YPF SOCIEDAD ANONIMA

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2022, 2021 AND 2020

YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

CONTENT

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YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

GLOSSARY OF TERMS

Term	Definition
ADR	American Depositary Receipt
ADS	American Depositary Share
AESA	Subsidiary A-Evangelista S.A.
AFIP	Argentine Tax Authority (Administración Federal de Ingresos Públicos)
ANSES	National Administration of Social Security (Administración Nacional de la Seguridad Social)
ASC	Accounting Standards Codification
Associate	Company over which YPF has significant influence as provided for in IAS 28
BCRA	Central Bank of the Argentine Republic (Banco Central de la República Argentina)
BNA	Argentine Nation Bank (Banco de la Nación Argentina)
BO	Official Gazette of the Argentine Republic (Boletín Oficial de la República Argentina)
BONAR	Argentine Treasury Bonds (Bonos de la Nación Argentina)
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A.
CDS	Associate Central Dock Sud S.A.
CFO	Chief Financial Officer
CGU	Cash-Generating Units
CNDC	Argentine Antitrust Authority (Comisión Nacional de Defensa de la Competencia)
CNV	Argentine Securities Commission (Comisión Nacional de Valores)
CPI	Consumer Price Index published by INDEC
CSJN	Argentine Supreme Court of Justice (Corte Suprema de Justicia de la Nación Argentina)
CT Barragán	Joint Venture CT Barragán S.A.
Dollar	United States dollar
Eleran	Subsidiary Eleran Inversiones 2011 S.A.U.
ENARGAS	Argentine Gas Regulator (Ente Nacional Regulador del Gas)
ENARSA	Energía Argentina S.A. (formerly Integración Energética Argentina S.A. “IEASA”)
FACPCE	Argentine Federation of Professional Councils in Economic Sciences (Federación Argentina de Consejos Profesionales de Ciencias Económicas)
FASB	Financial Accounting Standards Board
FOB	Free on board
Gas Austral	Associate Gas Austral S.A.
GPA	Associate Gasoducto del Pacífico (Argentina) S.A.
Group	YPF and its subsidiaries
IAS	International Accounting Standard
IASB	International Accounting Standards Board
IDS	Associate Inversora Dock Sud S.A.
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standard
IGJ	City of Buenos Aires’s Public Registry of Commerce (Inspección General de Justicia)
IIBB	Turnover tax (Impuesto a los ingresos brutos)
INDEC	National Institute of Statistics and Census (Instituto Nacional de Estadística y Censos)
IWPI	Internal Wholesale Price Index published by INDEC
JO	Joint operation
Joint venture	Company jointly owned by YPF as provided for in IFRS 11
LGS	Argentine General Corporations Law (Ley General de Sociedades) No. 19,550 (T.O. 1984), as amended
LNG	Liquified natural gas
LPG	Liquefied petroleum gas
MBtu	Million British thermal units
MEGA	Joint Venture Company Mega S.A.
Metroenergía	Subsidiary Metroenergía S.A.
Metrogas	Subsidiary Metrogas S.A.
MINEM	Former Ministry of Energy and Mining (Ministerio de Energía y Minería)
NO	Negotiable Obligations
Oiltanking	Associate Oiltanking Ebytem S.A.
OLCLP	Joint Venture Oleoducto Loma Campana - Lago Pellegrini S.A.
Oldelval	Associate Oleoductos del Valle S.A.
OPESSA	Subsidiary Operadora de Estaciones de Servicios S.A.
OTA	Joint Venture OleoductoTrasandino (Argentina) S.A.
OTC	Joint Venture OleoductoTrasandino (Chile) S.A.
PEN	National Executive Power (Poder Ejecutivo Nacional)
Peso	Argentine peso
PIST	Transportation system entry point (Punto de ingreso al sistema de transporte)
Profertil	Joint Venture Profertil S.A.
Refinor	Joint Venture Refinería del Norte S.A.
ROD	Record of decision
RTI	Integral Tariff Review (Revisión Tarifaria Integral)
RTT	Transitional Tariff Regime (Régimen Tarifario de Transición)
SE	Secretariat of Energy (Secretaría de Energía)
SEC	U.S. Securities and Exchange Commission
SEE	Secretariat of Electric Energy (Secretaría de Energía Eléctrica)
SGE	Government Secretariat of Energy (Secretaría de Gobierno de Energía)
SRH	Hydrocarbon Resources Secretariat (Secretaría de Recursos Hidrocarburíferos)
SSHyC	Under-Secretariat of Hydrocarbons and Fuels (Subsecretaría de Hidrocarburos y Combustibles)
Subsidiary	Company controlled by YPF in accordance with the provisions of IFRS 10.
Sustentator	Joint Venture Sustentator S.A.
Termap	Associate Terminales Marítimas Patagónicas S.A.
TFN	National Fiscal Tribunal (Tribunal Fiscal de la Nación)
UNG	Unaccounted Natural Gas
US$	United States dollars
US$/Bbl	Dollar per barrel
UVA	Unit of Value (Unidad de Valor Adquisitivo)
VAT	Value Added Tax
WI	Working interest
Y-GEN I	Joint venture Y-GEN Eléctrica S.A.U.
Y-GEN II	Joint venture Y-GEN Eléctrica II S.A.U.
YPF Brasil	Subsidiary YPF Brasil Comercio Derivado de Petróleo Ltda.
YPF Chile	Subsidiary YPF Chile S.A.
YPF EE	Joint venture YPF Energía Eléctrica S.A.
YPF Gas	Associate YPF Gas S.A.
YPF Holdings	Subsidiary YPF Holdings, Inc.
YPF International	Subsidiary YPF International S.A.
YPF or the Company	YPF S.A.
YPF Perú	Subsidiary YPF E&P Perú S.A.C.
YPF Ventures	Subsidiary YPF Ventures S.A.U.
YTEC	Subsidiary YPF Tecnología S.A.
WEM	Wholesale Electricity Market

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YPF SOCIEDAD ANONIMA CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

LEGAL INFORMATION

Legal address

Macacha Güemes 515 - City of Buenos Aires, Argentina.

Fiscal year

No.46 beginning on January 1, 2022.

Principal business of the Company

The Company’s purpose shall be to perform, on its own, through third parties or in association with third parties, the study, exploration, development and production of oil, natural gas and other minerals and the refining, marketing and distribution of oil and petroleum products and direct and indirect petroleum derivatives, including petrochemicals, chemicals, including those derived from hydrocarbons and non-fossil fuels, biofuels and their components, as well as the production of electric power from hydrocarbons, through which it may manufacture, use, purchase, sell, exchange, import or export them. It shall also be the Company’s purpose to render, directly, through a subsidiary, or in association with third parties, telecommunications services in all forms and modalities authorized by the legislation in force after applying for the relevant licenses, as required by the regulatory framework, as well as the production, industrialization, processing, commercialization, conditioning, transportation and stockpiling of grains and products derived from grains, as well as any other activity complementary to its industrial and commercial business or that may be necessary to attain its objective. In order to fulfill these objectives, the Company may set up, become associated with or have an interest in any public or private entity domiciled in Argentina or abroad, within the limits set forth in the Bylaws.

Filing with the Public Registry

Bylaws filed on February 5, 1991 under No. 404, Book 108, Volume A of Sociedades Anónimas, with the Public Registry of City of Buenos Aires, in charge of the IGJ; and Bylaws in substitution of previous Bylaws, filed on June 15, 1993, under No. 5,109, Book 113, Volume A of Sociedades Anónimas, with the above mentioned Registry.

Duration of the Company

Through June 15, 2093.

Last amendment to the Bylaws

April 30, 2021 registered with the IGJ on August 5, 2021 under No. 12,049, Book 103 of Corporations.

Capital structure

393,312,793 shares of common stock, $10 par value and 1 vote per share.

Subscribed, paid-in and authorized for stock exchange listing (in pesos)

3,933,127,930.

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2022, 2021 AND 2020 (Amounts expressed in millions of United States dollars)

	Notes	2022	2021	2020
ASSETS
Non-current assets
Intangible assets	7	384	419	465
Property, plant and equipment	8	17,510	16,003	16,413
Right-of-use assets	9	541	519	524
Investments in associates and joint ventures	10	1,905	1,529	1,274
Deferred income tax assets, net	17	17	19	33
Other receivables	12	205	190	175
Trade receivables	13	6	43	101
Investment in financial assets	14	201	25	-

Total non-current assets		20,769	18,747	18,985

Current assets
Assets held for disposal		-	1	6
Inventories	11	1,738	1,500	1,191
Contract assets	24	1	13	10
Other receivables	12	808	616	409
Trade receivables	13	1,504	1,305	1,287
Investment in financial assets	14	319	497	344
Cash and cash equivalents	15	773	611	650

Total current assets		5,143	4,543	3,897

TOTAL ASSETS		25,912	23,290	22,882

SHAREHOLDERS’ EQUITY
Shareholders’ contributions		4,507	4,535	4,532
Retained earnings		5,947	3,649	3,525

Shareholders’ equity attributable to shareholders of the parent company		10,454	8,184	8,057

Non-controlling interest		98	80	74

TOTAL SHAREHOLDERS’ EQUITY		10,552	8,264	8,131

LIABILITIES
Non-current liabilities
Provisions	16	2,571	2,519	2,219
Deferred income tax liabilities, net	17	1,733	1,805	1,423
Income tax liability	17	26	29	42
Taxes payable	18	1	2	3
Salaries and social security	19	1	32	46
Lease liabilities	20	272	276	288
Loans	21	5,948	6,534	6,277
Other liabilities	22	19	9	35
Accounts payable	23	6	9	8

Total non-current liabilities		10,577	11,215	10,341

Current liabilities
Provisions	16	199	188	73
Contract liabilities	24	77	130	81
Income tax liability	17	27	13	9
Taxes payable	18	173	143	188
Salaries and social security	19	297	229	178
Lease liabilities	20	294	266	263
Loans	21	1,140	845	1,793
Other liabilities	22	12	34	108
Accounts payable	23	2,564	1,963	1,717

Total current liabilities		4,783	3,811	4,410

TOTAL LIABILITIES		15,360	15,026	14,751

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		25,912	23,290	22,882

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020

(Amounts expressed in millions of United States dollars, except per share information expressed in United States dollars)

	Notes	2022	2021	2020
Net income

Revenues	24	18,757	13,682	9,690
Costs	25	(13,684)	(10,629)	(8,663)

Gross profit		5,073	3,053	1,027

Selling expenses	26	(1,896)	(1,507)	(1,324)
Administrative expenses	26	(657)	(470)	(467)
Exploration expenses	26	(65)	(30)	(80)
(Impairment) / Recovery of property, plant and equipment and intangible assets, net	7-8	(123)	(115)	(53)
Other net operating results	27	150	(232)	93

Operating profit / (loss)		2,482	699	(804)

Income from equity interests in associates and joint ventures	10	446	287	188

Financial income	28	2,188	904	1,492
Financial costs	28	(2,315)	(1,408)	(1,966)
Other financial results	28	255	233	253

Net financial results	28	128	(271)	(221)

Net profit / (loss) before income tax		3,056	715	(837)

Income tax	17	(822)	(699)	(184)

Net profit / (loss) for the year		2,234	16	(1,021)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss:
Translation effect from subsidiaries, associates and joint ventures		(194)	(62)	(111)
Result from net monetary position in subsidiaries, associates and joint ventures (1)		276	177	96

Other comprehensive income for the year		82	115	(15)

Total comprehensive income for the year		2,316	131	(1,036)

Net profit / (loss) for the year attributable to:
Shareholders of the parent company		2,228	26	(1,004)
Non-controlling interest		6	(10)	(17)
Other comprehensive income for the year attributable to:
Shareholders of the parent company		70	98	(13)
Non-controlling interest		12	17	(2)
Total comprehensive income for the year attributable to:
Shareholders of the parent company		2,298	124	(1,017)
Non-controlling interest		18	7	(19)
Earnings per share attributable to shareholders of the parent company:
Basic and diluted	31	5.67	0.07	(2.56)

(1)	Result associated to subsidiaries, associates and joint ventures with the peso as functional currency. See Note 2.b.1).

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Amounts expressed in millions of United States dollars)

	2022
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium		Issuance premiums		Total
Balance at the beginning of the fiscal year	3,931	2	5	(5)	(38)		640		4,535
Accrual of share-based benefit plans (3)	-	-	2	-	-		-		2
Repurchase of treasury shares	(19)	19	-	(28)	-		-		(28)
Settlement of share-based benefit plans (2)	3	(3)	(5)	3	-		-		(2)
As decided by the Shareholders’ Meeting on April 29, 2022: (4)
- Absorption of accumulated losses	-	-	-	-	-		-		-
Other comprehensive income	-	-	-	-	-		-		-
Net profit	-	-	-	-	-		-		-

Balance at the end of the fiscal year	3,915	18	2	(30)	(38)		640		4,507

	Retained earnings								Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses		Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	-	-	-	(564)		3,426		8,184	80	8,264
Accrual of share-based benefit plans (3)	-	-	-	-	-		-		2	-	2
Repurchase of treasury shares	-	-	-	-	-		-		(28)	-	(28)
Settlement of share-based benefit plans (2)	-	-	-	-	-		-		(2)	-	(2)
As decided by the Shareholders’ Meeting on April 29, 2022: (4)
- Absorption of accumulated losses	-	-	-	-	-		-		-	-	-
Other comprehensive income	-	-	-	-	70		-		70	12	82
Net profit	-	-	-	-	-		2,228		2,228	6	2,234

Balance at the end of the fiscal year	787	-	-	-	(494)	(1)	5,654	(5)	10,454	98	10,552

(1)

Includes (1,431) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 937 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	The disposition of Shareholders’ Meeting is made based on the Company’s financial statements in pesos (the Argentine legal currency).
(5)	Includes 68 restricted to the distribution of unallocated retained earnings and losses (see Note 2.b.16)).

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (cont.) (Amounts expressed in millions of United States dollars)

	2021
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium		Issuance premiums	Total
Balance at the beginning of the fiscal year	3,926	7	(4)	7	(44)		640	4,532
Accrual of share-based benefit plans (3)	-	-	6	-	-		-	6
Settlement of share-based benefit plans (2)	5	(5)	3	(12)	6		-	(3)
As decided by the Shareholders’ Meeting on April 30, 2021: (4)
- Reversal of reserves and absorption of accumulated losses	-	-	-	-	-		-	-
Other comprehensive income	-	-	-	-	-		-	-
Net profit / (loss)	-	-	-	-	-		-	-

Balance at the end of the fiscal year	3,931	2	5	(5)	(38)		640	4,535

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	114	1,630	37	(662)		1,619	8,057	73	8,130
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	6	-	6
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(3)	-	(3)
As decided by the Shareholders’ Meeting on April 30, 2021: (4)
- Reversal of reserves and absorption of accumulated losses	-	(114)	(1,630)	(37)	-		1,781	-	-	-
Other comprehensive income	-	-	-	-	98		-	98	17	115
Net profit / (loss)	-	-	-	-	-		26	26	(10)	16

Balance at the end of the fiscal year	787	-	-	-	(564)	(1)	3,426	8,184	80	8,264

(1)

Includes (1,237) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 673 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	The disposition of Shareholders’ Meeting is made based on the Company’s financial statements in pesos (the Argentine legal currency).

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (cont.) (Amounts expressed in millions of United States dollars)

	2020
	Shareholders’ contributions
	Capital	Treasury shares	Share-based benefit plans	Acquisition cost of treasury shares	Share trading premium		Issuance premiums	Total
Balance at the beginning of the fiscal year	3,924	9	1	1	(43)		640	4,532
Accrual of share-based benefit plans (3)	-	-	7	-	-		-	7
Repurchase of treasury shares	(3)	3	-	(6)	-		-	(6)
Settlement of share-based benefit plans (2)	5	(5)	(12)	12	(1)		-	(1)
As decided by the Shareholders’ Meeting on April 30, 2020: (4)
- Reversal of reserves and absorption of accumulated losses	-	-	-	-	-		-	-
- Constitution of reserves	-	-	-	-	-		-	-
Other comprehensive income	-	-	-	-	-		-	-
Net loss	-	-	-	-	-		-	-

Balance at the end of the fiscal year	3,926	7	(4)	7	(44)		640	4,532

	Retained earnings							Equity attributable to
	Legal reserve	Reserve for future dividends	Reserve for investments	Reserve for purchase of treasury shares	Other comprehensive income		Unappropriated retained earnings and losses	Shareholders of the parent company	Non- controlling interest	Total shareholders’ equity
Balance at the beginning of the fiscal year	787	100	2,045	36	(649)		2,223	9,074	93	9,167
Accrual of share-based benefit plans (3)	-	-	-	-	-		-	7	-	7
Repurchase of treasury shares	-	-	-	-	-		-	(6)	-	(6)
Settlement of share-based benefit plans (2)	-	-	-	-	-		-	(1)	-	(1)
As decided by the Shareholders’ Meeting on April 30, 2020: (4)
- Reversal of reserves and absorption of accumulated losses
- Constitution of reserves	-	14	(415)	1	-		400	-	-	-
Other comprehensive income	-	-	-	-	(13)		-	(13)	(2)	(15)
Net loss	-	-	-	-	-		(1,004)	(1,004)	(17)	(1,021)

Balance at the end of the fiscal year	787	114	1,630	37	(662)	(1)	1,619	8,057	74	8,131

(1)

Includes (1,175) corresponding to the effect of the translation of the financial statements of investments in subsidiaries, associates and joint ventures with functional currencies other than the dollar and 513 corresponding to the recognition of the result for the net monetary position of subsidiaries, associates and joint ventures with the peso as functional currency, see Note 2.b.1).

(2)	Net of employees’ income tax withholdings related to the share-based benefit plans.
(3)	See Note 37.
(4)	The disposition of Shareholders’ Meeting is made based on the Company’s financial statements in pesos (the Argentine legal currency).

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA CONSOLIDATED STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2022, 2021 AND 2020 (Amounts expressed in millions of United States dollars)

	2022	2021	2020
Cash flows from operating activities
Net loss	2,234	16	(1,021)
Adjustments to reconcile net loss to cash flows provided by operating activities:
Income from equity interests in associates and joint ventures	(446)	(287)	(188)
Depreciation of property, plant and equipment	2,551	2,816	2,460
Amortization of intangible assets	43	51	48
Depreciation of right-of-use assets	214	201	254
Retirement of property, plant and equipment and intangible assets and consumption of materials	375	342	339
Charge on income tax	822	699	184
Net increase in provisions	139	510	396
Impairment / (Recovery) of property, plant and equipment and intangible assets, net	123	115	53
Effect of changes in exchange rates, interest and other	(73)	440	224
Share-based benefit plans	8	6	7
Other insurance income	-	(15)	(52)
Result from debt exchange	-	(21)	29
Result from financial instruments exchange	-	-	(18)
Result from sale of WI of areas	-	(21)	(192)
Result from sale of assets	-	(57)	-
Changes in assets and liabilities:
Trade receivables	(397)	117	414
Other receivables	(94)	(241)	89
Inventories	(232)	(303)	162
Accounts payable	600	(91)	(490)
Taxes payables	112	(33)	27
Salaries and social security	80	10	90
Other liabilities	(14)	(92)	109
Decrease in provisions included in liabilities due to payment/use	(159)	(81)	(33)
Contract assets	7	(6)	(8)
Contract liabilities	(29)	56	(22)
Dividends received	94	56	38
Proceeds from collection of profit loss insurance	1	19	51
Income tax payments	(266)	(5)	(35)

Net cash flows from operating activities (1) (2)	5,693	4,201	2,915

Investing activities: (3)
Acquisition of property, plant and equipment and intangible assets	(4,006)	(2,448)	(1,650)
Contributions and acquisitions of interests in associates and joint ventures	(2)	-	-
Loans with related parties, net	(18)	-	-
Proceeds from sales of financial assets	643	406	557
Payments from purchase of financial assets	(740)	(594)	(641)
Interests received from financial assets	99	41	-
Proceeds from sales of WI of areas and assets	8	48	217

Net cash flows used in investing activities	(4,016)	(2,547)	(1,517)

Financing activities: (3)
Payments of loans	(780)	(1,653)	(2,283)
Payments of interests	(543)	(615)	(873)
Proceeds from loans	402	963	1,803
Account overdraft, net	71	8	2
Repurchase of treasury shares	(28)	-	(6)
Payments of leases	(341)	(302)	(331)
Payments of interests in relation to income tax	(8)	(1)	(10)

Net cash flows used in financing activities	(1,227)	(1,600)	(1,698)

Effect of changes in exchange rates on cash and cash equivalents	(288)	(93)	(156)

Net Increase (Decrease) in cash and cash equivalents	162	(39)	(456)

Cash and cash equivalents at the beginning of the fiscal year	611	650	1,106
Cash and cash equivalents at the end of the fiscal year	773	611	650

Net Increase (Decrease) in cash and cash equivalents	162	(39)	(456)

(1)	Does not include exchange differences generated by cash and cash equivalents, which is exposed separately in this statement.
(2)

Includes 175, 119 and 161 for the fiscal year ended December 31, 2022, 2021 and 2020, respectively, for payment of short-term leases and payments of the variable charge of leases related to the underlying asset performance and/or use.

(3)	The main investing and financing transactions that have not affected cash and cash equivalents correspond to:

	2022	2021	2020
Unpaid acquisitions of property, plant and equipment	488	357	205
Hydrocarbon wells abandonment obligation costs	268	32	(166)
Additions of right-of-use assets	306	284	149
Capitalization of depreciation of right-of-use assets	57	44	54
Capitalization of financial accretion for lease liabilities	14	11	14
Capitalization in associates and joint ventures	1	-	-

Accompanying notes are an integral part of the consolidated financial statements.

PABLO GERARDO GONZÁLEZ President

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

(Amounts expressed in millions of United States dollars, except shares and per shares amounts expressed in United States dollars, and as otherwise indicated)

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP BUSINESS

General information

YPF S.A. (“YPF” or the “Company”) is a stock corporation (sociedad anónima) incorporated under the Argentine laws, with a registered office at Macacha Güemes 515, in the City of Buenos Aires.

YPF and its subsidiaries (the “Group”) form the leading energy group in Argentina, which operates a fully integrated oil and gas chain with leading market positions across the domestic Upstream, Downstream and Gas and Power segments.

Structure and organization of the economic Group

The following chart shows the organizational structure, including the main companies of the Group, as of December 31, 2022:

(1)	Held directly and indirectly.
(2)	See Note 35.c.3).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

1.	GENERAL INFORMATION, STRUCTURE AND ORGANIZATION OF THE GROUP BUSINESS (cont.)

Organization of the business

As of December 31, 2022, the Group carries out its operations in accordance with the following structure:

-	Upstream
-	Gas and Power
-	Downstream
-	Central administration and others, which covers the remaining activities not included in the previous segments

Activities covered by each business segment are detailed in Note 5.

The operations, properties and clients of the Group are mainly located in Argentina. However, the Group also holds WI in exploratory areas in Bolivia and sells jet fuel, natural gas, lubricants and derivatives in Chile and lubricants and derivatives in Brazil.

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

2.a) Basis of preparation

Application of IFRS

The consolidated financial statements of the Group for the fiscal years ended December 31, 2022, 2021 and 2020 are presented in accordance with IFRS as issued by the IASB.

The amounts and other information corresponding to the fiscal years ended on December 31, 2021 and 2020 are an integral part of the consolidated financial statements mentioned above. See Note 2.d).

These consolidated financial statements were approved by the Board of Directors and authorized to be issued on March 9, 2023.

Fiscal year-end

The Company’s fiscal year begins on January 1 and ends on December 31, each year.

Current and Non-current classification

The presentation in the consolidated statement of financial position makes a distinction between current and non-current assets and liabilities, according to the activitie’s operating cycle. Current assets and liabilities include assets and liabilities which are realized or settled within the 12-month period from the end of the fiscal year. All other assets and liabilities are classified as non-current.

Income tax liabilities and deferred tax assets and liabilities are presented separately from each other and from other assets and liabilities, as current and non-current, as applicable.

Accounting criteria

The consolidated financial statements have been prepared under historical cost criteria, except for financial assets measured at fair value through profit or loss.

Non-monetary assets and liabilities of subsidiaries having the peso as functional currency, were adjusted for inflation. See Note 2.b.1).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Use of estimates

The preparation of financial statements at a certain date requires the Company to make estimates and assessments affecting the amount of assets and liabilities recorded, contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the fiscal year. Future results might differ from the estimates and assessments made on the date of preparation of these consolidated financial statements.

The description of any significant estimates and accounting judgments made by the Company in applying the accounting policies, as well as the key estimates and areas with greater degree of complexity which require more critical judgments, are disclosed in Note 2.c).

Consolidation policies

For purposes of presenting the consolidated financial statements, the full consolidation method was used with respect to all subsidiaries, which are those companies which the Group controls. The Group controls an entity when it is exposed or is entitled to the variable results arising from its equity interest in the entity and has the ability to affect those results through its power over the entity. This capacity is, in general but not solely, obtained by the direct or indirect ownership of more than 50% of the voting shares of an entity.

Interest in JO and other agreements which give the Group a contractually-established percentage over the rights of the assets and obligations that emerge from the contract, have been consolidated line by line on the basis of the participation over the assets, liabilities, income and expenses related to each contract. Assets, liabilities, income and expenses of JO are presented in the consolidated statement of financial position and in the consolidated statement of comprehensive income, in accordance with their respective nature.

Note 10 details the fully consolidated controlled subsidiaries. Furthermore, the Note 29 details the main JO, proportionally consolidated.

In the consolidation process, balances, transactions, profits and losses between consolidated companies and JO have been eliminated.

The Company’s consolidated financial statements are based on the most recent available financial statements of the companies which YPF controls, taking into consideration, where applicable, significant subsequent events and transactions, management information available and transactions between YPF and such subsidiaries, which could have produced changes to their shareholders’ equity. The date of the financial statements of such subsidiaries used in the consolidation process may differ from the date of YPF’s consolidated financial statements due to administrative reasons. The accounting principles and procedures used by subsidiaries have been homogenized, where appropriate, with those used by YPF in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of subsidiaries whose functional currency is different from the YPF’s presentation currency are translated using the procedure set out in Note 2.b.1).

The Group holds 100% of capital of the consolidated companies, with the exception of the holdings in Metrogas and YTEC. The Group takes into account quantitative and qualitative aspects to determine which subsidiaries have significant non-controlling interests. In accordance with the previously mentioned, the Group concluded that there are no significant non-controlling interests to be disclosed, as required by IFRS 12 “Disclosure of Interests in Other Entities”.

Financial information of subsidiaries, associates and joint ventures in hyperinflationary economies

Under IAS 29 “Financial Reporting in Hyperinflationary Economies” the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period or fiscal year. The standard sets forth quantitative and qualitative factors to be contemplated in order to determine whether or not an economy is hyperinflationary.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In recent years, inflation in Argentina has been high, with an accumulated inflation rate exceeding 100% over the last 3 years. In addition, certain qualitative and quantitative factors, such as the significant devaluation of the peso, led to the conclusion that the restatement by inflation of annual or interim financial statements corresponding to annual or interim periods ending after July 1, 2018, should be applied.

Companies could not present their restated financial statements because Decree No. 664/2003 of the PEN prohibited regulatory agencies (including the CNV) from receiving financial statements adjusted for inflation.

Law No. 27,468, published on December 4, 2018 in the BO repealed Decree No. 1,269/2002 of the PEN as amended (including the aforementioned Decree No. 664/2003). The provisions of the aforementioned Law became in full force and effect as of December 28, 2018, the date of the publication of the General Resolution No. 777/2018 of the CNV, which established that annual financial statements, interim and special periods closing from December 31, 2018 inclusive, must be submitted adjusted for inflation, as established by IAS 29. The FACPCE’s guidelines will be applied to those issues not specifically addressed in the aforementioned regulations.

Although the application of IAS 29 does not directly affect YPF because its functional currency is the dollar, as mentioned in Note 2.b.1), it does affect the investments that the Company has in its subsidiaries, associates and joint ventures whose functional currency is the peso, all of which have adjusted their financial statements.

In compliance with IAS 29 guidelines, the adjustment was based on the last date on which subsidiaries, associates and joint ventures whose functional currency is the peso restated their financial statements to reflect the effects of inflation. For this purpose, in general terms, the inflation from the date of acquisition or addition, or from the date of asset revaluation, as applicable, was computed in balances of non-monetary assets and liabilities. As a result of the adjustment for inflation in such financial statements, the value of non-monetary items increased, with the cap of their recoverable value, and with the consequent effect on deferred tax. Regarding income statement, in addition to the restatement of revenues, costs, expenses and other items, the net monetary position effect was included in a separate item in “Other financial results”.

2.b) Significant accounting policies

2.b.1) Functional and reporting currency and tax effect on other comprehensive income

Functional currency

YPF, based on parameters set out in IAS 21 “The Effects of Change in Foreign Exchange Rates”, has defined the dollar as its functional currency. Consequently, non-monetary cost-based measured assets and liabilities, as well as income or loss, are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction.

Transactions in currencies other than the functional currency of the Company are deemed to be foreign currency transactions and are remeasured into functional currency by applying the exchange rate prevailing at the date of the transaction (or, for practical reasons and when exchange rates do not fluctuate significantly, the average exchange rate for each month). At the end of each fiscal year or at the time of payment, the balances of monetary assets and liabilities in currencies other than the functional currency are measured at the exchange rate prevailing at such date and the exchange differences arising from such measurement are recognized in “Net financial results” in the consolidated statement of comprehensive income for the fiscal year in which they arise.

Assets, liabilities and results of subsidiaries, associates and joint ventures are expressed in their respective functional currencies. The effects of the conversion into dollar of the financial information of those companies whose functional currency is other than the dollar are recorded in “Other comprehensive income” in the consolidated statement of comprehensive income for the fiscal year in which they arise.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Presentation currency

The information included in these consolidated financial statements is presented in dollars, which is the Company’s functional currency, that is, the currency of the primary economic environment in which the entity operates.

The consolidated financial statements used by YPF for statutory, legal and regulatory purposes in Argentina are those in Argentine pesos and filed with the CNV and approved by the Board of Directors and authorized to be issued on March 9, 2023.

Effective 2022, the Company changed its presentation currency from peso to dollar. The Company believes that the change in presentation currency provides users of the financial statements with a better reflection of the Company’s business activities and enhance the comparability of the Company’s financial information to its peers.

The change in presentation currency represents a voluntary change in accounting policy, which is accounted for retrospectively according to IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.

Due to this change these consolidated financial statements for all comparative periods reported have been presented in dollars.

Effect of the translation of investments in subsidiaries, associates and joint ventures with functional currency corresponding to a hyperinflationary economy

Under IAS 21, the financial statements of a subsidiary with the functional currency of a hyperinflationary economy have to be restated according to IAS 29 before they are included in the consolidated financial statements of its parent company with a functional currency of a non-hyperinflationary economy, except for their comparative figures.

Following the aforementioned guidelines, the results and financial position of subsidiaries with the peso as functional currency were translated into dollar by the following procedures: All amounts (i.e., assets, liabilities, stockholders’ equity items, expenditures and revenues) were translated at the exchange rate effective at the closing date of the financial statements, except for comparative amounts, which were presented as current amounts in the financial statements of the previous fiscal year (i.e., these amounts were not be adjusted to reflect subsequent variations in price levels or exchange rates). Thus, the effect of the restatement of comparative amounts was recognized in “Other comprehensive income” in the consolidated statement of comprehensive income.

These criteria were also implemented by the Group for its investments in associates and joint ventures.

When an economy ceases to be hyperinflationary and an entity ceases to restate its financial statements in accordance with IAS 29, it will use the amounts restated according to the price level of the date on which the entity ceased to make such restatement as historical costs, in order to translate them into the presentation currency.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Tax effect on other comprehensive income

Results included in “Other comprehensive income” in the consolidated statement of comprehensive income have no effect on the income tax or in the deferred tax since at the time they were generated, the relevant transactions did not make any impact on net accounting result nor in taxable result.

2.b.2) Financial assets

Classification

In accordance with IFRS 9 “Financial Instruments”, the Group classifies its financial assets into 2 categories:

(i)	Financial assets at amortized cost:

Financial assets are measured at amortized cost if both of the following criteria are met: (1) the objective of the Group’s business model is to hold the assets to collect the contractual cash flow; and (2) the contractual terms only require specific dates for payments of principal and interest.

In addition, and for assets that meet the aforementioned conditions, IFRS 9 contemplates the option of designating, at the time of the initial recognition, an asset as measured at its fair value, if doing so would eliminate or significantly reduce the valuation or recognition inconsistency that could arise in the event that the valuation of the assets and liabilities or the recognition of profit or losses resulting therefrom be carried out on different bases. The Group has not designated a financial asset at fair value by using this option.

(ii)	Financial assets at fair value through profit or loss:

If either of the 2 criteria above are not met, the financial asset is classified as an asset measured at fair value through profit or loss.

Recognition and measurement

Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the assets. Financial assets are derecognized when the rights to receive cash flows from the investments and the risks and rewards of ownership have expired or have been transferred.

Financial assets at amortized cost are initially recognized at fair value plus transaction costs. These assets accrue interest based on the effective interest rate method.

Financial assets at their fair value through profit or loss are initially recognized at fair value and transaction costs are recognized as an expense in the consolidated statement of comprehensive income. They are subsequently valued at fair value. Changes in fair values and results from sales of financial assets at fair value through profit or loss are recorded in “Net financial results” in the consolidated statement of comprehensive income.

In general, the Group uses the transaction price to ascertain the fair value of a financial instrument on initial recognition. In other cases, the Group records a profit or loss on initial recognition only if the fair value of the financial instrument can be supported by other comparable and observable market transactions for the same type of instrument or if it is based in a technical valuation that only inputs observable market information. Unrecognized profits or losses on initial recognition of a financial asset are recognized later on, only to the extent they arise from a change in the factors (including time) that market participants would consider upon setting the price.

Profit or loss on debt instruments measured at amortized cost and not included for hedging purposes are charged to income when the financial assets are derecognized or an impairment loss is recognized and during the amortization process using the effective interest rate method. The Group reclassifies all investments on debt instruments only when its business model for managing those assets changes.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Impairment of financial assets

The Group assesses the impairment of its financial assets according to the expected credit losses model. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach allowed by IFRS 9, which requires expected lifetime credit losses to be recognized from initial recognition of the receivables. See Note 2.b.18).

Offsetting financial instruments

Financial assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.b.3) Inventories

Inventories are valued at the lower value between their cost and their net realizable value. Cost includes acquisition costs (less trade discount, rebates and other similar items), transformation and other costs, which have been incurred when bringing the inventory to its present location and condition. The net realizable value is the estimated selling price in the ordinary course of business less selling expenses.

In the case of refined products, costs are allocated in proportion to the selling price of the related products (isomargen method) due to the difficulty for distributing the production costs to each product. Raw materials, packaging and other inventory are valued at their acquisition cost.

The Group assesses the net realizable value of the inventories at the end of each fiscal year and recognizes in profit or loss in the consolidated statement of comprehensive income the appropriate valuation adjustment if the inventories exceed their net realizable value. When the circumstances that previously caused impairment no longer exist or when there is clear evidence of an increase in the inventories’ net realizable value because of changes in economic circumstances, the amount of a write-down is reversed.

2.b.4) Intangible assets

The Group initially recognizes intangible assets at their acquisition or development cost. This cost is amortized on a over the useful lives of these assets, if applicable. At the end of each year, such assets are measured at their acquisition or development cost, considering the criteria adopted by the Group in the transition to IFRS, less its respective accumulated amortization and, if applicable, impairment losses.

The main intangible assets of the Group are as follows:

Service concessions arrangements

Includes transportation and storage concessions. These assets are valued at their acquisition cost, considering the criteria adopted by the Group in the transition to IFRS, net of accumulated amortization. They are depreciated using the straight-line method during the course of the concession period.

The Hydrocarbons Law allows the PEN and the provinces to award concessions for the transportation of hydrocarbons for similar periods to the terms of the exploitation concessions granted (see Note 35.a.1)). Under of this regulatory framework, holders of production concessions are entitled to receive a transportation concession for the oil, natural gas and petroleum products that they produce. The holder of a transportation concession has the right to:

-	Transport oil, natural gas and petroleum products.

-

Build and operate pipelines for oil, natural gas and their derivatives, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In addition, a transportation concession holder is under an obligation to transport hydrocarbons to third parties, without discrimination, in exchange for a tariff. This obligation, however, is applicable to oil or natural gas producers only to the extent the concession holder has available additional capacity and is expressly subject to the transportation requirements of the concession holder. Transportation tariffs are subject to approval by the SE for oil and petroleum derivatives pipelines, and by ENARGAS for gas pipelines. Upon expiration of a transportation concession, pipelines and related facilities revert to the Argentine Government, without any payment to the concession holder.

In connection with the foregoing, the Privatization Law granted the Company 35-year transportation concessions for the transportation facilities operated by Yacimientos Petrolíferos Fiscales S.E. as of such date, with the possibility of being extended for 10 years. The main pipelines related to said transportation concessions are the following:

-	La Plata / Dock Sud
-	Puerto Rosales / La Plata
-	Monte Cristo / San Lorenzo
-	Puesto Hernández / Luján de Cuyo
-	Luján de Cuyo / Villa Mercedes

Thus, assets meeting certain requirements set forth by the IFRIC 12, which the Company’s judgment are met in the facilities mentioned in the preceding paragraphs, are recognized as intangible assets.

Exploration rights

The Group classifies exploration rights as intangible assets, which are valued at their cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related impairment, if applicable.

Investments related to unproved oil reserves or fields under evaluation are not depreciated. These investments are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired. Any impairment loss or reversal is recognized in the consolidated statement of comprehensive income. Exploration costs (geological and geophysical expenditures, expenditures associated with the maintenance of unproved reserves and other expenditures relating to exploration activities), excluding exploratory well drilling costs, are charged to expense in the consolidated statement of comprehensive income as incurred.

Other intangible assets

This section mainly includes costs relating to computer software development expenditures, as well as assets that represent the rights to use technology and knowledge (“know how”) for the manufacture and commercial exploitation of equipment related to oil and/or natural gas extraction. These items are valued at their acquisition cost, considering the deemed cost criteria adopted by the Group in the transition to IFRS, net of the related depreciation and impairment, if applicable.

These assets are amortized on a straight-line basis over their useful lives, which range between 3 and 15 years. The Group reviews the aforementioned estimated useful life annually.

The Group has no intangible assets with indefinite useful lives as of December 31, 2022, 2021 and 2020.

2.b.5) Investments in associates and joint ventures

Investments in associates and joint ventures are valued using the equity method.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

According to this method, the investment is initially recognized at cost under “Investments in associates and joint ventures” in the consolidated statement of financial position, and the book value increases or decreases to recognize the investor’s interest in the income of the associate or joint venture after the acquisition date, which is reflected in the consolidated statement of comprehensive income under “Income from equity interests in associates and joint ventures”. The investment includes, if applicable, the goodwill identified in the acquisition.

Associates are those entities in respect of which the Group has significant influence, understood as the power to participate in the financial and operating policy decisions of the investee but not control or joint control over those policies. Significant influence is presumed in companies in which a company has an interest of 20% or more and less than 50%.

Joint arrangements are contractual agreements through which the Group and the other party or parties have joint control. Under the provisions of IFRS 11 “Joint Arrangements” and IAS 28 “Investments in Associates and Joint Ventures”, investments in which 2 or more parties have joint control (defined as a “joint arrangement”) should be classified as either a JO (when the parties that have joint control have rights to the assets and obligations for the liabilities relating to the joint arrangement) or a joint venture (when the parties that have joint control have rights to the net assets of the joint arrangement). Considering such classification, JO should be proportionally consolidated while joint ventures are accounted for under the equity method.

Associates and joint ventures have been valued based upon the latest available financial statements of these companies as of the end of each year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between the Group and the related company that have produced changes on the latter’s shareholders’ equity. The dates of the financial statements of such related companies used in the consolidation process may differ from the date of the Company’s consolidated financial statements due to administrative reasons. The accounting principles and procedures used by associates and joint ventures have been homogenized, where appropriate, with those used by the Group in order to present the consolidated financial statements based on uniform accounting and presentation policies. The financial statements of associates and joint ventures whose functional currency is the currency of a hyperinflationary economy and/or different from the presentation currency are translated using the procedure set out in Note 2.b.1).

Investments in companies in which the Group has no significant influence or joint control, are valued at cost.

Investments in companies with negative shareholders’ equity are disclosed in the “Other liabilities”.

On each closing date or upon the existence of signs of impairment, it is determined whether there is any objective evidence of impairment in the value of the investment in associates and joint ventures. If this is the case, the Group calculates the amount of the impairment as the difference between the recoverable value of associates and joint ventures and their book value and recognizes the difference under “Income from equity interests in associates and joint ventures” in the consolidated statement of comprehensive income. The recorded value of investments in associates and joint ventures does not exceed their recoverable value.

Note 10 details the investments in associates and joint ventures.

2.b.6) Property, plant and equipment

Property, plant and equipment are valued at their acquisition cost, plus all the costs directly related to the location of such assets for their intended use, considering the deemed cost criteria adopted by the Group in the transition to IFRS.

Borrowing costs of assets that require a substantial period of time to be ready for their intended use are capitalized as part of the cost of these assets until they are ready for their intended use or sale.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Major inspections, necessary to restore the service capacity of the related asset are capitalized and depreciated on a straight-line basis over the period until the next overhaul is scheduled.

The costs of renewals, betterments and enhancements that extend the useful life of properties and/or improve their service capacity are capitalized. As property, plant and equipment are retired, the related cost and accumulated depreciation are derecognized.

Repair, conservation and ordinary maintenance expenses are recognized in the consolidated statement of comprehensive income as incurred.

These assets are reviewed for impairment at least once a year, or whenever there are indicators that the assets may have become impaired, as detailed in Note 2.b.8).

Depreciation

Property, plant and equipment, other than those related to oil and natural gas production activities, are depreciated using the straight-line method, over the years of estimated useful life of the assets, as follows:

Years of Estimated Useful Life
Buildings and other constructions	50
Refinery equipment and petrochemical plants	20 - 25
Infrastructure for natural gas distribution	20 - 50
Transportation equipment	5 - 25
Furniture, fixtures and installations	10
Selling equipment	10
Other property	10

Land is classified separately from the buildings or facilities that may be located on it and is deemed to have an indefinite useful life. Therefore, it is not depreciated.

The Group reviews the estimated useful life of each class of assets annually.

Oil and natural gas production activities

The Group recognizes oil and natural gas exploration and production transactions using the successful-efforts method. The costs incurred in the acquisition of new WI in areas with proved and unproved reserves are capitalized as incurred in the “Mining properties, wells and related equipment” account. Costs related to exploration permits are classified as intangible assets.

Exploration costs, excluding the costs associated with exploratory wells, are charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, are capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves are not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and natural gas reserves, but classification of those reserves as proved cannot be made. In those cases, the drilling cost of the exploratory well will continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well, and the Group is making sufficient progress assessing the reserves as well as the economic and operating viability of the project. If any of the mentioned conditions are not met, the drilling cost of the exploratory well is charged to the profit or loss of the fiscal year. In addition, the exploratory activity involves, in many cases, the drilling of multiple wells throughout several years in order to completely evaluate a project. As a consequence, some exploratory wells may be kept in evaluation for long periods, pending the completion of additional wells and exploratory activities needed to evaluate and quantify the reserves related to each project. The detail of the exploratory well costs in evaluation stage is described in Note 8.

Drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and natural gas reserves, have been capitalized.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The capitalized costs described above are depreciated as follows:

-

The capitalized costs related to productive activities have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and natural gas to estimate proved developed oil and natural gas reserves estimated to recover.

-

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and natural gas to the proved oil and natural gas reserves.

Revisions in estimates of oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Estimates of reserves are audited by external independent third parties on a 3-year rotation cycle.

Costs related to hydrocarbon well abandonment obligations

Costs related to hydrocarbon well abandonment obligations are capitalized at their discounted value along with the related assets and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed upon the current costs incurred in abandonment obligations considering internal and external available information. Due to the number of wells in operation and/or not abandoned, as well as the complexity with respect to different geographic areas where the wells are located, current costs incurred in plugging activities, weighted by the complexity level of the wells, are used for estimating the plugging activities costs of the wells pending abandonment. These costs are the best estimate of the liability hydrocarbon well abandonment obligations. Future changes in the costs mentioned above, the discount rate, the useful lifespan of the wells and their estimate of abandonment, as well as changes in regulations related to abandonment, which are not possible to be predicted as of the date of issuance of these consolidated financial statements, could affect the value of the hydrocarbon well abandonment obligations and, consequently, the related asset, affecting the results of future operations. Such changes are recognized pursuant to IFRIC 1, which indicates that changes in liabilities will be added to or deducted from the asset cost corresponding to the current period, taking into account that if the decrease in liabilities exceeds the carrying amount of assets, the excess will be recognized in the profit or loss of the fiscal year.

Environmental property, plant and equipment

The Group capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases where at least one of the following conditions is met: (i) the expenditure improves the safety or efficiency of an operating plant (or other productive assets); (ii) the expenditure prevents or limits environmental pollution at operating facilities; or (iii) the expenditure is incurred to prepare assets for sale and does not raise the assets’ carrying value above their estimated recoverable value.

The environmental related property, plant and equipment and the corresponding accumulated depreciation are disclosed together with the other elements that are part of the corresponding property, plant and equipment which are classified according to their accounting nature.

2.b.7) Provisions and contingent assets and liabilities

The Group makes a distinction between:

Provisions

Provisions represent legal or assumed obligations arising from past events, the settlement of which is expected to give rise to an outflow of resources and whose amount and timing are uncertain. Provisions are recognized when the liability or obligation-giving rise to an indemnity or payment arises, to the extent that its amount can be reliably estimated and that the obligation to settle is probable or certain. Provisions include both obligations whose occurrence does not depend on future events (such as provision for environmental liabilities and provision for hydrocarbon wells abandonment obligations), as well as obligations that are probable and can be reasonably estimated whose realization depends on the occurrence or non-ocurrence of one or more future events not wholly within the control of the Group (such as provision for contingencies). The amount recorded as provision corresponds to the best estimate of expenditures required to settle the obligation, taking into consideration the relevant risks and uncertainties. See Note 16.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Except for provisions for hydrocarbon wells abandonment obligations, where the timing of settlement is estimated on the basis of the work plan of the Group and considering the estimated production of each field (and therefore its abandonment), in relation to other non-current provisions, it is not possible to reasonably estimate a specific schedule of settlement of the provisions considering the characteristics of the concepts included.

When a contract qualifies as onerous, the related unavoidable liabilities are recognized in the consolidated financial statements as provisions, net of the expected benefits.

Contingent liabilities

Contingent liabilities represent possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Group, or present obligations arising from past events, the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of resources embodying future economic benefits. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in a note to the extent they are possible and significant, as required by IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. See Note 33.b).

Contingent assets

Contingent assets represent potential assets arising from past events whose existence is subject to the occurrence or non-occurrence of one or more future events not wholly within the control of the Group. They are recognized when the realization of economic benefit associated with them becomes almost certain, at which time they cease being contingent in nature. Consequently, contingent assets are not recorded in the financial statements, but rather disclosed in a note to the extent that the inflow of economic benefits is probable and significant, as required under IAS 37. See Note 33.a).

In relation to certain provisions and contingent assets and liabilities, the Group, in accordance with the established exemption contemplated in IAS 37, has decided not to set forth certain critical information that could seriously impair it in the claims made by third parties.

2.b.8) Impairment of property, plant and equipment and intangible assets

To evaluate the impairment of property, plant and equipment and intangible assets, the Group compares their carrying value with their recoverable amount at the end of each year, or more frequently, if there are indications that an asset may be impaired or recovered.

In order to assess impairment, assets are grouped into CGU, whereas the assets do not generate cash flows that are independent of those generated by other assets or CGU, considering regulatory, economic, operational and commercial conditions. This aggregation is the best reflection of how the Group currently makes its assets management decisions for the generation of independent cash flows.

The main CGU in which the Group’s assets have been grouped are:

-	CGU Oil

-	CGU Gas - Neuquina Basin

-	CGU Gas - Noroeste Basin

-	CGU Gas - Austral Basin

-	CGU Gas and Power YPF

-	CGU Midstream

-	CGU Metrogas

-	CGU Downstream YPF

-	CGU AESA

The recoverable amount of each CGU is the higher of the fair value less costs of disposal and the value in use. In assessing the value in use of each CGU, the estimated future cash flows are discounted to their present value using a rate that reflects the weighted average cost of capital employed.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

If the recoverable amount of a CGU is estimated to be less than its carrying amount, the carrying amount of the CGU is reduced to its recoverable amount, and an impairment loss is recognized in the consolidated statement of comprehensive income.

Any impairment loss is allocated to the assets comprising the CGU on a pro-rata basis based on their carrying amount. Consequently, the basis for future amortization will take into account the reduction in the value of the asset as a result of any accumulated impairment losses.

Upon the occurrence of new events or changes in existing circumstances, which prove that an impairment loss previously recognized could have disappeared or decreased, a new estimate of the recoverable amount of the corresponding asset is calculated to determine whether a reversal of the impairment losses recognized in previous fiscal years needs to be made. See Note 2.c).

In the event of a reversal, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount so that the increased carrying amount does not exceed the carrying amount that would have been determined in case no impairment loss had been recognized for the asset or CGU in the past.

2.b.9) Methodology used in the estimation of recoverable amounts

The methodology used to estimate the recoverable amount of property, plant and equipment and intangible assets consists of using the higher of: (i) the calculation of the value in use, based on expected future cash flows from the use of such assets, discounted at a rate that reflects the weighted average cost of capital; and, if available, (ii) the price that would be received in a regular transaction between market participants to sell the asset, less the disposal costs of such assets.

In the assessment of the value in use, cash flow forecasts based on the best estimate of income and expense available for each CGU using past results and future expectations of business evolution and market development are utilized. The most sensitive aspects included in the cash flows used in CGUs are the purchase and sale prices of hydrocarbons (including applicable natural gas distribution fees), outstanding regulations, estimates of cost increases, personnel costs and investments.

The cash flows from CGUs that group assets of fields with oil and natural gas reserves are projected for a period that covers the economically productive useful lives of the fields and is limited by the contractual expiration of the concession permits, agreements or exploitation contracts. The estimated cash flows are based on production levels, commodity prices and estimates of the future investments that will be necessary in relation to undeveloped oil and natural gas reserves, production costs, field decline rates, market supply and demand, contractual conditions and other factors. The unproved reserves are weighted with risk factors, based on the type of each one of the assets.

The cash flows from CGUs that group assets other than those mentioned in the previous paragraph are estimated on the basis of projected sales trends, contribution margins by unit, fixed costs, variable costs and investment flows, in line with the expectations regarding the specific strategic plans of each business. However, cash inflows and outflows relating to planned restructurings or productivity enhancements are not considered. The projections’ evaluation horizon is 5 years, considering annual rent for the last period, based on the long useful life of these CGUs assets.

The reference prices considered are based on a combination of projected prices available in those markets where the Group operates, taking into consideration specific circumstances that could affect different products the Group commercializes and the Company’s estimations and judgments.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.10) Employee benefit plans and share-based payments

Retirement plan

Effective March 1, 1995, the Group has established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 3% and 10% of their monthly compensation, and the Group will pay an amount equal to that contributed by each member.

The plan members will receive from the Group the contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and, additionally, in case of death or incapacity. The Group has the right to discontinue this plan at any time, without incurring termination costs.

Objective performance bonus programs and performance evaluation programs

These programs cover certain of the Group’s personnel. These bonuses are based on compliance with corporate objectives, business unit objectives and individual performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance evaluation of each employee and are paid in cash.

Share-based benefit plan

From the fiscal year 2013 YPF has decided to implement a share-based benefit plan. This plan, organized in annual programs, covers certain executive and management positions and key personnel or personnel with critical technical knowledge. The above-mentioned plan is aimed at aligning the performance of these personnel with the objectives of the strategic plan of the Company.

This plan consists in giving participation, through shares of the Company, to each selected employee with the condition of remaining in it for the previously defined period (up to 3 years from the grant date, hereinafter “service period”), being this the only necessary condition to access the agreed final retribution.

For accounting purposes, YPF recognizes the effects of the plan in accordance with the guidelines of IFRS 2 “Share-based Payment”:

-

For equity-settled share-based payment transactions, a cost is recognized on a straight-line basis over the period of service, based on the Group’s estimate of the number of equity instruments that will finally be granted considering their fair value on the date the plan is awarded, with an offsetting credit entry in the equity account entitled “Share-based benefit plans”. At the end of each year, the Group reviews the number of equity instruments it expects will be finally granted based on the conditions of the award specified under the respective plan.

-

For cash-settled share-based payment transactions, a liability is recognized for the goods or services acquired, originally measured at the liability’s fair value. At the end of each year until the liability is settled, and on the settlement date, the liability’s fair value is remeasured and any change in such value is recognized in profit or loss for the fiscal year.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.11) Revenues

Revenues from contracts with customers

In compliance with IFRS 15 “Revenue from Contracts with Customers”, the Group has classified the main contracts with customers, as follows:

(i)	Contracts for the sale of fuel in consignment
(ii)	Contracts for the direct sale of fuel
(iii)	Contracts for the sale of natural gas
(iv)	Contracts and agreements for the sale of other refined products
(v)	Construction contracts

In the first four types of contracts, related to the sale of goods, income is recognized when the control of the goods is transferred to the customer. Even in the case of consignment contracts, revenue is not recognized until the good is sold to the intermediarys customer. It is emphasized that in these contracts there are no performance obligations that are separate or different from the delivery of goods.

In the case of construction contracts, revenue is recognized considering the estimated final margin for each project that arises from technical studies on sales and the estimated total costs of each of them, as well as their physical progress. In this type of contracts, performance obligations are satisfied over time.

In accordance with the requirements of IFRS 15, revenues have been broken down by (i) type of good or service, (ii) sales channels, and (iii) target market, according to the reported business segments.

Income from Government incentive programs

In compliance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” incentives granted by the National Government are grants whose recognition is made at their fair value when there is a reasonable certainty that the incentives will be received and that regulatory requirements related thereto have been fulfilled.

Income from Government incentives are disclosed as part of the income for the period in the “National Government incentives” line under “Revenues”. Income from Government incentives related to an expense are disclosed net of their related expenses.

As required under IAS 20, the nature and extent of Government incentives are described in Notes 35 and 36.

2.b.12) Leases

The Group registers its leases in accordance with IFRS 16 “Leases”.

The model is based on the definition of lease, which is mainly related to the concept of control. IFRS 16 distinguishes between lease contracts and service contracts on the basis of whether an identified asset is under the customer’s control, which exists if the customer has the right to: i) obtain substantially all of the economic benefits from the use the asset; and ii) direct the use of the asset.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Group as lessee

Once the lease has been identified, the Group recognizes the following items:

-	Right-of-use assets, whose cost includes:

(i)	The amount of the initial measurement of the lease liability.

(ii)	Any rent paid to the lessor prior to the commencement date or on the same date, after discounting any incentive received for the lease.

(iii)	The initial direct costs incurred by the lessee.

(iv)

An estimate of the costs to be incurred by the lessee in dismantling and eliminating the underlying asset, restoring the place where the underlying asset is located or restoring the underlying asset to the condition required by the terms and conditions of the lease, unless such costs are incurred at the time of making of the inventories. The Group could incur in certain liabilities because of such costs either on the date of commencement of the term of the lease, or because of having used the underlying asset during a specified period.

Subsequently, the valuation of right-of-use of assets will be based on the cost model under IAS 16 “Property, Plant and Equipment” (recognizing therefore the depreciation in a straight-line during the extension of the lease, unless another basis is more representative). Depreciation is estimated by the straight-line method based on the term of each lease contract, except where the useful life of the underlying asset is shorter.

In order to assess the impairment of right-of-use assets, the Group compares their carrying value with their recoverable amount at fiscal year end, or more frequently, if there are indicators that the amount of any given asset could have suffered an impairment, grouping assets into CGU and applying the guidelines under IAS 36, which are described in Notes 2.b.8) and 2.b.9).

Lease contracts in which the Group is the lessee mainly correspond to the leasing of:

-

Exploitation equipment and facilities, which include equipment for installations and production equipment in reservoirs, such as drilling equipment, workover and lifting pumps. The average term of these contracts is 3 years, establishing minimum guaranteed payments based on the availability of these assets, and also variable payments estimated based on a rate per unit of use (per hour/day).

-	Machinery and equipment, which include:

(i)

Equipment for natural gas compression and generation of energy. The average term of these contracts is 3 years, featuring minimum payments based on the available power. Variable payments are calculated on the basis of a rate per generation unit.

(ii)

Regasification and gas liquefaction equipment. The average term of these contracts is 4 years, establishing a minimum guaranteed payment on the basis of the availability that the Group has on the aforementioned assets.

-	Transportation equipment, including:

(i)	Vessels and crafts for hydrocarbon transportation, whose average contract term is 3 years, establishing monthly guaranteed payments associated to the Group’s availability over such assets.

(ii)

Truck fleets with average contract terms of 2 years, for which variable payments are estimated based on a rate per unit of use (per kilometer travelled). In some cases minimum payments are associated to the availability that the Group has on the aforementioned assets.

-	Service stations, whose contracts include the lease of land and associated installations with average contract terms of 7 years and for which payments are determined based on a given quantity of fuel.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

-	Land and buildings which include mainly:

(i)

Underground reservoirs and lands necessaries to mount the surface installations necessary for the underground storage of natural gas, whose average contract term is 6 years, with minimum guaranteed quotas.

(ii)	Permits for the use of ports and land, whose average contract term is 6 years with minimum guaranteed quotas.

With regard to short-term leases and leases of low-value underlying assets, the Group continues recognizing them as expense for the fiscal year, in accordance with the option specified in the standard, except those that are capitalized. The Group did not identify any low-value leases other than those whose underlying asset corresponds to printers, cell phones, computers, photocopiers, among others, which are not material. Variable payments of leases related to the performance/use of the underlying asset are subject to the same accounting treatment.

Payments of short-term leases, low-value leases and the variable charge related to the performances/use of the underlying assets are classified in the statement of cash flows in operating activities, except for those which are capitalized, which are classified as cash used in investing activities. Additionally, cash payments of principal and interest are disclosed as payments in cash flows used in financing activities.

-	Lease liabilities measured as the discounted aggregate amount of future lease payments.

Considering the complexity of determining the implicit interest rate in the lease, the lessee’s incremental borrowing rate to the lease liabilities of the initial date of each contract is applied. Lease liabilities includes:

-	Fixed payments (including in substance fixed payments), less any lease incentive receivable.
-	Variable payments, which depend on an index or a rate, initially measured by using the index or rate on the effective date of the contract.
-	Amounts that the lessee expects to pay as residual value guarantees.
-	The price for the exercise of a purchase option if the Group is reasonably certain to exercise that option.
-	Payment of penalties for terminating the lease, if the lease period reflects that the Group will exercise the option to terminate it (i.e., because there is a reasonable certainty thereon).

Subsequently, the Group increases the lease liability to reflect the accrued interest (and recognized in the consolidated comprehensive income statement), deducts the installments that are being paid from such liability and recalculates the book value to reflect any review, amendment to the lease or review of the so-called “in-substance” fix payments, by applying a revised discount rate, if applicable.

The Group reviews the lease liability when there is a change in:

-	The amount expected to be paid under a residual value guarantee.
-	Future rental payments to reflect the variation of an index or an interest rate used to determine such rental payments (including, i.e., a market rent review).
-

The term of duration of the lease as a result of a change in the non-cancellable period of the lease (i.e., if the lessee does not exercise an option previously included in the determination of the lease period).

-	The evaluation of the purchase option of the underlying asset.

The Group as lessor

The Group does not have any significant assets leased to third parties.

2.b.13) Earnings per share

Earnings per share is calculated by dividing the net profit or loss for the year attributable to YPF’s shareholders by the weighted average of shares of YPF outstanding during the fiscal year net of repurchased shares as mentioned in Note 31.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Diluted earnings per share is calculated by dividing the net profit or loss for the year by the weighted average of shares outstanding, and when dilutive, adjusted for the effect of all potentially dilutive shares, including share options, as if they had been converted.

As of December 31, 2022, 2021 and 2020 there are no YPF instruments outstanding that imply the existence of potential ordinary shares (taking into account the Company’s intent to cancel the share-based benefit plans through their repurchase in the market), thus the basic earnings per share matches the diluted earnings per share. See Note 31.

2.b.14) Financial liabilities

Financial liabilities are initially recognized at their fair value, net of the transaction costs incurred. Because the Group does not have financial liabilities whose characteristics require the recognition at their fair value, according to IFRS, after their initial recognition, financial liabilities are measured at amortized cost. Any difference between the financing received (net of transaction costs) and the repayment value is recognized in the consolidated statement of comprehensive income over the life of the related debt instrument, using the effective interest rate method.

The Group eliminates a financial liability (or a part thereof) from its consolidated statement of financial position when it has been extinguished, i.e., when the obligation has been paid or canceled or has expired.

The Group will account for a swap of financial instruments with substantially different conditions by eliminating the original financial liability and registering a new financial liability. Similarly, the Group will account for a substantial change in the current conditions of an existing financial liability or part of it as a cancellation of the original financial liability and the recognition of a new financial liability.

At the closing of these consolidated financial statements, the Group’s financial liabilities measured at amortized cost include accounts payable, other liabilities, loans and lease liabilities.

2.b.15) Taxes, withholdings and royalties

Income tax

The Group recognizes accounting charges for income tax by applying the deferred tax method, which considers the effect of temporary differences between the carrying amount of an asset or a liability and its tax base and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the statutory rate then in force, at the time of its use or reversion.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Tax expense for the fiscal year includes current and deferred income tax. Income tax is recognized in the consolidated statement of net income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case, is also recognized in other comprehensive income or directly in equity, respectively.

Tax expense is calculated on the basis of the tax laws enacted or substantially enacted at the date of the end of the fiscal year, in the countries where the Company and its subsidiaries operate and generate taxable income. The Group periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. The Group establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The regulatory framework related to the income tax is described in Note 35.e.1).

Royalties and withholding regimes for hydrocarbon exports and agricultural products

Royalty expense (see Note 35.a.1)) and extraordinary production fees are accounted for as a production cost.

Additionally, the Group is subject to the withholding regimes for hydrocarbon exports and agricultural products outlined in Note 35.f).

2.b.16) Shareholders’ equity accounts

Shareholders’ equity accounts have been valued in accordance with accounting principles in effect as of the transition date to IFRS. The accounting transactions in equity accounts were accounted for in accordance with the decisions adopted in the shareholders’ meetings and legal standards or regulations.

Capital

Consists of the shareholders’ contributions represented by shares and includes the outstanding shares at face value net of treasury shares mentioned in the following section “Treasury shares”. The “Capital” account has remained at its nominal value.

Treasury shares

Corresponds to the reclassification of the nominal value of shares issued and repurchased by YPF in market transactions, as is required by the CNV regulations.

Share-based benefit plans

Corresponds to cumulative accrued balances related to share-based benefit plans to be settled in equity instruments, as mentioned in Note 2.b.10).

Acquisition cost of treasury shares

Corresponds to the cost incurred in the acquisition of the shares that YPF holds as treasury shares (see Notes 2.b.10), 30 and 37). Considering Article 3, item 11, section c), Chapter III, Title IV of regulations of the CNV, the balance of this account in the currency of legal tender in Argentina, which is the Argentine peso, restricts the distribution of retained earnings. As of December 31, 2022 the restricted balance amounts to 30.

Share trading premiums

Corresponds to the difference between accrued amount in relation to the share-based benefit plans and acquisition cost of the shares settled during the fiscal year in relation with the mentioned plans.

Considering Article 3, item 11, section e), Chapter III, Title IV of regulations of the CNV, when the balance of the “Share trading premiums” account in the currency of legal tender in Argentina, which is the Argentine peso, is negative, the distribution of retained earnings is restricted by the negative balance of this account. As of December 31, 2022 the restricted balance amounts to 38.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Issuance premiums

Corresponds to the difference between the amount of subscription of the capital increase and the face value of the shares issued.

Legal reserve

In accordance with the provisions of the LGS and the regulation of the CNV, YPF must set aside a legal reserve of not less than 5% of the positive result resulting from the algebraic sum of net income, prior-year adjustments, transfers from other comprehensive income to unappropriated retained earnings and losses from previous years, until such reserve reaches 20% of the sum of the “Capital” and “Adjustment of capital” accounts and the translation differences related to such accounts according to the regulation of the CNV. As of December 31, 2022, the legal reserve has been fully integrated, amounting to 787.

Reserve for future dividends

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is transferred to the reserve for future dividends. In compliance with the LGS, we declare dividends in the currency of legal tender in Argentina, which is the Argentine peso. The dividends are declared and distributed based on the last annual audited financial statements in Argentine pesos submitted to the CNV.

Reserve for investments and Reserve for purchase of treasury shares

Corresponds to the allocation made by the YPF’s Shareholders’ meeting, whereby a specific amount is being assigned to be used in future investments and in the purchase of YPF’s shares to meet the obligations arising from share-based benefit plan described in Note 2.b.10).

Other comprehensive income

Includes income and expenses recognized directly in other comprehensive income and the transfer of such accounts to the income statement of the fiscal year or to retained earnings, as defined by IFRS.

Unappropriated retained earnings and losses

Includes accumulated profits or losses without a specific appropriation, adjustments to income of previous years produced by the application of accounting standards and the amounts transferred from “Other comprehensive income” account. When the net balance of these results at the end of a fiscal year is positive can be distributed upon the decision of the Shareholders’ meeting, while not subject to legal restrictions (see “Acquisition cost of treasury shares” and “Share trading premiums” sections).

Additionally, pursuant to the regulations of the CNV, when the net balance of “Other comprehensive income” account in the currency of legal tender in Argentina, which is the Argentine peso, is positive, it will not be distributed or capitalized nor used to compensate accumulated losses, but will be computed as part of retained earnings in order to make comparisons to determine the situation of the Company in relation to articles 31, 32 and 206 of the LGS, or other legal or regulatory rules making reference to limits or ratios with capital and reserves, not specifically and expressly provided for under CNV rules. When the net balance of these results at the end of a fiscal year is negative, a restriction on the distribution of retained earnings for the same amount will be imposed

Non-controlling interest

Corresponds to the interest in the net assets of Metrogas (30%) and YTEC (49%), representing the rights on shares that are not owned by YPF.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.b.17) Derivative financial instruments and hedge transactions

Derivative financial instruments are recognized at fair value. The method of recognizing the resulting profit or loss depends on whether the derivative is designated as a hedge instrument, and, if so, the nature of the item being hedged.

The Group manages exposures to several risks using different financial instruments. The Group does not use derivative financial instruments for speculative purposes.

The Group’s policy is to apply hedge accounting to hedging relationships where it is both permissible and practical under IFRS 9, and its application reduces volatility. Transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IFRS 9.

-	During the fiscal year ended December 31, 2022, the Group entered into forward contracts transactions for grains and contracts of swap of exchange rate and has not applied hedge accounting.

-	During the fiscal year ended December 31, 2021 and 2020, the Group entered into forward contracts transactions for dollars and grains and has not applied hedge accounting.

Profit or losses from these derivative financial instruments are classified in “Financial Results, net”, in the statement of comprehensive income.

Fair values of derivative financial instruments that are traded in active markets are computed by reference to market prices. The fair value of derivative financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each fiscal year.

2.b.18) Trade receivables and other receivables

Trade receivables and other receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

Under IFRS 9, a provision for bad debt is created by preparing a matrix per category and grouping the assets based on the type of customer: i) related parties; ii) public sector; and iii) private sector. These groups are subsequently divided into sub-groups based on special characteristics indicative of the repayment capacity, such as i) payment arrears; ii) existence of guarantees; and iii) existence of a legal proceeding already initiated or in process of initiation for collection purposes, among others. Once each group is defined, an expected bad-debt rate is assigned based on historical default rates adjusted to future economic conditions.

The carrying amount of the asset is reduced through the provision for bad debt, and the amount of the loss is recognized in the statement of comprehensive income within “Selling expenses”, as well as subsequent recoveries.

2.b.19) Cash and cash equivalents

In the statement of cash flow, cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquidity investments with original maturities of 3 months or less. They do not include bank overdrafts, which are presented as loans.

2.b.20) Dividends distribution

Dividends payable by the Group are recognized as liabilities in the fiscal year in which they are approved.

2.b.21) Business combinations

Business combinations are accounted for by applying the acquisition method when the Group takes effective control over the acquired company.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The Group recognizes in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest and goodwill, if any, in accordance with IFRS 3 “Business Combinations”.

The acquisition cost is measured as the sum of the consideration transferred, measured at fair value at its acquisition date and the amount of any non-controlling interest in the acquired entity. The Group will measure the non-controlling interest in the acquired entity at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s identifiable net assets.

If the business combination is achieved in stages, the Group will remeasure its previously held equity interest in the acquired entity at its acquisition date fair value and recognize a profit or loss in the statement of comprehensive income.

The goodwill cost is measured as the excess of the consideration transferred over the identifiable assets acquired and liabilities assumed net by the Group. If this consideration is lower than the fair value of the assets identifiable and liabilities assumed, the difference is recognized in the statement of comprehensive income.

IFRS 3 authorizes a term of 12 months from the acquisition date to complete the measurement process of a business combination. When this is not recorded at the closing of the fiscal year in which the business combination takes place, the Group reports provisional amounts.

2.b.22) Total or partial disposal of foreign operation whose functional currency is other than the dollar

On the disposal of a foreign operation (a disposal of the Group’s entire interest, or a partial disposal involving loss of control over a subsidiary), all of the translation differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss of that fiscal year.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated translation differences is reclassified to non-controlling interest and are not recognized in profit or loss.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated using the closing rate. Translation differences arising are recognized in other comprehensive income.

2.b.23) Segment Information

Business segments are reported in a manner consistent with the internal reporting provided to the top authority decision-maker, who is the person responsible for allocating resources and assessing the performance of the segments. Business segments are described in Note 5.

2.b.24) Assets held for disposal and related liabilities

An asset (or group of assets) is classified as held for disposal together with its related liabilities when the Group is expected to recover their value by means of a sale transaction (rather than through use) and where such sale is highly probable. In the event that the Group is engaged in a disposal plan, which involves the loss of control of a subsidiary, it will classify the assets and liabilities of such subsidiary as held for disposal provided that they comply with the criteria required by the IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”, regardless of whether the Group withholds a non-controlling interest in its former subsidiary after the transaction.

In order to apply the above classification, the asset (or group of assets) must be available for its immediate disposal or dilution in its current conditions, exclusively subject to the usual and habitual terms for the disposal or dilution of this asset (or group of assets).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

For the transaction to be highly probable the appropriate level of the Company’s Management must be committed to a plan and an active program must have been actively initiated. In addition, the disposal of the asset (or groups of assets) must be actively negotiated at a reasonable price in relation to its or their current fair value. Moreover, the transaction must also be expected to meet the conditions for recognition as a completed disposal within one fiscal year after the classification date, with the exceptions permitted by IFRS 5, and the activities required to complete the disposal plan should indicate that it is unlikely that significant changes are made to the plan or that it will be canceled.

Assets classified as held for disposal will be measured at the lower value of their carrying amount or fair value less sale-related costs.

As of December 31, 2022, there were no assets held for disposal.

As of December 31, 2021 and 2020, the Group classified certain assets of property, plant and equipment as assets held for disposal.

2.b.25) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of suitable assets for which a prolonged period is required in order to place them in the conditions required for their use or sale, are capitalized as part of the cost of those assets until the assets are substantially ready for use or sale. Interests are capitalized according to the average debt rate of the Group. The rest of the borrowing costs are recognized as expenses in the period in which they are incurred.

2.b.26) New standards issued

As required by IAS 8, below is a summary of the standards and interpretations issued by the IASB:

•	Standards and interpretations, the application of which is mandatory from January 1, 2022 and which have been adopted by the Group, if applicable

Amendments to IAS 16 - Proceeds before intended use

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

Following the amendment to IAS 16, an entity may not deduct from the cost of an element of “Property, plant and equipment” any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating. The proceeds from selling any such items, and the production cost of those items, will be recognized in the net income for the corresponding period. Entities shall disclose separetely the amounts of proceeds and costs, that relate to items that do not proceed from the entity’s ordinary activities.

The amendment clarifies that an element of “Property, plant and equipment” is in preparation and testing process when assesing the technical and physical performance of the asset. Therefore, an asset may be able to operate in the manner intended by the Company and consequently be subject to depreciation before it has reached the level of operating performance expected by the Company.

The implementation of the aforementioned amendments has not significantly affected the Group’s consolidated financial statements.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Amendments to IAS 37 - Onerous Contracts

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

The amendment clarifies the meaning of “cost of fulfilling a contract” for the purpose of assessing whether the contract is onerous. The direct cost of fulfilling a contract consists of both the incremental cost of fulfilling that contract (for example, direct labour and materials), as well as an allocation of other costs that relate directly to fulfilliment of contracts (for example, an allocation of the depreciation charge for an item of property, plant and equipment used to fulfill that contract).

The amendment also clarifies that an entity must recognize any impairment loss that has occurred in the assets used to fulfill the contract before recording an onerous loss and when determining such onerosity, the present obligation under an existing contract must be considered, and therofore, does not recognize future operating losses.

The implementation of the aforementioned amendments has not significantly affected the Group’s consolidated financial statements.

Amendments to IFRS 3 - Reference to the Conceptual Framework 2018

In May 2020, the IASB issued amendments that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

After updating the reference that the IFRS 3 makes to the 2018 Conceptual Framework on the definition of the concepts of assets and liabilities in a business combination, its application could change which assets and liabilities that meet the requirements for recognition in a business combination. In some of these cases, the post-acquisition accounting required by other IFRS Standards could lead to immediate derecognition of assets or liabilities recognized in a business combination, resulting in so called “Day 2 gains or losses” that do not depict an economic gain or loss.

To remedy this situation, the new exception in IFRS 3 for liabilities and contingent liabilities specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 should refer to IAS 37, or IFRIC 21 “Levies”, instead of the 2018 Conceptual Framework. It has also been clarified that the acquirer must not recognize contingent assets on the acquisition date as defined in IAS 37.

The implementation of the aforementioned amendments has not affected the Group’s consolidated financial statements.

Amendments to IFRS 16 - Reductions in lease payments related to COVID-19 as from June 2021

In March, 2021, the IASB issued amendments applicable to fiscal periods beginning on or after 1 April, 2021, allowing for their early implementation.

A lessee may decide to account for changes in lease payments as a consequence of COVID-19 pandemic arising from rent reductions in the same way it would account for the change applying IFRS 16, as if such change were not a lease modification.

This option exclusively applies to rent reductions only as a direct consequence of the COVID-19 pandemic and provided they meet the following conditions:

-	Change in lease payments results in revised consideration for the lease that is substantially the same, or lower than, the consideration for the lease immediately preceding the change.

-

Any reduction in lease payments affects only payments originally due until June 30, 2022 (for example, a rent reduction would meet this condition if it results in reduced lease payments until June 30, 2022 and increased lease payments beyond June 30, 2022).

-	There is no significant change in the terms and conditions of the lease.

The Group has not exercised the option mentioned above.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

Annual improvements to IFRS - Standards 2018-2020

In May 2020, the IASB issued the 2018-2020 cycle of annual improvements that are applicable for fiscal years beginning on or after January 1, 2022, allowing for their early application.

A summary of the main modified standards and their purpose follows:

Standard	Amended Subject	Detail
IFRS 1 “First-time adoption of IFRS”	Subsidiary as a First-time IFRS adopter

When a subsidiary becomes a first-time adopter later than its parent company, it may elect to measure its assets and liabilities according to how their parent measured them in their consolidated financial statements, based on the parent’s date of transition to IFRSs (without considering consolidation adjustments and for the purposes of the business combination for which the parent company acquired the subsidiary). After the amendment, this exception is extended to accumulated translation differences.

A similar election is available for an associate or joint venture.

IFRS 9 “Financial Instruments”	Fees in the “10 per cent” Test for Derecognition of financial liabilities

An entity must derecognise the original financial liability and recognise a new financial liability when, among other requirements, there is a substantial modification of the terms of an existing financial liability.

The terms are substantially different if the discounted present value of the cash flows under the new terms using the original effective interest rate is at least 10% different from the discounted present value remaining cash flows of the original financial liability, including any fees paid net of any fees received in the 10 per cent test. The amendment clarifies that when determining this value, only the items paid or received between the borrower and the lender are included, including those paid or received by one or the other on behalf of the other.

IFRS 16 “Leases”	Illustrative examples- Lease incentives	Reimbursement relating to leasehold improvements is removed from illustrative Example 13.

IAS 41 “Agriculture”	Taxation in fair value measurements

Paragraph 22 was amended to remove the requirement to exclude cash flows for taxation when measuring fair value, as to aline the requirements in IAS 41 on fair value measurements with those in IFRS 13 “Fair Value Measurement”.

The implementation of the aforementioned amendments has not significantly affected the Group’s consolidated financial statements.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

•	Standards and interpretations, the application of which is not mandatory as of the closing date of these consolidated financial statements and which, therefore, have not been adopted by the Group

Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture

In September 2014, the IASB amended IFRS 10 and IAS 28 to clarify that in transactions involving a controlled entity, the extent of the profit or loss to be recognized in the financial statement depends on whether the sold or contributed controlled company is considered a business in accordance with IFRS 3.

On August 10, 2015, the IASB issued a proposal to postpone the effective date of these changes indefinitely depending on the outcome of its research project on accounting by the equity method, which was approved in December 2015.

Amendments to IAS 1 - Classification of liabilities

In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” in relation to the classification of liabilities into current and non-current, which are retroactively applicable for fiscal years beginning on January 1, 2022, included, (which date was extended to January 1, 2024), allowing for their earlier application.

The amendments clarify that liabilities classification as current or non-current:

-

Must be based on existing rights at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability.

-	Is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability.

It also clarifies that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the implementation of these amendments will have no significant impact on its financial statements. The Group decided not to early adopt these changes.

Amendments to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued the following amendments to IAS 1, related to material accounting policies, applicable to fiscal years beginning on or after January 1, 2023, allowing for their early application:

-	The term significant accounting policies is replaced with material accounting policies.
-	Guidance and explanatory guidance are added to help entities identify the material accounting policies required to be disclosed.
-

Accounting policies may be material, regardless of the magnitude of the amounts involved, and therefore, the nature of such policies, as well as certain conditions, such as whether they are related to the full understanding of another accounting policy deemed material, should be analyzed.

-	If the entity discloses accounting policies deemed immaterial, such disclosure should not lead to confusion.

As of the date of issuance of these consolidated financial statements, the Group anticipates the implementation of these amendments will not significantly affect its financial statements. The Group decided not to early adopt these changes.

Amendments to IAS 8 - Definition of accounting estimates

In February 2021, the IASB issued amendments to IAS 8, related to the definition of accounting estimates, effective for fiscal years beginning on or after January 1, 2023, allowing for their early application.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The amendments include the definition of the concept of accounting estimates in order to help entities to distinguish between accounting policies and accounting estimates - as the previous definition was interrelated to the definition of accounting policy and could lead to an error - defining accounting estimates as “monetary amounts in financial statements that are subject to measurement uncertainty”.

The IASB clarifies that changes in accounting estimates are accounted for prospectively, and if such changes are based both on new information that was not available when the previous measurements were made, as well as changes affecting the variables used in such estimate, they should not be treated as the correction of an error.

As of the date of issuance of these consolidated financial statements, the Group anticipates the implementation of such amendments will not significantly affect its financial statements. The Group decided not to early adopt these changes.

Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction

On May 2021, the IASB issued amendments to IAS 12 “Income Tax” related to the initial recognition of the deferred tax in transactions in which an asset and a liability are simultaneously recognized, which are applicable to fiscal years beginning on or after January 1, 2023, allowing for their early application.

The amendments introduce an exception to the initial recognition exemption, with specifications on how entities should account for the income tax and the deferred tax in transactions in which the initial recognition of assets and liabilities give rise, at the same time, to equal amounts of taxable and deductible temporary differences. Therefore, in transactions where an asset and a liability are recognized, for example in relation to leases and abandonment or decommissioning obligations, the deferred tax generated by such transactions should be recognized.

As of the date of issuance of these consolidated financial statements, the Group anticipates the implementation of the amendments mentioned above will have an impact on the presentation of the items that make up deferred tax assets and liabilities, as they are now grouped by their nature. The Group decided not to early adopt these changes.

Amendments to IFRS 16 - Leases

In September 2022, the IASB issued amendments to IFRS 16 related to the measurement of leases in sale and leaseback transactions, as it failed to specify how to measure those leases after initial recognition, which are applicable to fiscal years beginning on or after January 1, 2024, retroactively, enabling their early application.

Pursuant to this amendment to IFRS 16, a seller-lessee is required to measure lease liabilities arising from a sale and leaseback transaction without recognizing a gain or loss for the right-of-use it retains, and is not prevented from recognizing a gain or loss for the total or partial termination of the lease.

As of the date of issuance of these consolidated financial statements, the Group anticipates that the application of the amendments mentioned above will not significantly affect its financial statements. The Group decided not to early adopt these changes.

Amendments to IAS 1 and Practice Statement 2 - Non-current liabilities with covenants

On October 2022 the IASB issued amendments to IAS 1 in relation to the classification of non-current liabilities with covenants, which are applicable retroactively to fiscal years beginning on or after January 1, 2024, allowing for their early implementation and due to the application of the amendments issued by the IASB regarding the classification of liabilities (see section “Amendments to IAS 1 - Classification of liabilities” of this note).

The amendments clarify that the classification of loans agreements with covenants as non-current liabilities may be affected when an entity is required to comply with such covenants on or before the date of the reporting period, even if the covenant is evaluated later.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

In addition, certain additional requirements are incorporated related to the disclosure of information in notes, as this will allow financial statement users to understand the risk that non-current liabilities might fall due in the 12 months following the reporting period.

As of the date of issuance of these consolidated financial statements, even though the Group is in process of assessing the impact of implementing these amendments, their application is not expected to have a significant impact on the financial statements, except for additional disclosures supplementing the information that is being reported. The Group decided not to early adopt these changes.

Additionally, for fiscal years beginning on or after January 1, 2023, amendments to IFRS 17 “Insurance contracts” are of mandatory implementation, which were not included as they are not applicable to the Group since it does not carry out related activities.

2.c) Accounting Estimates and Judgments

The items in the financial statements and areas which require the highest degree of judgment and estimates in the preparation of these financial statements are:

Oil and natural gas reserves

Estimating oil and natural gas reserves is an integral part of the Group’s decision-making process. The volume of oil and natural gas reserves is used to calculate depreciation and to assess the impairment of the capitalized costs related to the Upstream assets (see Notes 2.b.8) and 2.b.9) and the section “Provision for impairment of property, plant and equipment” of this Note).

The Group prepares its estimates of crude oil and gas reserves in accordance with the rules and regulations established by Rule 4-10 (a) of Regulation S-X of the SEC for the crude oil and natural gas industry.

Provision for litigation and other contingencies

The final costs arising from litigation and other contingencies, and the perspective given to each issue by the Company may vary from their estimates due to different interpretations of laws, contracts, opinions and final assessments of the amount of the claims. Changes in the facts or circumstances related to these types of contingencies and the strategy defined in each case can have, consequently, a significant effect on the amount of the provisions for litigation and other contingencies recorded or the perspective given by the Company.

Provision for environmental costs and provision for obligations for the abandonment of hydrocarbon wells

Given the nature of its operations, the Group is subject to various laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution cleanup and environmental damages resulting from operations. YPF believes that the Group’s operations are in substantial compliance with laws and regulations of Argentina and the countries where the Group operates, relating to the protection of the environment as such laws have historically been interpreted and enforced.

The Group periodically conducts new studies to increase its knowledge of the environmental situation in certain geographic areas where it operates in order to establish the status, cause and necessary remediation of a given environmental issue and, depending on its years of existence of the environmental situation, analyze the Argentine Government’s possible responsibility for any environmental liabilities existing prior to December 31, 1990. The Group cannot estimate what additional costs, if any, will be required until such studies are completed and evaluated; however, provisional remedial actions or other measures may be required.

In addition to the hydrocarbon wells abandonment legal obligations, provisions have been made for environmental liabilities whose evaluations and/or remediations are probable and can be reasonably estimated, based on the Group’s remediation program. Legislative changes, on costs and/or in the technologies may cause a re-evaluation of the estimates. The Group cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, these potential changes and ongoing studies could materially affect the Group’s future results of operations.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

The main guidelines on the provision for the obligations for the abandonment of hydrocarbon wells are set forth in detail in Note 2.b.6).

Income tax and deferred income tax

The proper assessment of income tax expenses depends on several factors, including interpretations related to tax treatment for transactions and/or events that are not expressly provided for by currents tax laws, options established by the law or its regulations, as well as estimates of the timing and realization of deferred income taxes. The Group also evaluates if the tax authority will accept an uncertain tax treatment. Additionally, the current collection and payment of income tax expenses may differ from these estimates due to, among others, changes in applicable tax regulations and/or their interpretations, as well as unanticipated future transactions. See Note 17.

Provision for impairment of property, plant and equipment

The main guidelines used in estimating the recoverable amount of property, plant and equipment is detailed in Notes 2.b.8) and 2.b.9).

The determination of whether an asset is impaired, and by how much, involves the Group’s estimates of highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and future prices of the products, including the prospects of supply and demand conditions of the world or regional market for oil, natural gas and refined products, all of which affect the prices taken into account in the projections. Consequently, for oil and natural gas assets, the expected future cash flows are determined using the Group’s best estimate of future oil and natural gas prices and production volumes and reserves. The foregoing implies the use of estimates about future commodity prices, production and development costs, field decline rates, current tax regimes and other factors. These estimates and the Group’s judgment on which the estimates of expected cash flows are based are subject to changes as new information becomes available. Changes in economic conditions may also affect the rate used to discount future cash flow estimates.

In general, the Group does not consider temporarily low (or high) prices or margins as an impairment indicator (or reversal of an impairment charge). The impairment assessment mainly reflects long-term prices that are consistent with intermediate points between the maximum and minimum ranges observed in the market and that are in the range of price forecasts published by third-party experts of the oil and natural gas industry and government agencies, within which are the long and short term projections of the US Energy Information Administration and the Brent crude forward curve. Natural gas prices correspond to the average weighted price per basin and channel, determined according to current contracts and regulations and the market’s supply and demand. However, the pricing assumptions used by the Company may be subject to change.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

2.	BASIS OF PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS (cont.)

2.d) Comparative Information

Balance items as of December 31, 2021 and 2020 presented in these financial statements for comparison purposes correspond to the functional currency of the company according to IAS 21, considering the changes in comparative figures as mentioned in Note 2.b.1) (“Presentation currency” section) and Note 5 and non-significant additional information disclosures.

Additionally, from this fiscal year the Group has made a change in the turnover tax charge presentation in the “Taxes, charges and contributions” line under “Selling expenses” (see Note 26), which was previously included in “Revenues”. The comparative information for the years ended December 31, 2021 and 2020 has been restated. “Revenues” and “Selling expenses” increased by 450 and 322 for the years ended December 31, 2021 and 2020, respectively. This change had no effect on the Group’s statements of financial position, statements of changes in shareholders’ equity, statements of cash flows, operating profit or loss and net profit or loss.

3.	ACQUISITIONS AND DISPOSITIONS

As of December 31, 2022, 2021 and 2020, there were no significant acquisitions and dispositions.

4.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including foreign currency risk, interest rate risk, and price risks), credit risk and liquidity risk. Within the Group, risk management functions are conducted in relation to financial risks associated to financial instruments to which the Group is exposed during a certain period or as of a specific date.

This Note provides a description of the principal risks that could have a material adverse effect on the Group’s strategy in each operations center, performance, results of operations and financial condition. The risks facing the businesses, set out below, do not appear in any particular order of potential materiality or probability of occurrence.

The sensitivity analysis of market risks included below are based on a change in one factor while holding all other factors constant. In practice this is unlikely to occur, and changes in some of the factors may be correlated, for example, changes in interest rate and changes in foreign currency rates.

This sensitivity analysis provides only a limited, point-in-time view. The actual impact on the Group’s financial instruments may differ significantly from the impact shown in the sensitivity analysis.

•	Market Risk management

The market risk to which the Group is exposed is the possibility that the valuation of the Group’s financial assets and/or financial liabilities as well as certain expected cash flows may be adversely affected by changes in exchange rates, interest rates or certain other price variables.

The following is a description of these risks as well as a detail of the extent to which the Group is exposed and a sensitivity analysis of possible changes in each of the relevant market variables.

Exchange Rate Risk

The value of financial assets and liabilities denominated in a currency different from the Company’s functional currency is subject to variations resulting from fluctuations in exchange rates. Since YPF’s functional currency is the dollar, the currency that generates the greatest exposure is the Peso (the Argentine legal currency).

Likewise, given the restrictions imposed by the BCRA on access to the foreign Exchange Market, (see Note 35.g)), the Group has been reducing its portion of cash and cash equivalents in currencies other than the Argentine peso, and consequently, it may be affected in the event of exchange rate variations, which motivated an active strategy in the Group’s liquidity management.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table provides a breakdown of the effect a variation of 10% in the prevailing exchange rates on the Group’s net income, mainly taking into consideration the exposure of financial assets and liabilities denominated in Pesos as of December 31, 2022:

	Appreciation (+) / depreciation (-) of exchange rate	Profit (loss)
Impact on net income before income tax corresponding to financial assets and liabilities	+10%	(5)
	-10%	5

However, during the fiscal year ended December 31, 2022, the exchange rate to convert pesos to dollars showed a 73% variation.

Interest Rate Risk

The Group is exposed to risks associated with fluctuations in interest rates on loans and investments. Changes in interest rates may affect the interest income and/or loss derived from financial assets and liabilities tied to a variable interest rate. Additionally, the fair value of financial assets and/or liabilities that accrue interests based on fixed interest rates may also be affected.

The table below provides information about the financial assets and liabilities as of December 31, 2022 that accrue interest considering the applicable rate:

	Financial Assets (1)	Financial Liabilities (2)
Fixed interest rate	563	6,606
Variable interest rate	1	482

Total (3)	564	7,088

(1)

Includes short-term investments, investments in financial assets at amortized cost, loans with related parties and trade receivables with interest-bearing payment agreements. It does not include the rest of the trade receivables that are mostly non-interest bearing.

(2)	Includes only financial loans. Does not include accounts payable, which mostly do not accrue interest, nor the leases liabilities.
(3)	Includes principal and interest.

The variable rate financial loans represent 7% of the total loans as of December 31, 2022, and include NO, pre-financing of exports, financing of imports and financial loans with local and international entities. The loans at variable interest rate are mainly subject to the fluctuations in BADLAR, SOFR, LIBOR and CDI, of which 75 accrue interest of BADLAR plus a spread up to 9.85%, 326 accrue interest of SOFR plus a spread between 1.50% and 7.05%, 52 accrue interest of LIBOR plus a spread between 1.50% and 8.50% and 12 accrue interest of CDI plus a spread between 2.75% and 6.00%.

Financial assets mainly include, in addition to loans with related parties and trade receivables, which have low exposure to interest rate risk, fixed-interest deposits, Treasury bills and bonds, and NO.

The Group’s strategy to hedge interest rate risk is based on maintaining relatively low percentages of debt at a variable interest rate and use derivative financial instruments to hedge the risks associated with interest rates, in compliance with the accounting policy defined in Note 2.b.17).

The table below shows the estimated impact on consolidated statement of net income that an increase or decrease of 100 basis points (“b.p.”) in the variable interest rates would have.

	Increase (+) / decrease (-) in the interest rates	Profit (loss)
Impact on net income for the year	+100 b.p.	(3)
	-100 b.p.	3

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

Price Risks

The Group is exposed to the own price risk for investments in financial instruments classified as at fair value through profit or loss (public securities and mutual funds). The Group continuously monitors the change in these investments for significant movements. As of December 31, 2022, the Group was not significantly affected by the variation in the valuation of mutual funds and public securities. See Note 6 “Fair value measurements”.

As of December 31, 2022, the aggregate value of financial assets at fair value through profit or loss amounts to 410.

The following table shows the effect that a 10% variation in the prices of investments in financial instruments would have on results before income tax as of December 31, 2022:

	Increase (+) / decrease (-) in the prices	Profit (loss)
Impact on net income before income tax	+10%	41
	-10%	(41)

The Group does not use derivative financial instruments to hedge the risks associated with the fluctuation of the price of commodities as well as the price risk inherent to investments in public securities and mutual funds.

The Group’s pricing policy regarding the sale of fuels contemplates several factors such as international and local oil prices, international prices of refined products, processing and distribution costs, the prices of biofuels, the exchange rate fluctuations, local demand and supply, competition, inventories, export duties, local taxes, domestic margins for their products, among others.

Consequently, beyond the Group’s expectation of substantially maintaining domestic prices with reference to those in international markets and seeking to maintain a reasonable relationship between the local prices of crude oil and fuels, exposure to price risk will depend on other key factors (including, but not limited to, abrupt changes in the exchange rate or in international prices, or potential legal or regulatory limitations) that are also considered in the Group’s pricing policy, and which may therefore lead the Group to not be able to maintain such correlation. In 2022, oil deliveries were freely negotiated between producers and refiners or sellers.

•	Liquidity Risk management

Liquidity risk is associated with the possibility of a mismatch between the need of funds to meet short, medium or long-term obligations.

As mentioned in previous sections, the Group intends to align the maturity profile of its financial debt to be related to its ability to generate enough cash to finance the projected expenditures for each year. As of December 31, 2022, the availability of liquidity reached 773, considering cash of 369 and other liquid financial assets of 404. Additionally, the Group has other investments freely available for 239 included in “Investment in financial assets” (see Note 14). Uncommitted bank credit lines together with the capital market constitute an important source of funding. Likewise, YPF has the ability to issue additional debt under the Frequent Issuer Program.

Based on the restrictions established by the BCRA for access to the Exchange Market to maturities of principal amounts of offshore debts and the issuance of debt securities denominated in foreign currency scheduled until December 31, 2022, all the provisions issued were fulfilled by the Group. See Notes 21 and 35.g).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

The following table sets forth the maturity dates of the Group’s financial liabilities as of December 31, 2022:

	December 31, 2022
	Maturity date
	0 - 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	More than 5 years	Total
Financial liabilities
Lease liabilities	294	158	64	23	12	15	566
Loans	1,140	1,015	1,424	338	1,090	2,081	7,088
Other liabilities (1)	12	1	-	7	-	11	31
Accounts payable (1)	2,509	-	-	-	-	4	2,513

	3,955	1,174	1,488	368	1,102	2,111	10,198

(1)	Corresponds to the contractual, undiscounted cash flows associated to the financial liabilities given that they do not differ significantly from their face values.

Most of the Group’s loans contain usual covenants for contracts of this nature, which include financial covenants in respect of the Group’s leverage ratio and debt service coverage ratio, and events of defaults triggered by materially adverse judgements, among others. See Notes 16, 32 and 33.

Under the terms of the loan agreements and NO, if the Group breached a covenant or if it could not remedy it within the stipulated period, it would default, a situation that would limit its liquidity and, given that the majority of its loans contain cross default provisions, it could result in an early enforceability of its obligations.

The Group monitors compliance with covenants on a quaterly basis. As of December 31, 2022, the Group is in compliace with its covenants.

It should be noted that, under the terms and conditions of the loans that our subsidiary Metrogas has taken with Industrial and Commercial Bank of China Limited - Dubai Branch and Itaú Unibanco - Miami Branch, the interest coverage ratio would not have been complied with, which could have accelerated the maturities of these financial liabilities. However, the financial creditors formally accepted to waive Metrogas from complying with the contractual obligation related to such financial ratio, as of December 31, 2022.

•	Credit Risk management

Credit risk is defined as the possibility of a third party not complying with its contractual obligations, thus negatively affecting results of operations of the Group.

Credit risk in the Group is measured and controlled on an individual customer basis. The Group has its own systems to conduct a permanent evaluation of credit performance and the determination of risk limits of all of its debtors and to third parties, in line with best practices using for such end internal customer records and external data sources.

Financial instruments that potentially expose the Group to a credit concentration risk consist primarily of cash and cash equivalents, investment in financial assets, trade receivables and other receivables. The Group invests excess cash primarily in high liquid investments with financial institutions with a strong credit rating both in Argentina and abroad. In the normal course of business and based on ongoing credit evaluations to its customers, the Group provides credit to its customers and certain related parties.

Likewise, the Group accounts for doubtful trade losses in the statement of comprehensive income, based on specific information regarding its clients.

Provisions for doubtful accounts are measured by the criteria mentioned in Note 2.b.18).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

4.	FINANCIAL RISK MANAGEMENT (cont.)

The maximum exposure to credit risk of the Group of December 31, 2022 based on the type of its financial instruments and without excluding the amounts covered by guarantees and other arrangements mentioned below is set forth below:

Maximum exposure
Cash and cash equivalents	773
Investment in financial assets	520
Other financial assets	1,887

Considering the maximum exposure to the credit risk based on the concentration of the counterparties, credit and investments with the National Government, direct agencies and companies with government participation, accounts for approximately 815 and represents 34%, while the Group’s remaining debtors are diversified.

Following is the breakdown of the financial assets past due as of December 31, 2022:

	Current trade receivable	Other current receivables
Less than three months past due	88	10
Between three and six months past due	111	3
More than six months past due	155	4

	354	17

At such date, the provision for doubtful trade receivables amounted to 131 and the provisions for other doubtful receivables amounted to 1. These provisions are the Group’s best estimate of the credit losses incurred in relation with accounts receivables.

Guarantee Policy

As collateral of the credit limits granted to customers, the Group receives several types of guarantees from its customers. In the gas stations and distributors market, where generally long-term relationships with customers are established, mortgages prevail. For foreign customers, joint and several bonds from their parent companies prevail. In the industrial and transport market, bank guarantees prevail. To a lesser extent, the Group has also obtained other guarantees such as credit insurances, surety bonds, guarantee customer – supplier, and car pledges, among others.

The Group has effective guarantees granted by third parties for an amount of 873, 737 and 456 as of December 31, 2022, 2021 and 2020, respectively.

During the fiscal years ended December 31, 2022, 2021 and 2020 the Group did not execute guarantees.

5.	SEGMENT INFORMATION

The different business segments in which the Group is organized take into consideration the different activities from which the Group obtains income and incurs expenses. The aforementioned organizational structure is based on the way in which the highest decision-making authority analyzes the main financial and operating magnitudes for making decisions about resource allocation and performance assessment also considering the Group’s business strategy.

•	Upstream

The Upstream segment carries out all activities relating to the exploration, exploitation and production of oil and natural gas.

Revenue is generated from (i) the sale of produced crude oil to the Downstream segment and, marginally, from its sale to third parties; (ii) the sale of produced natural gas to the Gas and Power segment.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

•	Gas and Power

The Gas and Power segment generates revenue from the development of activities relating to: (i) the natural gas transportation to third parties and the Downstream segment, and its commercialization; (ii) the commercial and technical operation of the LNG regasification terminals in Escobar and Bahía Blanca, by hiring regasification vessels; (iii) the conditioning and processing of natural gas; (iv) the distribution of natural gas; (v) the separation of natural gas; and (vi) generation of thermal conventional electrical energy and renewable energy through its investments in associates and joint ventures. Until the period ended June 30, 2020, the Gas and Power segment generated revenues from the transportation and commercialization of LNG to third parties and the Downstream segment.

In addition to the proceeds derived from the sale of natural gas to third parties and the intersegment, which is then recognized as a purchase to the Upstream segment, and including Stimulus Plan for Natural Gas production in force (see Note 35.d.1)), Gas and Power segment accrues a fee in its favor with the Upstream segment to carry out such commercialization.

On January 1, 2022, certain assets related to natural gas transportation, conditioning and processing for the separation of gasoline, propane and butane, which were previously managed by the Upstream segment, were grouped into the new CGU Midstream Gas within the Gas and Power segment. Because it is a new natural gas liquid management model that did not exist in previous years, no retroactive effect has been given to business segment information. Additionally, the assets transferred and operating results are not significant.

•	Downstream

The Downstream segment develops activities relating to: (i) crude oil refining and petrochemical production; (ii) commercialization of refined and petrochemical products obtained from such processes; and (iii) logistics related to the transportation of crude oil to refineries and the transportation and distribution of refined and petrochemical products to be marketed in the different sales channels.

It obtains its income from the marketing mentioned in item (ii) above, which is developed through the Retail, Industry, Agro, LPG, Chemicals, International Commerce and Transportation, Lubricants and Specialties, and Sales to Companies businesses.

It incurs in all expenses relating to the aforementioned activities, including the purchase of crude oil from the Upstream segment and third parties and the natural gas to be consumed in the refinery and petrochemical industrial complexes from the Gas and Power segment.

•	Central administration and others

It covers other activities, not falling into the aforementioned segments or constitutes other reporting business segments, mainly including corporate administrative expenses and assets and construction activities.

Sales between business segments were made at internal transfer prices established by the Group, which generally seek to approximate market prices.

Operating profit and assets for each business segment have been determined after consolidation adjustments.

Supported by organizational changes and the evolution of the Group’s activities, the Company’s Management, since the current fiscal year, decided to make a more detailed presentation of information by business segments in dollars, the Company’s functional currency (see Note 2.b.1)), in accordance with the evaluation made by the Company’s highest level decision-making authority regarding the Group’s business strategy. The comparative information for fiscal years ended December 31, 2021 and 2020 has been restated.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2022
Revenues	51		16,016	2,304	386	-	18,757
Revenues from intersegment sales	7,134		109	391	779	(8,413)	-

Revenues	7,185		16,125	2,695	1,165	(8,413)	18,757

Operating profit / (loss)	1,306	(4)	1,523	90	(401)	(36)	2,482
Income from equity interests in associates and joint ventures	-		256	195	(5)	-	446

Net financial results							128
Net profit before income tax							3,056
Income tax							(822)
Net profit							2,234

Acquisitions of property, plant and equipment	3,378		837	78	166	-	4,459
Acquisitions of right-of-use assets	204		102	-	-	-	306
Assets	11,317		9,980	2,765	2,018	(168)	25,912

Other income statement items
Depreciation of property, plant and equipment (3)	1,935		477	48	91	-	2,551
Amortization of intangible assets	-		29	12	2	-	43
Depreciation of right-of-use assets	140		59	20	-	(5)	214
Impairment of property, plant and equipment (2)	123		-	-	-	-	123

For the year ended December 31, 2021
Revenues	49		11,220	2,069	344	-	13,682
Revenues from intersegment sales	5,820		64	161	484	(6,529)	-

Revenues	5,869		11,284	2,230	828	(6,529)	13,682

Operating profit / (loss)	66	(4)	945	10	(184)	(138)	699
Income from equity interests in associates and joint ventures	-		153	134	-	-	287

Net financial results							(271)
Net profit before income tax							715
Income tax							(699)
Net profit							16

Acquisitions of property, plant and equipment	2,162		406	27	71	-	2,666
Acquisitions of right-of-use assets	172		105	7	-	-	284
Assets	10,481		8,597	2,570	1,775	(133)	23,290

Other income statement items
Depreciation of property, plant and equipment (3)	2,249		456	28	83	-	2,816
Amortization of intangible assets	-		39	8	4	-	51
Depreciation of right-of-use assets	129		61	17	-	(6)	201
Impairment of property, plant and equipment and intangible assets (2)	115		-	-	-	-	115

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

	Upstream		Downstream	Gas and Power	Central Administration and Others	Consolidation Adjustments (1)	Total
For the year ended December 31, 2020
Revenues	33		7,814	1,656	187	-	9,690
Revenues from intersegment sales	4,222		48	116	368	(4,754)	-

Revenues	4,255		7,862	1,772	555	(4,754)	9,690

Operating profit / (loss)	(444)	(4)	89	(272)	(290)	113	(804)
Income from equity interests in associates and joint ventures	-		57	131	-	-	188

Net financial results							(221)
Net loss before income tax							(837)
Income tax							(184)
Net loss							(1,021)

Acquisitions of property, plant and equipment	886		319	58	62	-	1,325
Acquisitions of right-of-use assets	148		1	-	-	-	149
Assets	10,876		7,694	2,490	1,818	4	22,882

Other income statement items
Depreciation of property, plant and equipment (3)	1,854		484	23	99	-	2,460
Amortization of intangible assets	1		39	3	5	-	48
Depreciation of right-of-use assets	129		90	40	-	(5)	254
Impairment / (Recovery) of property, plant and equipment and intangible assets, net (2)	45		-	7	1	-	53

(1)	Corresponds to the elimination among business segments of the YPF Group.
(2)	See Notes 2.c), 7 and 8.
(3)	Includes depreciation of charges for impairment of property, plant and equipment.
(4)	Includes (26), (10) and (49) of unproductive exploratory drillings as of December 31, 2022, 2021 and 2020, respectively.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

5.	SEGMENT INFORMATION (cont.)

The distribution of “Revenues” by geographic area, according to the markets for which they are intended, for the years ended on December 31, 2022, 2021 and 2020, and property, plant and equipment by geographic area as of December 31, 2022, 2021 and 2020 are as follows:

	Revenues			Property, plant and equipment
	2022	2021	2020	2022	2021	2020
Argentina	16,420	12,074	8,466	17,500	16,002	16,409
Mercosur and associated countries	1,107	668	410	10	1	4
Rest of the world	816	687	336	-	-	-
Europe	414	253	478	-	-	-

	18,757	13,682	9,690	17,510	16,003	16,413

Intangible assets and right-of-use-assets are geographically located in Argentina.

As of December 31, 2022, no foreign client represents 10% or more of the Group’s revenue from its ordinary activities.

6.	FINANCIAL INSTRUMENTS BY CATEGORY

The following tables show the financial assets and liabilities by category of financial instrument and a reconciliation to the corresponding item in the statements of financial position, as appropriate. Since the items “Other receivables” and “Accounts payable” contain both financial instruments and non-financial assets and liabilities (such as tax receivables, and receivables and payables in kind, among other) reconciliation is presented in the columns headed “Non-financial assets” and “Non-financial Liabilities”.

Financial Assets

	2022
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	246	-		246	783	1,029
Trade receivables (2)	1,641	-		1,641	-	1,641
Investment in financial assets	446	74		520	-	520
Cash and cash equivalents	437	336		773	-	773

	2,770	410		3,180	783	3,963

	2021
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	221	-		221	601	822
Trade receivables (2)	1,545	-		1,545	-	1,545
Investment in financial assets	424	98		522	-	522
Cash and cash equivalents	317	294		611	-	611

	2,507	392		2,899	601	3,500

	2020
	Financial Assets at amortized cost	Financial Assets at fair value through profit or loss		Subtotal Financial Assets	Non-financial Assets	Total
Other receivables (1)	183	-		183	418	601
Trade receivables (2)	1,618	-		1,618	-	1,618
Investment in financial assets	226	118	(3)	344	-	344
Cash and cash equivalents	239	411		650	-	650

	2,266	529		2,795	418	3,213

(1)	Does not include the provision for other doubtful receivables.
(2)	Does not include the provision for doubtful trade receivables.
(3)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

Financial Liabilities

	2022
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	566	-	566	-	566
Loans	7,088	-	7,088	-	7,088
Other liabilities	31	-	31	-	31
Accounts payable	2,513	-	2,513	57	2,570

	10,198	-	10,198	57	10,255

	2021
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	542	-	542	-	542
Loans	7,379	-	7,379	-	7,379
Other liabilities	43	-	43	-	43
Accounts payable	1,904	-	1,904	68	1,972

	9,868	-	9,868	68	9,936

	2020
	Financial liabilities at amortized cost	Financial liabilities at fair value through profit or loss	Subtotal financial liabilities	Non-financial liabilities	Total
Lease liabilities	551	-	551	-	551
Loans	8,070	-	8,070	-	8,070
Other liabilities	143	-	143	-	143
Accounts payable	1,656	-	1,656	69	1,725

	10,420	-	10,420	69	10,489

Gains and losses on financial and non-financial instruments are allocated to the following categories:

	2022
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	319	-	319
Interest loss	(712)	-	(712)
Net financial accretion	(275)	-	(275)
Net exchange differences	541	-	541
Results on financial assets at fair value with changes in profit or loss	-	118	118
Result from derivative financial instruments	-	(9)	(9)
Results from transactions with financial assets	-	-	-
Result from financial instruments exchange	-	-	-
Result from debt exchange	-	-	-
Result from net monetary position	146	-	146

	19	109	128

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

	2021
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	164	-	164
Interest loss	(749)	-	(749)
Net financial accretion	(167)	-	(167)
Net exchange differences	248	-	248
Results on financial assets at fair value with changes in profit or loss	-	105	105
Result from derivative financial instruments	-	(10)	(10)
Results from transactions with financial assets	-	-	-
Result from financial instruments exchange	-	-	-
Result from debt exchange (2)	21	-	21
Result from net monetary position	117	-	117

	(366)	95	(271)

	2020
	Financial and non financial Assets / Liabilities at amortized cost	Financial Assets / Liabilities at fair value through profit or loss	Total
Interest income	100	-	100
Interest loss	(915)	-	(915)
Net financial accretion	(152)	-	(152)
Net exchange differences	493	-	493
Results on financial assets at fair value with changes in profit or loss	-	42	42
Result from derivative financial instruments	-	(11)	(11)
Results from transactions with financial assets	-	143	143
Result from financial instruments exchange (1)	-	18	18
Result from debt exchange (2)	(29)	-	(29)
Result from net monetary position	90	-	90

	(413)	192	(221)

(1)	See “Public securities and public debt restructuring” section.
(2)	See Note 21.

Fair value measurements

IFRS 13 defines the fair value of a financial instrument as the amount for which an asset could be exchanged, or a financial liability settled, between knowledgeable, independent parties in an arm’s length transaction. All financial instruments recognized at fair value (including loans whose fair value is disclosed in section “Fair value of financial assets and financial liabilities measured at amortized cost”) are assigned to one of the valuation hierarchy levels specified under IFRS 13. This valuation hierarchy comprises 3 levels.

(i)

Level 1: The valuation is based on unadjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the end of the period. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. Financial instruments assigned by the Group to this level comprise investments in listed mutual funds and public securities.

(ii)

Level 2: The fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs used for valuation must be observable for the whole of this period. The Group has not valued financial instruments under this category.

(iii)

Level 3: The Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no market data is available. The inputs reflect the Group’s assumptions regarding the factors, which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The Group has not valued financial instruments under this category.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

The tables below show the Group’s financial assets measured at fair value as of December 31, 2022, 2021 and 2020 and their allocation to their fair value levels.

	2022
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	74	-	-	74

	74	-	-	74

Cash and cash equivalents:
- Mutual funds	336	-	-	336

	336	-	-	336

	410	-	-	410

	2021
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1)
- Public securities	98	-	-	98

	98	-	-	98

Cash and cash equivalents:
- Mutual funds	294	-	-	294

	294	-	-	294

	392	-	-	392

	2020
Financial Assets	Level 1	Level 2	Level 3	Total
Investments in financial assets: (1) (2)
- Public securities	118	-	-	118

	118	-	-	118

Cash and cash equivalents:
- Mutual funds	411	-	-	411

	411	-	-	411

	529	-	-	529

(1)	See Note 14.
(2)	Granted guarantees for contractual commitments with Exmar. See Notes 34.d) and 34.e).

The Group has no financial liabilities measured at fair value through profit or loss.

Public securities and public debt restructuring

On April 6, 2020, Decree No. 346/2020 was published in the BO, which deferred payments of interest services and capital of national public debt instrumented by dollar-denominated securities governed by Argentine law until December 31, 2020, or until such previous date established by the Ministry of Economy considering the degree of progress and execution of the public debt sustainability restoration process. This included the BONAR 2020. Among the exceptions established by such Decree are the “Natural Gas Program Bonds” issued through Joint Resolution No. 21/2019 of the Secretariat of Finance and Secretariat of Treasury, of which the Group is a creditor, which are valued at amortized cost (see Note 36).

Additionally, on April 22, 2020, the Argentine Government announced a proposal for restructuring public securities governed by foreign law under Decree No. 391/2020, which included BONAR 2021. On the same date, the Argentine Government failed to pay interest due on certain global bonds, among which were BONAR 2021. On May 6, 2020, the Group adhered to the restructuring proposal. Later, on July 6, 2020 and pursuant to Decree No. 582/2020, the Argentine Government filed an amendment to the terms and conditions established in Decree No. 391/2020.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

6.	FINANCIAL INSTRUMENTS BY CATEGORY (cont.)

On August 4, 2020, the Argentine Government reached an agreement with the representatives of the Ad Hoc Group of Argentine Bondholders, Argentina’s Creditors Committee and the Exchange Bondholder Group and other holders. On August 18, 2020, the Argentine Government issued Decree No. 676/2020, amending the terms and conditions of the proposal in order to reflect the improvements agreed with the creditors holding foreign law-goverened bonds.

On August 31, 2020, the Argentine Government informed the results of the restructuring of the Public Securities issued under foreign law, announcing it had obtained the required consents to exchange and/or modify 99.01% of the total outstanding principal amount of all the series of eligible bonds issued under the 2005 and 2016 indenture.

As a result of this deal, YPF exchanged its BONAR 2020 and BONAR 2021 for new Bonds 2029 and 2030, which are valued at fair value with changes in results, and recorded a gain of 18 (see Note 28).

Fair value estimates

During the year ended December 31, 2022, the macroeconomic scenario has changed, mainly driven by the increase in country risk and the consequent fall in the price of public securities, however these did not significantly affected the Group’s financial instruments measured at fair value.

The Group’s policy is to acknowledge transfers among the several categories of valuation hierarchies when occurred, or when there are changes in the prevailing circumstances requiring such transfer. During the years ended December 31, 2022, 2021 and 2020, there were no transfers between the different hierarchies used to determine the fair value of the Group’s financial instruments.

Fair value of financial assets and financial liabilities measured at amortized cost

The estimated fair value of loans, considering unadjusted listed prices (Level 1) for NO and interest rates offered to the Group (Level 3) for the other financial loans remaining, amounted to 5,812, 5,483 and 6,666 as of December 31, 2022, 2021 and 2020, respectively.

The fair value of other receivables, trade receivables, investment in financial assets, cash and cash equivalents, other liabilities and accounts payable at amortized cost, do not differ significantly from their book value.

7.	INTANGIBLE ASSETS

	2022	2021	2020
Net book value of intangible assets	424	462	490
Provision for impairment of intangible assets	(40)	(43)	(25)

	384	419	465

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

7.	INTANGIBLE ASSETS

The evolution of the Group’s intangible assets for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Service concessions	Exploration rights	Other intangibles	Total
Cost	869	279	406	1,554
Accumulated amortization	574	-	351	925

Balance as of December 31, 2019	295	279	55	629

Cost
Increases	14	9	10	33
Translation effect	-	-	(14)	(14)
Adjustment for inflation (1)	-	-	13	13
Decreases, reclassifications and other movements	-	(128)	5	(123)

Accumulated amortization
Increases	37	-	11	48
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	3	3
Decreases, reclassifications and other movements	-	-	-	-

Cost	883	160	420	1,463
Accumulated amortization	611	-	362	973

Balance as of December 31, 2020	272	160	58	490

Cost
Increases	25	-	7	32
Translation effect	-	-	(3)	(3)
Adjustment for inflation (1)	-	-	19	19
Decreases, reclassifications and other movements	-	(24)	3	(21)

Accumulated amortization
Increases	37	-	14	51
Translation effect	-	-	(1)	(1)
Adjustment for inflation (1)	-	-	5	5
Decreases, reclassifications and other movements	-	-	-	-

Cost	908	136	446	1,490
Accumulated amortization	648	-	380	1,028

Balance as of December 31, 2021	260	136	66	462

Cost
Increases	25	-	4	29
Translation effect	-	-	(32)	(32)
Adjustment for inflation (1)	-	-	35	35
Decreases, reclassifications and other movements	-	(26)	-	(26)

Accumulated amortization
Increases	27	-	16	43
Translation effect	-	-	(10)	(10)
Adjustment for inflation (1)	-	-	11	11
Decreases, reclassifications and other movements	-	-	-	-

Cost	933	110	453	1,496
Accumulated amortization	675	-	397	1,072

Balance as of December 31, 2022	258	110	56	424

(1)	Corresponds to adjustment for inflation of opening balances of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

7.	INTANGIBLE ASSETS (cont.)

Set forth below is the evolution of the provision for impairment of intangible assets for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	43	25	7
Increase charged to profit or loss	-	18	18
Adjustment for inflation (1)	-	-	2
Translation differences	(3)	-	(2)

Amount at end of year	40	43	25

(1)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of intangible assets in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

8.	PROPERTY, PLANT AND EQUIPMENT

	2022	2021	2020
Net book value of property, plant and equipment	18,261	16,777	17,325
Provision for obsolescence of materials and equipment	(151)	(123)	(134)
Provision for impairment of property, plant and equipment	(600)	(651)	(778)

	17,510	16,003	16,413

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

Changes in Group’s property, plant and equipment for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress	Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,291	44,967		7,905	452	1,044	3,254	190	686	1,173	747	781	62,490
Accumulated depreciation	611	35,551		4,382	300	-	-	-	587	740	400	569	43,140

Balance as of December 31, 2019	680	9,416	(1)	3,523	152	1,044	3,254	190	99	433	347	212	19,350

Cost
Increases	2	(157)	(4)	26	1	471	956	2	1	-	19	4	1,325	(6)
Translation effect	(50)	-		-	(12)	(7)	(35)	-	(6)	-	(216)	(47)	(373)
Adjustment for inflation (5)	44	-		-	10	5	30	-	7	-	192	41	329
Decreases, reclassifications and other movements	(5)	1,344		197	4	(445)	(1,542)	(145)	60	92	21	(6)	(425)	(3)	(7)	(8)

Accumulated depreciation
Increases	28	2,467	(4)	384	24	-	-	-	57	62	15	24	3,061
Translation effect	(24)	-		-	(7)	-	-	-	(7)	-	(115)	(34)	(187)
Adjustment for inflation (5)	22	-		-	6	-	-	-	6	-	103	29	166
Decreases, reclassifications and other movements	(21)	(121)		-	(5)	-	-	-	(2)	-	(3)	(7)	(159)	(3)	(7)	(8)

Cost	1,282	46,154		8,128	455	1,068	2,663	47	748	1,265	763	773	63,346
Accumulated depreciation	616	37,897		4,766	318	-	-	-	641	802	400	581	46,021

Balance as of December 31, 2020	666	8,257	(1)	3,362	137	1,068	2,663	47	107	463	363	192	17,325

Cost
Increases	7	38	(4)	51	6	618	1,913	22	1	-	-	10	2,666	(6)
Translation effect	(28)	-		-	(7)	(3)	(22)	-	(5)	-	(138)	(29)	(232)
Adjustment for inflation (5)	68	-		-	17	7	50	-	10	-	318	65	535
Decreases, reclassifications and other movements	14	1,565	(9)	148	19	(632)	(1,785)	(27)	53	54	52	44	(495)	(3)

Accumulated depreciation
Increases	26	2,468	(4)	356	22	-	-	-	55	67	19	28	3,041
Translation effect	(15)	-		-	(5)	-	-	-	(4)	-	(72)	(22)	(118)
Adjustment for inflation (5)	35	-		-	11	-	-	-	9	-	167	49	271
Decreases, reclassifications and other movements	(6)	(149)	(9)	(1)	(9)	-	-	-	-	-	(5)	(2)	(172)	(3)

Cost	1,343	47,757		8,327	490	1,058	2,819	42	807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-	701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42	106	450	486	229	16,777

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

	Land and buildings	Mining property, wells and related equipment		Refinery equipment and petrochemical plants	Transportation equipment	Materials and equipment in warehouse	Drilling and work in progress	Exploratory drilling in progress		Furniture, fixtures and installations	Selling equipment	Infrastructure for natural gas distribution	Other property	Total
Cost	1,343	47,757		8,327	490	1,058	2,819	42		807	1,319	995	863	65,820
Accumulated depreciation	656	40,216		5,121	337	-	-	-		701	869	509	634	49,043

Balance as of December 31, 2021	687	7,541	(1)	3,206	153	1,058	2,819	42		106	450	486	229	16,777

Cost
Increases	1	278	(4)	69	9	944	3,080	43		1	-	-	34	4,459	(6)
Translation effect	(86)	-		-	(23)	(9)	(28)	-		(14)	-	(418)	(104)	(682)
Adjustment for inflation (5)	111	-		-	31	12	36	-		18	-	547	134	889
Decreases, reclassifications and other movements	26	2,052		281	21	(810)	(2,027)	(47)		20	24	35	3	(422)	(3)

Accumulated depreciation
Increases	29	2,123	(4)	374	25	-	-	-		56	67	19	31	2,724
Translation effect	(44)	-		-	(15)	-	-	-		(12)	-	(213)	(67)	(351)
Adjustment for inflation (5)	59	-		-	20	-	-	-		16	-	279	86	460
Decreases, reclassifications and other movements	-	(45)		(1)	(8)	-	-	-		-	(11)	(8)	-	(73)	(3)

Cost	1,395	50,087		8,677	528	1,195	3,880	38		832	1,343	1,159	930	70,064
Accumulated depreciation	700	42,294		5,494	359	-	-	-		761	925	586	684	51,803

Balance as of December 31, 2022	695	7,793	(1)	3,183	169	1,195	3,880	38	(2)	71	418	573	246	18,261

(1)	Includes 333, 356 and 414 of mineral property as of December 31, 2022, 2021 and 2020, respectively.
(2)

As of December 31, 2022, there are 23 exploratory wells in progress. During the year ended on such date, 17 wells were started, 7 wells were charged to exploratory expense and 6 well was transferred to properties with proven reserves in the “Mining property, wells and related equipment” account.

(3)	Includes 1, 1 and 16 of net book value charged to property, plant and equipment provisions for the years ended December 31, 2022, 2021 and 2020, respectively.
(4)	Includes 268, 32 and (166) corresponding to hydrocarbon wells abandonment costs and 19 and 149 of depreciation recovery for the years ended December 31, 2022 and 2020, respectively.
(5)	Corresponds to adjustments for inflation of opening balances of property, plant and equipment of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(6)

Includes 44, 11 and 8 corresponding to short-term leases as of December 31, 2022, 2021 and 2020, respectively; includes 5, 7 and 24 corresponding to the variable charge of leases related to the underlying asset performance/use as of December 31, 2022, 2021 and 2020, respectively. Additionally, it includes 57, 44 and 54 corresponding to the depreciation capitalization of right-of-use assets as of December 31, 2022, 2021 and 2020 (see Note 9); and 14, 11 and 14 corresponding to capitalization of the financial accretion of the lease liability as of December 31, 2022, 2021 and 2020, respectively (see Note 20).

(7)	Includes 31 and 3 of cost and accumulated depreciation, respectively, corresponding to the disposal of the 11% interest of Bandurria Sur area. See Note 34.b).
(8)	Includes 32 and 26 of cost and accumulated depreciation, respectively, corresponding to the reclassification of assets held for disposal.
(9)	Includes 140 of cost and accumulated depreciation corresponding to the reversal of Loma de La Mina block. See Note 34.a).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

The Group capitalizes the financial borrowing cost as a part of the cost of the assets. For the fiscal year ended December 31, 2022, 2021 and 2020, the rate of capitalization has been 8.19%, 8.47% and 9.70%, respectively, and the amount capitalized amounted to 12, 11 and 12, respectively, for the years mentioned above.

Set forth below is the evolution of the provision for obsolescence of materials and equipment for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	123	134	111
Increases charged to profit or loss	30	6	23
Decreases charged to profit or loss	-	(16)	-
Applications due to utilization	(1)	(1)	-
Translation differences	(1)	-	-
Adjustment for inflation (1)	-	-	-

Amount at end of year	151	123	134

(1)

Corresponds to adjustment for inflation of opening balances of the provision for obsolescence of materials and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

Set forth below is the evolution of the provision for impairment of property, plant and equipment for 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	651	778	1,360
Increases charged to profit or loss	123	97	822
Decreases charged to profit or loss	-	-	(787)
Applications due to utilization	-	-	(16)
Depreciation (1)	(173)	(225)	(601)
Translation differences	(5)	-	-
Adjustment for inflation (2)	4	2	-
Transfers and other movements	-	(1)	-

Amount at end of year	600	651	778

(1)	Included in “Depreciation of property, plant and equipment” line in Note 26.
(2)

Corresponds to adjustment for inflation of opening balances of the provision for impairment of property, plant and equipment in subsidiaries with the Peso as functional currency which was charged to other comprehensive income.

The Group estimates the recoverable amount of property, plant and equipment based on the guidelines and methodology mentioned in Notes 2.b.8), 2.b.9) and 2.c).

The Group permanently monitors the business perspectives at the places where it operates. In relation to the natural gas market, incentive schemes were established in recent years in order to increase the total injection of natural gas. As of 2018 and 2019, an excess in the supply from the increased production on unconventional fields with respect to the domestic demand was observed at specific times of the year, an unusual situation in the past, which affected natural gas production due to the temporary shutdown of wells, as well as to the reinjection of the hydrocarbon. This situation generated a reduction in natural gas sales price in the local market, which generated a drop in natural gas production due to the lack of incentives to develop projects. Consequently, on November 16, 2020, the National Government approved the Plan GasAr 2020-2024 with the aim of making viable investments to increase the production of natural gas in all the country’s basins and satisfy the hydrocarbon needs of the local market. Subsequently and with the same objective, on November 4, 2022, the National Government approved the Plan GasAr 2023-2028. Within this framework, YPF undertook natural gas production commitments in the Neuquina basin. See Note 35.d.1).

During the year 2020 in the local market of natural gas a reduction in natural gas sales price is observed which deepened as of the second quarter of 2020, mainly due to lower sales prices to distributors and lower prices obtained on natural gas’s biddings on the power plants channel. In the second quarter of 2020, based on the background and the method mentioned above, the Group recognized an impairment charge of property, plant and equipment, mainly for the CGU Gas - Neuquina Basin of 699 (524 net of the income tax effect) and for the CGU Gas - Austral Basin of 115 (86 net of the income tax effect), which group for each basin the assets of fields with reserves mainly of natural gas, generated, mainly, by the expected fall in natural gas prices due to the situation the market was going through at global level, and also, by the specific dynamics mentioned above, at the domestic level.

Subsequently, in the fourth quarter of 2020, mainly from the Plan GasAr 2020-2024, expectations related to the development of natural gas projects in Neuquina basin were modified. In that quarter, the Group recognized a reversal of the impairment charge of property, plant and equipment, mainly for the CGU Gas - Neuquina Basin of 696 (522 net of the income tax effect) and for the CGU Gas - Austral Basin of 91 (68 net of the income tax effect). The reasons for the reversal are mainly due to the increase in the expected production of natural gas and, to a lesser extent due, to the reduction in production costs. The discount rate after taxes used as of December 31, 2020 was 12.85% for 2021 and 13.12% for 2022 and thereafter, being the recoverable value after taxes of the CGU Gas - Neuquina Basin and the CGU Gas - Austral Basin equal to 2,287 and 191, respectively.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

8.	PROPERTY, PLANT AND EQUIPMENT (cont.)

As of December 31, 2021, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 97 (63 net of the income tax effect) generated from the lower than expected production due to field performance and higher production costs. The discount rate after taxes used as of December 31, 2021 was 14.08%, and the recoverable value after taxes of the CGU Gas - Austral Basin as of such date was equal to 135.

As the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,435 and approximated its recoverable value as of December 31, 2021, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 in such basin.

As of September 30, 2022, the Group recognized an impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 98 (64 net of the income tax), mainly generated by production cost increases.

As of December 31, 2022, the Group recognized an additional impairment charge of property, plant and equipment for the CGU Gas - Austral Basin of 25 (16 net of the income tax), mainly generated by production cost increases. The discount rate after taxes used as of December 31, 2022 was 14.80%, the recoverable amount after taxes as of such date of the CGU Gas - Austral Basin being 65.

As the book value of the net assets of the CGU Gas - Neuquina Basin amounts to 2,585 and approximates its recoverable value as of December 31, 2022, the Group did not recognize any impairment charges or reversals of previous impairments for the year ended on that date, mainly for the purpose of complying with the Plan GasAr 2020-2024 and Plan GasAr 2023-2028 in such basin.

The Group will continue analyzing the prospects for the variables mentioned above to further estimate their impact on expected cash flows.

Set forth below is the cost evolution for the exploratory wells in evaluation stage as of the years ended on December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount at beginning of year	19	30	141
Additions pending the determination of proved reserves	20	6	1
Decreases charged to exploration expenses	(3)	-	(16)
Reclassifications to mineral property, wells and related equipment with proved reserves	(21)	(17)	(96)

Amount at end of year	15	19	30

As of December 31, 2022 there are no exploratory wells under assessment for a period greater than a year.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

9.	RIGHT-OF-USE ASSETS

The evolution of the Group’s right-of-use assets as of December 31, 2022, 2021 and 2020 is as follows:

	Land and buildings	Exploitation facilities and equipment	Machinery and equipment		Gas stations	Transportation equipment	Total
Cost	17	389	552		91	220	1,269
Accumulated depreciation	4	111	63		13	51	242

Balance as of December 31, 2019	13	278	489		78	169	1,027

Cost
Increases	-	56	63		1	29	149
Translation effect	-	-	-		(3)	-	(3)
Adjustment for inflation (2)	-	-	-		3	-	3
Decreases, reclassifications and other movements	(1)	(119)	(317)	(3)	-	(21)	(458)

Accumulated depreciation
Increases	5	105	90		13	95	308	(1)
Translation effect	-	-	-		(1)	-	(1)
Adjustment for inflation (2)	-	-	-		1	-	1
Decreases, reclassifications and other movements	-	(68)	(37)	(3)	-	(9)	(114)

Cost	16	326	298		92	228	960
Accumulated depreciation	9	148	116		26	137	436

Balance as of December 31, 2020	7	178	182		66	91	524

Cost
Increases	17	39	28		12	188	284
Translation effect	-	-	-		(3)	-	(3)
Adjustment for inflation (2)	-	-	-		6	-	6
Decreases, reclassifications and other movements	-	(13)	(45)		(6)	(111)	(175)

Accumulated depreciation
Increases	2	81	67		11	84	245	(1)
Translation effect	-	-	-		(1)	-	(1)
Adjustment for inflation (2)	-	-	-		2	-	2
Decreases, reclassifications and other movements	-	(7)	(19)		(2)	(101)	(129)

Cost	33	352	281		101	305	1,072
Accumulated depreciation	11	222	164		36	120	553

Balance as of December 31, 2021	22	130	117		65	185	519

Cost
Increases	2	148	17		5	134	306
Translation effect	-	-	-		(8)	-	(8)
Adjustment for inflation (2)	1	-	-		11	-	12
Decreases, reclassifications and other movements	(3)	(5)	(15)		(9)	(69)	(101)

Accumulated depreciation
Increases	9	81	57		12	112	271	(1)
Translation effect	-	-	-		(4)	-	(4)
Adjustment for inflation (2)	-	-	-		5	-	5
Decreases, reclassifications and other movements	(1)	(2)	(12)		(5)	(65)	(85)

Cost	33	495	283		100	370	1,281
Accumulated depreciation	19	301	209		44	167	740

Balance as of December 31, 2022	14	194	74		56	203	541

(1)

Includes 214, 201 and 254 that were charged to “Depreciation of right-of-use assets” line in the comprehensive statement of income for the years ended December 31, 2022, 2021 and 2020, respectively, (see Note 26), and includes 57, 44 and 54 that were capitalized in “Property, plant and equipment” in the statement of financial position (see Note 8).

(2)	Corresponds to adjustment for inflation of opening balances of right-of-use assets of subsidiaries with the Peso as functional currency which was charged to other comprehensive income.
(3)	Includes (277) and (28) of cost and acumulated depreciation, respectively, for a decrease in liquefaction barge with Exmar. See Note 34.d).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

The following table shows the value of the investments in associates and joint ventures at an aggregate level as of December 31, 2022, 2021 and 2020:

	2022	2021	2020
Amount of investments in associates	172	160	118
Amount of investments in joint ventures	1,733	1,369	1,156

	1,905	1,529	1,274

The main movements during the years ended December 31, 2022, 2021 and 2020, which affected the value of the aforementioned investments, correspond to:

	2022	2021	2020
Amount at the beginning of year	1,529	1,274	1,130
Acquisitions and contributions	2	-	-
Income on investments in associates and joint ventures	446	287	188
Translation differences	(40)	(7)	(36)
Distributed dividends	(94)	(59)	(41)
Adjustment for inflation (1)	61	34	33
Capitalization in associates and joint ventures	1	-	-

Amount at the end of year	1,905	1,529	1,274

(1)	Corresponds to adjustment for inflation of opening balances of associates and joint ventures with the Peso as functional currency which was charged to other comprehensive income.

The following table shows the principal amounts of the results of the investments in associates and joint ventures of the Group, calculated according to the equity method therein, for the years ended December 31, 2022, 2021 and 2020. It has adjusted, if applicable, the values reported by these companies to adapt them to the accounting policy used by the Company for the calculation of the equity method value in the aforementioned dates:

	Associates			Joint ventures
	2022	2021	2020	2022	2021	2020
Net income	13	46	23	433	241	165
Other comprehensive income	8	7	1	13	20	(4)

Comprehensive income for the year	21	53	24	446	261	161

The Group does not have investments in subsidiaries with significant non-controlling interests. Likewise, the Group does not have investments in associates and joint ventures that are significant, with the exception of the investment in YPF EE.

The management information corresponding to YPF EE’s assets and liabilities as of December 31, 2022, 2021 and 2020, as well as the net profit as of such dates are detailed below:

	2022 (1)	2021 (1)	2020 (1)
Total non-current assets	1,839	1,791	1,765
Cash and cash equivalents	94	97	215
Other current assets	178	145	150
Total current assets	272	242	365

Total assets	2,111	2,033	2,130

Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	721	652	711
Other non-current liabilities	97	134	124
Total non-current liabilities	818	786	835
Financial liabilities (excluding Accounts Payable, Provisions and Other Liabilities)	150	195	349
Other current liabilities	110	128	104
Total current liabilities	260	323	453

Total liabilities	1,078	1,109	1,288

Total shareholders’ equity	1,033	924	842

Dividends received	25	-	-

Closing exchange rates	177.06	102.62	84.05

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

10.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (cont.)

	2022 (1)	2021 (1)	2020 (1)
Revenues	486	442	304
Interest income	41	18	16
Depreciation and Amortization	107	96	71
Interest loss	(68)	(80)	(63)
Income tax	(11)	(85)	(54)
Operating profit	247	225	161

Net profit	134	66	84
Other comprehensive income	585	186	274

Total comprehensive income	719	252	358

Average exchange rates	130.71	95.06	70.53

(1)

The financial information arises from the statutory consolidated financial statements of YPF EE and the amounts are translate to dollars using the exchange rates indicated. On this information, accounting adjustments have been made for the calculation of equity interest and results of YPF EE. The equity and adjusted results do not differ significantly financial information disclosed here.

The following table shows information of the subsidiaries, associates and joint ventures:

Name of entity	Main Business	Country	% WI

Subsidiaries: (4)
YPF Internacional (3)	Investment	Bolivia	100.00%
YPF Holdings (3)	Investment and finance	United States	100.00%
OPESSA	Commercial management of YPF’s gas stations	Argentina	99.99%
AESA	Engineering and construction services	Argentina	100.00%
Metrogas	Providing the public service of natural gas distribution	Argentina	70.00%
YPF Chile (3)	Lubricants and aviation fuels trading and hydrocarbons research and exploration	Chile	100.00%
YTEC	Investigation, development, production and marketing of technologies, knowledge, goods and services	Argentina	51.00%

Name of entity	Main Business	Country	% WI	2022	2021	2020

Joint Ventures: (2)

YPF EE (1) (3)	Exploration, exploitation, industrialization and marketing of hydrocarbons and generation, transport and marketing of electric energy	Argentina	75.00%	776	699	638

MEGA (3)	Separation, fractionation and transportation of natural gas liquids	Argentina	38.00%	164	111	92

Profertil (3)	Production and marketing of fertilizers	Argentina	50.00%	449	276	202

Refinor	Refining	Argentina	50.00%	35	32	26

OLCLP (3)	Construction and exploitation of a pipeline, oil transport and storage, import, export, purchase and sale of raw materials, industrial equipment and machinery	Argentina	85.00%	25	16	14

CT Barragán (3)	Production and generation of electric energy	Argentina	50.00%	268	227	178

Associates:

Oldelval (3)	Oil transportation by pipeline	Argentina	37.00%	58	47	36

Termap	Oil storage and shipment	Argentina	33.15%	20	24	15

Oiltanking (3)	Hydrocarbon transportation and storage	Argentina	30.00%	26	19	14

CDS (3)	Electric power generation and bulk marketing	Argentina	10.25%	28	27	25

YPF Gas	Gas fractionation, bottling, distribution and transport for industrial and/or residential use	Argentina	33.99%	34	30	20

Other companies:

Other	-	-	-	22	21	14

				1,905	1,529	1,274

(1)	Additionally, the Group has a 22.49% indirect holding in capital stock through YPF EE.
(2)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(3)	The dollar has been defined as the functional currency of this company.
(4)	Additionally, consolidates YPF Services USA Corp., YPF Brasil, Wokler Investment S.A., YPF Colombia S.A.S., Miwen S.A., Eleran, Lestery S.A., YPF Perú, YPF Ventures, Metroenergía and YPF Litio S.A.U.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

11.	INVENTORIES

	2022		2021		2020
Refined products	1,144		1,024		714
Crude oil and natural gas	449		366		393
Products in process	51		34		23
Raw materials, packaging materials and others	94		76		61

	1,738	(1)	1,500	(1)	1,191	(1)

(1)	As of December 31, 2022, 2021 and 2020, the cost of inventories does not exceed their net realizable value.

12.	OTHER RECEIVABLES

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Receivables from services and sales of other assets	12	5	20	19	7	26
Tax credit and export rebates	152	349	148	142	110	120
Loans to third parties and balances with related parties (1)	10	31	10	16	10	13
Collateral deposits	-	5	-	34	25	26
Prepaid expenses	23	41	9	88	9	42
Advances and loans to employees	1	5	1	4	-	3
Advances to suppliers and custom agents (2)	-	165	-	150	-	102
Receivables with partners in JO	16	178	10	142	28	49
Insurance receivables	-	-	-	1	-	13
Miscellaneous	6	30	7	21	2	16

	220	809	205	617	191	410
Provision for other doubtful receivables	(15)	(1)	(15)	(1)	(16)	(1)

	205	808	190	616	175	409

(1)	See Note 36 for information about related parties.
(2)	Includes among others, advances to customs agents for the payment of taxes and import rights related to the imports of fuels and goods.

13.	TRADE RECEIVABLES

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Accounts receivable and related parties (1) (2)	61	1,580	138	1,407	206	1,412
Provision for doubtful trade receivables	(55)	(76)	(95)	(102)	(105)	(125)

	6	1,504	43	1,305	101	1,287

(1)	See Note 36 for information about related parties.
(2)	See Note 24 for information about credits for contracts included in trade receivables.

Set forth below is the evolution of the provision for doubtful trade receivables as of December 31, 2022, 2021 and 2020:

	2022			2021			2020
	Non-current		Current	Non-current		Current	Non-current		Current
Balance at beginning of year	95		102	105		125	-		110
Increases charged to expenses	-		21	10		39	32		149
Decreases charged to income	-		(7)	-		(19)	-		(11)
Applications due to utilization	-		(7)	-		(25)	-		-
Reclassifications	-		-	-		-	78		(78)
Net exchange and Translation effect	(40)		(29)	(20)		(14)	(5)		(42)
Result from net monetary position (1)	-		(4)	-		(4)	-		(3)

Balance at the end of year	55	(2)	76	95	(2)	102	105	(2)	125

(1)

Includes adjustment for inflation of opening balances of the provision for doubtful trade receivables in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(2)	Mainly including credits with natural gas distributors for the accumulated daily differences pursuant to Decree No. 1,053/2018. See Note 35.c.1).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

14.	INVESTMENT IN FINANCIAL ASSETS

	2022			2021			2020
	Non-current	Current		Non-current	Current		Non-current	Current
Investments at amortized cost
Public securities (1)	201	162		22	332		-	226
Private securities - NO	-	3		3	8		-	-
Term deposits	-	80	(2)	-	59	(2)	-	-

	201	245		25	399		-	226

Investments at fair value with changes in results
Public securities (1)	-	74		-	98		-	118

	-	74		-	98		-	118

	201	319		25	497		-	344

(1)	See Note 36.
(2)	Corresponds to term deposits with the BNA.

15.	CASH AND CASH EQUIVALENTS

	2022	2021	2020
Cash and banks (1)	369	223	177
Short-term investments (2)	68	94	62
Financial assets at fair value with changes in results (3)	336	294	411

	773	611	650

(1)	Includes balances granted as collateral. See Note 34.e).
(2)	Includes term deposits and other invetsments with the BNA for 10 and 24 as of December 31, 2021 and 2020, respectively.
(3)	See Note 6.

16.	PROVISIONS

Changes in the Group’s provisions for the fiscal years ended December 31, 2022, 2021 and 2020 are as follows:

	Provision for lawsuits and contingencies			Provision for environmental liabilities		Provision for hydrocarbon wells abandonment obligations				Total
	Non- current		Current	Non- current	Current	Non- current		Current		Non- current	Current
Balance as of December 31, 2019	733		21	64	32	1,624		38		2,421	91

Increases charged to expenses	119	(3)	3	46	-	158		-		323	3
Decreases charged to income	(80)	(4)	(14)	(2)	-	(63)		-		(145)	(14)
Applications due to utilization	-		(2)	-	(13)	-		(18)		-	(33)
Reclassifications and other movements	(71)	(5)	15	(28)	28	(165)	(1)	(1)	(1)	(264)	42
Net exchange and Translation effect	(102)		-	(14)	(16)	-		-		(116)	(16)
Result from net monetary position (2)	-		-	-	-	-		-		-	-

Balance as of December 31, 2020	599		23	66	31	1,554		19		2,219	73

Increases charged to expenses	400	(6)	1	105	-	157		-		662	1
Decreases charged to income	(42)		(37)	-	-	(94)		-		(136)	(37)
Applications due to utilization	(7)		(7)	-	(22)	-		(19)		(7)	(48)
Reclassifications and other movements	(47)		42	(71)	71	(66)	(1)	98	(1)	(184)	211
Net exchange and Translation effect	(31)		-	(4)	(12)	-		-		(35)	(12)
Result from net monetary position (2)	-		-	-	-	-		-		-	-

Balance as of December 31, 2021	872		22	96	68	1,551		98		2,519	188

Increases charged to expenses	187	(6)	-	69	-	215		-		471	-
Decreases charged to income	(354)	(7)	-	(1)	-	(41)		-		(396)	-
Applications due to utilization	(12)		(35)	-	(48)	-		(56)		(12)	(139)
Reclassifications and other movements	(66)	(8)	35	(60)	60	179	(1)	89	(1)	53	184
Net exchange and Translation effect	(55)		-	(8)	(34)	-		-		(63)	(34)
Result from net monetary position (2)	(1)		-	-	-	-		-		(1)	-

Balance as of December 31, 2022	571		22	96	46	1,904		131		2,571	199

(1)	Includes 268, 32 and (166) corresponding to the annual recalculation of abandonment of hydrocarbon wells cost for the years ended December 31, 2022, 2021 and 2020, respectively.
(2)

Includes adjustment for inflation of opening balances of provisions in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

(3)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2011-2017.
(4)

Includes 45 corresponding to the recovery of liabilities with the regime of extended moratorium for periods 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.a.5).

(5)

Includes 37 reclassified as “Income tax liability” with the regime of extended moratorium for 2011-2013 of the dispute relating to the tax deduction of hydrocarbon well abandonment costs. See Note 16.a.5).

(6)	Includes the accrual of financial interest corresponding to the recognition of the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017.
(7)

Includes 30 corresponding to the recovery of liabilities for the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment for periods 2014-2017. See Note 16.a.5).

(8)

Includes 22 reclassified as “Income tax liability” for the regularization regimes associated with the dispute relating to the tax deduction of hydrocarbon well abandonment costs for periods 2014-2017. See Note 16.a.5).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

The Group is part to a number of labor, commercial, civil, tax, criminal, environmental, customs and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely against it, result in the imposition of material costs, judgments, fines or other losses. While the Group believes that such risks have been provisioned appropriately based on the opinions and advice of our legal advisors and in accordance with applicable accounting standards, certain loss contingencies are subject to change as new information develops and results of the presented evidence are obtained, among other factors. It is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to the Group, could significantly exceed the recorded provisions.

Additionally, due to its operations, the Group is subject to various laws and regulations relating to the protection of the environment. See Note 2.c).

16.a) Provision for lawsuits and contingencies

The Group has recognized pending lawsuits, claims and contingencies, which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies recognized are described below:

16.a.1) Liabilities and contingencies assumed by the Argentine Government before 1990

Under YPF’s Privatization Law, the Argentine Government took over certain obligations of the predecessor company as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to make advance payments in compliance with certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government based on the indemnity mentioned above.

In pending lawsuits, YPF has claimed its right to be indemnified by the Argentine Government for events and contingencies prior to January 1, 1991 under Law No. 24,145 and Decree No. 546/1993.

16.a.2) Claims arising from restrictions in the natural gas market

•	AES Uruguaiana Empreendimentos S.A. (“AESU”) and Transportadora de Gas del Mercosur S.A. (“TGM”)

On December 30, 2016 and December 4, 2017, YPF, AESU and Companhía do Gas do Estado do Río Grande do Sul (“SULGAS”), and YPF and TGM, respectively, executed settlement agreements terminating the various claims arising from international arbitrations before the International Chamber of Commerce related to the natural gas sale contract and the related natural gas transportation contract, respectively, which had been affected by events of force majeure due to the Argentine Government‘s decision to re-direct natural gas for export to the domestic market.

Under these settlement agreements, the parties, without admitting any facts or rights, waived all claims that as of the date they had or could reciprocally have and YPF undertook to pay: (i) AESU and SULGAS single and total amount of 60 (payment made on January 10, 2017); and (ii) TGM the sum of 114 (107 in an initial payment made on January 2, 2018 and the balance of 7 in 7 annual installments of 1 each, the first one maturing on February 1, 2018, and the balance on the same date of the following years). In addition, YPF agreed to pay TGM the sum of 13 (in 7 annual installments of 1.86 each, with the same maturity date as the compensation balance) as payment on account of an interruptible exportation transport contract to be entered into by the parties and effective until 2027.

As of the date of issuance of these consolidated financial statements, YPF has complied with the payment schedule agreed with TGM.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

•	Transportadora de Gas del Norte S.A. (“TGN”)

On April 8, 2009, YPF filed a complaint against TGN with the ENARGAS, seeking the termination of the natural gas transportation contract with TGN in connection with deliveries under the natural gas export contract entered into with AESU and other parties. The termination of the contract with that company is based on: (a) the impossibility of YPF to receive the transportation service and of TGN to render such service, due to (i) the termination of the natural gas contract with SULGAS and AESU and (ii) the legal impossibility of assigning the transportation contract to other shippers because of the regulations in effect, (b) the legal impossibility of TGN to render the transportation service on a firm basis because of certain changes in the legislation in force since 2004, and (c) the “teoría de la imprevisión” (doctrine of unforeseeability) available under Argentine law, when extraordinary events render a party’s obligations excessively burdensome.

TGN notified YPF the termination of the transportation contract for YPF’s fault.

TGN filed a complaint claiming compliance with the contract and payment of unpaid invoices from February 20, 2007 to March 20, 2009 totaling 30. TGN then amended the complaint and claimed the payment of unpaid invoices (i) from April 20, 2009 to June 20, 2010 in the amount of 31, (ii) from July 20, 2010 to November 20, 2010 in the amount of 10, and (iii) from December 6, 2010 to January 4, 2011 in the amount of 3.

TGN also lodged a complaint for damages against YPF claiming the amount of 142, plus interest and legal fees for the termination of the transportation contract.

Upon completion of the proceedings for discovery of evidence, on October 16, 2020, the Lower Court rendered judgment, whereby it resolved: (i) to declare abstract the claim to comply the firm natural gas transportation contract (the “Contract”), filed by TGN; (ii) to partially grant the claim filed in the case for Contract performance, and order YPF to pay for unpaid invoices in an amount to be determined by the designated accounting expert at the stage of enforcement of judgment, plus interest and court fees; and (iii) to admit the claim for damages and order YPF to pay the amount of 231 plus interest and court fees.

On October 22, 2020, YPF filed appeals against the lower court’s decision regarding the claim filed for contract performance and the claim for damages.

On February 16, 2022, the Court of Appeals rendered judgment (i) confirming the lower court’s decision which ordered YPF to pay for unpaid invoices in the amount to be determined by the accounting expert designated at the stage of judgment enforcement; (ii) confirming that YPF was liable for damages in the amount of 231 plus interest, or its equivalent in Pesos at the selling exchange rate published by the BNA on the settlement date; (iii) reducing the applicable annual interest rate from 6% to 4%; and (iv) imposing payment of appeal costs on defendant in the case for damages and shared payment in the case for contract performance.

On February 21, 2022, YPF lodged an appeal requesting the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal. On March 7, 2022, the appeal filed by YPF for the correction and/or clarification of certain aspects in the judgment rendered by the Court of Appeal was favorably resolved. Additionally, on that date an extraordinary appeal was filed against the judgment rendered by the Court of Appeal, which was granted on April 5, 2022 in relation to the federal issue raised and was denied in relation to the arbitrariness of the judgment rendered by the Court of Appeal, and a complaint appeal was filed in relation to this last aspect on April 12, 2022. As of that date, the cases were under review at the CSJN in connection with the extraordinary and the complaint appeals that were filed.

On February 3, 2023, YPF and TGN entered into a settlement agreement for the sole and total amount of 190.6 payable by YPF in 4 consecutive annual installments, starting in 2024 by which, without acknowledging facts or rights, TGN and YPF waived all claims they had or could have had against each other until that date, making abstract the extraordinary appeals and complaints filed with the CSJN. On February 23, 2023, the agreement was submitted to the CSJN requesting its homologation.

16.a.3) Users and Consumers Association

The Users and Consumers Association claims (originally against Repsol YPF S.A. before extending its claim to YPF) the reimbursement of the overprice allegedly charged to bottled LPG consumers from periods between years 1993 to 1997 and from 1997 to 2001.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

On December 28, 2015, the lower court rendered judgment admitting the claim for compensation from period between years 1993-1997 term filed by the Users and Consumers Association against YPF and ordered the Company to transfer the amount of 98 plus interest (to be estimated by the expert witness in the settlement period) to the SE, to be allocated to the trust fund created under Law No. 26,020.

The ruling rejects the claim for the items corresponding to the period 1997-2001, considering that YPF’s position in the domestic bulk LPG market had not been sufficiently proved. Furthermore, the ruling dismissed the complaint against Repsol S.A., as Repsol YPF S.A. had no equity interest in YPF, nor any other kind of relation with YPF from 1993 to 1997, period in which the plaintiffs claim YPF abused its dominant position.

Both parties filed an appeal against that decision, which was admitted with suspensive effect.

On December 7, 2017, the Company was notified about the Court of Second Appeal’s judgment, which: (i) confirmed the claims for compensation for the 1993-1997 period; (ii) extends the Users and Consumers Association claim from period between years 1997 to 1999 period under the item “equity transfer of consumers to producers for the higher cost of LPG”, deferring the settlement related to the item to the execution stage of the judgment; and (iii) partially grants the appeal filed by the defendant with respect to the item “damage caused by lower or different energy consumption due to the higher cost of LPG”.

It should be noted that the ruling confirmed by the Court of Second Appeals does not order YPF to pay the claimant the ultimately settled amount, but rather to transfer such funds to the SE for the funds to be allocated to a trust fund created by Law No. 26,020, in order to expand the natural gas network in areas with lower resources according to the criteria established by the enforcement authority. The enforcement authority, within 6 months from the firm settlement of the judgment amount, must present the corresponding feasibility studies (Decree No. 470/2015) together with a work plan beginning within 6 months from the presentation of the feasibility studies.

Finally, the Company filed an extraordinary appeal against the judgment of the Court of Appeals, which was sustained and the court file was submitted to the CSJN, the enforcement of the Court of Appeals’ judgment still being suspended. As of the date of issuance of these consolidated financial statements, the extraordinary appeal has not been decided.

On June 2, 2021, the CSJN forwarded the file to the National Attorney General’s Office for its opinion on the legal merits of the extraordinary appeal. As of the date of issuance of these consolidated financial statements, the file continues at the National Attorney General’s Office.

16.a.4) Environmental claims

•	La Plata

In relation to the operation of the refinery owned by YPF in La Plata, there are certain judicial claims, mostly filed by neighbours of the area seeking (i) compensation for individual damages purportedly caused by the operation of La Plata Refinery and (ii) the environmental remediation of the waterways adjacent to the mentioned Refinery. Should these claims be sustained, they could demand additional invetsments related to the operation of La Plata Refinery.

In 2006 YPF submitted a presentation before the Environmental Policy Secretariat of the province of Buenos Aires, whereby it suggested the performance of a study for the characterization of environmental associated risks.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

On January 25, 2011, YPF executed an agreement with the Provincial Agency for Sustainable Development (“OPDS” by its acronym in Spanish) of the province of Buenos Aires, under the Remediation, Liability and Environmental Risk Control Program, created under Resolution No. 88/2010 of the OPDS. Under this agreement, the parties agreed to jointly perform a work program in the channels adjacent to La Plata Refinery over a term of 8 years, and which involved the characterization and risk assessment studies of channel sediments. The agreement provides that should corrective actions be detected as a result of the risk assessment studies, the different alternatives and available techniques will be considered, as well as the steps needed for their implementation. Dating studies of deposited material will also be performed under the agreement, in order to determine the responsibilities of the Argentine Government in view of its obligation to hold YPF harmless in accordance with the article 9 of YPF’s Privatization Law No. 24,145. This study proved between 88% to 91% of the hydrocarbons present in the channels were deposited prior to 1991. In this context, YPF, with the agreement of the OPDS, carried out several studies and characterizations through specialized consultants whose progress was notified to the provincial agency. The agreement was replaced by Resolution No. 380/2019 issued by said entity, which appoves the remediation modality suggested by YPF (monitored natural recovery) over a term of 24 months. YPF has answered all points required by the OPDS and requested the extension of the Resolution. As of the date of issuance of these consolidated financial statements, the request has not yet been answered.

Regarding the judicial claims mentioned above, on February 7, 2021, the Company was notified of the first instance judgment which considered the environmental damange had been proved, and therefore ordered that activities should cease and the environmental damage affecting the waterways adjacent to La Plata Refinery be remedied. This decision determined the co-defendants’ joint liability for the damages in the following proportions: YPF 90% (the Argentine Government 80% and YPF 20%) and the 2 co-defendant companies 10%. The decision was appeladed by the Company.

•	Quilmes

As regards with a fuel leak in the pipeline running from La Plata to Dock Sud (Progressive 37), currently operated by YPF, which occurred in 1988 when YPF was an Argentine state-owned company, as a result of an unlawful act that caused the rupture of the polyduct, there are several claims, mostly brought by neighbors of the area where they claim (i) compensation for personal damages allegedly caused by such event and (ii) environmental remediation. These processes are at the discovery stage. Fuel would have emerged and become perceptible on November 2002, which resulted in remediation works in progress conducted by the Company in the affected area, supervised by the environmental authority of the Province of Buenos Aires.

The Argentine Government denied any responsibility to indemnify YPF in this case, wherefore the Company sued the Argentine Government to obtain a judicial decision declaring the invalidity of such decision. This lawsuit has not yet been resolved.

•	Other environmental claims

In addition to the claims discussed above, the Group has other environmental lawsuits in progress where it is claimed (i) individual damages and/or (ii) environmental remediation and/or (iii) collective damages. These proceedings are related to the activities performed by the Group in different jurisdictions of the country. In all these cases, considering the information available to date, the estimated time remaining until the end of the proceedings, and the results of the additional evidence to be presented during the continuation of the litigation, the Group has set up a provision in an amount it considers sufficient to face these claims.

16.a.5) Tax claims

•	Dispute over the cost deduction for hydrocarbon well abandonment

The Company has recorded the cost for hydrocarbon well abandonment in accordance with the criteria detailed in Note 2.b.6) and, in the absence of a specific treatment of this matter in the Income Tax Law and its Regulatory Decree, has deducted the charge for hydrocarbon well abandonment costs in the calculation of this tax, based on the general criteria of the tax standard for deduction of expenses (accrual criteria). Nevertheless, this interpretation has been objected to by the AFIP, which would allow for deductions once the expense has been incurred.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16.	PROVISIONS (cont.)

The AFIP understands that the deduction of expenses for hydrocarbon well abandonment should be deferred until the taxpayer has the opportunity to actually proceed to well abandonment, once the wells have been exhausted, as it considers the abandonment of the well is the event triggering the accrual of hydrocarbon well abandonment expenses.

On the other hand, the Company, as well as other companies in the oil industry, understand that the substantial event generating costs in connection with well abandonment is, in fact, the act of drilling, as drilling causes environmental impact and, consequently, the obligation to repair such impact through well plugging arises from that moment. This obligation is not subject to any condition since there is no uncertainty as to whether well depletion will inevitably occur. The Company has learned that similar disputes have been raised by the AFIP with other companies in the oil industry.

In this respect, in June 2016, the SRH of MINEM, the body in charge of clarifying the origin of the legal obligation in this respect, and in response to a consultation of the Chamber of Oil Exploration and Production, ruled in favor of the position of the oil companies and concluded that drilling is the substantial event generating the charge for well abandonment.

This response of the Chamber has been informed to the AFIP by both the SRH and by YPF but, with different arguments the AFIP rejected this position.

On December 29, 2016, the Company was notified of 2 resolutions adjusting the income tax for fiscal years 2005 to 2009. On February 20, 2017, YPF filed the corresponding appeal to the TFN.

On June 15, 2018, the Company was notified of the final decision, whereby the income tax for fiscal year 2010 was adjusted. On July 10, 2018 the Company filed the corresponding appeal with the TFN.

On November 7, 2018, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2011 to 2016. The Company filed its defense with the AFIP on December 21, 2018.

On May 6, 2019, AFIP General Resolution No. 4,477/2019, was published in the BO, establishing a payment facility plan in relation to the tax liabilities being heard at the TFN, whose availability for adherence expired on August 31, 2019, with the option of adhering from May 15 to June 25 in more favorable conditions.

The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the aforementioned payment facility plans and on June 19, 2019, adhered to the plan established by AFIP General Resolution No. 4,477/2019 for 131, finally settling the dispute corresponding to fiscals years 2005 to 2010 which was being heard at the TFN.

On February 3, 2020, the Company was notified by AFIP of the commencement of a determination procedure with respect to the projected adjustment for fiscal years 2017. The Company filed before the AFIP its defense on March 17, 2020.

On August 26, 2020, Law No. 27,562 was published in the BO, expanding the regime for the regularization of taxes, social security contributions and customs duties originally established under Law No. 27,541, which was regulated by AFIP General Resolution No. 4,816/2020.

The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,562, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on November 30, 2020, adhered to the aforementioned plan, thus putting an end to the controversy corresponding to fiscal years 2011 to 2013 for 37. Likewise, it proceeded to refinance its debt for fiscal years 2005 to 2010 for 16, which had been regularized under the plan established under AFIP General Resolution No. 4,477/2019.

On June 9, 2021 YPF waived the statute of limitations for fiscal year 2014 to allow the AFIP to analyze the legal grounds for the defense filed by the Company on December 21, 2018, in the context of the administrative proceeding.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

16. PROVISIONS (cont.)

The Company, based on the opinion of its external advisors, and notwithstanding the technical merits for defending its position, evaluated the regularization plan provided for under Law No. 27,653, for the income tax and the compensations made in due course with the credit balances generated by said tax, and on March 30, 2022, adhered to the aforementioned plan, thus putting an end to the controversy corresponding to fiscal years 2014 to 2017 for 21.

Regarding fiscal years following and including 2018, it should be noted that since the enactment of Law No. 27,430 (“Tax Reform“) in December 2017, the deduction of the well abandonment costs at the time of the drilling phase was admitted, considering them as part of the investment cost, regardless of the period in which the effective abandonment disbursement is made.

16.a.6) Other pending litigation

During the normal course of business, the Group has been sued in numerous legal proceedings at labor, civil and commercial courts. The Company, in consultation with its external counsel, has established a provision considering to such end the best estimate based on information available as of the date of issuance of these consolidated financial statements, including legal fees and court costs.

16.b) Provision for environmental expenses and obligations for abandonment of hydrocarbon wells

Based on the Group’s current remediation plan, the Group has set up a provision for environmental liabilities where assessments and/or remedial actions are probable and can reasonably be estimated.

17.	INCOME TAX

The calculation of the income tax expense accrued for the years ended December 31, 2022, 2021 and 2020:

	2022		2021	2020
Current income tax	(31)		(18)	(15)
Deferred income tax	(810)		(681)	(247)

	(841)		(699)	(262)

Income tax - Well abandonment	19	(1)	-	78	(1)

	(822)		(699)	(184)

(1)	Corresponding to the effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment. See Note 16.a.5).

The reconciliation between the charge to net income for income tax for the years ended December 31, 2022, 2021 and 2020 and the one that would result from applying the prevailing tax rate on net income before income tax arising from the consolidated statements of comprehensive income for each fiscal year is as follows:

	2022		2021		2020
Net profit / (loss) before income tax	3,056		715		(837)
Average tax rate	25.33%	(4)	34.55%	(4)	29.36%

Average tax rate applied to net profit / (loss) before income tax	(774)		(247)		246
Effect of the valuation of property, plant and equipment and intangible assets, net	154		501		(820)
Effect of exchange differences and other results associated to the valuation of the currency, net (1)	(112)		(500)		338
Effect of the valuation of inventories	(268)		(108)		(153)
Income on investments in associates and joint ventures	112		99		56
Effect of tax rate change	(25)	(2) (3)	(439)	(3)	41	(2)
Effect of the regularization regime for the dispute associated to cost deduction for hydrocarbon wells abandonment	18		-		78
Interest related to the payment facility plan for the dispute associated to cost deduction for hydrocarbon wells abandonment.	-		-		(8)
Miscellaneous	73		(5)		38

Income tax	(822)		(699)		(184)

(1)	Includes the effect of tax inflation.
(2)	Corresponds to the remedation of deferred income tax at the current rate. See Notes 2.b.15) and 35.e.1).
(3)	Corresponds to the effect of tax rate change on opening deferred tax balances at the rate prevailing at the time of reversal pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).
(4)	Corresponds to the projected average tax rate of YPF and its subsidiaries pursuant to amendment introduced by Law No. 27,630. See Note 35.e.1).

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

17.	INCOME TAX (cont.)

Furthermore, breakdown of Income tax liability, Deferred income tax assets, net and Deferred income tax liabilities, net deferred as of December 31, 2022, 2021 and 2020 is as follows:

	2022				2021				2020
	Non-current		Current		Non-current		Current		Non-current		Current
Income tax liability	26	(2)	27	(1)	29	(2)	13	(1)	42	(2)	9	(1)

(1)

Includes 6, 5 and 6 corresponding to the 12 installments of the regularization regimes associated with the dispute over the cost deduction for hydrocarbon well abandonment as of December 31, 2022, 2021 and 2020, respectively (see Note 16.a.5)). Additionally, it includes the provision associated with the charge of current income tax net of unused tax credits and existing tax loss carryforwards.

(2)	Includes 26, 29 and 42 corresponding to the remaining installments of the aforementioned regimes as of December 31, 2022, 2021 and 2020, respectively. See Note 16.a.5).

	2022	2021	2020
Deferred tax assets
Provisions and other non-deductible liabilities	154	380	175
Tax losses carryforward	167	27	983
Miscellaneous	1	16	20

	322	423	1,178

Deferred tax liabilities
Property, plant and equipment and others (1)	(1,020)	(1,526)	(1,724)
Adjustment for tax inflation (2)	(965)	(644)	(798)
Miscellaneous	(53)	(39)	(46)

Total deferred tax liabilities	(2,038)	(2,209)	(2,568)

Total Net deferred tax (3)	(1,716)	(1,786)	(1,390)

(1)	Includes the deferred tax corresponding to Property, Plant and Equipment, Intangible assets, Inventories, Right-of-use assets and Lease liabilities, net.
(2)	Includes the effect of the deferral of the tax inflation adjustment. See “Budget Law 2023 - Deferral of tax adjustment for inflation” section Note 35.e.1).
(3)

Includes (86), (37) and (23) corresponding to adjustment for inflation of the opening deferred liability of subsidiaries with the Peso as functional currency which was charged to other comprehensive income and includes 965, 322 and 480 corresponding to the effect of the translation, as of December 31, 2022, 2021 and 2020, respectively.

Deferred income tax assets are recognized for tax loss carryforwards to the extent their setoff through future taxable profits is probable. As of December 31, 2022, the Group has recognized tax loss carryforwards for 46 and 121 that can be offset with taxable profits until the years 2025 and 2027, respectively, in accordance with current tax laws.

In order to fully realize the deferred income tax asset, the Group will need to generate taxable income. Based upon the level of historical taxable income and future projections for the years in which the deferred income tax assets are deductible, the Company believes that as of December 31, 2022 it is probable that the Group will realize all of the deferred income tax assets.

As of December 31, 2022, there are no deferred tax assets which are not recognized. As of December 31, 2021 and 2020, the credit for tax loss carryforwards not recognized by the Group amounted to 37 with expiration between 2022 and 2025, and to 11 with expiration between 2021 and 2025, respectively.

As of December 31, 2022, 2021 and 2020, the Group has classified as deferred tax assets 17, 19 and 33, respectively, and as deferred tax liability 1,733, 1,805 and 1,423, respectively, all of which arise from the net deferred tax balances of each of the separate companies included in these consolidated financial statements.

On March 28, 2019, the Company agreed to adhere to the tax revaluation regime established under Law No. 27,430 for the “Mines, Quarries, Forests and Similar Assets” category. This allow a higher deduction of the depreciation of income tax revalued assets, and therefore will affect the recording of the deferred income tax.

18.	TAXES PAYABLE

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
VAT	-	26	-	20	-	42
Withholdings and perceptions	-	46	-	32	-	22
Royalties	-	77	-	61	-	46
Tax on Fuels	-	-	-	7	-	37
IIBB	-	8	-	3	-	3
Miscellaneous	1	16	2	20	3	38

	1	173	2	143	3	188

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

19.	SALARIES AND SOCIAL SECURITY

	2022		2021		2020
	Non- current	Current	Non- current	Current	Non- current	Current
Salaries and social security	-	68	-	49	-	39
Bonuses and incentives provision	-	113	-	67	-	52
Vacation provision	-	77	-	70	-	57
Other employee benefits (1)	1	39	32	43	46	30

	1	297	32	229	46	178

(1)	Includes the voluntary retirement plan executed by the Group.

20.	LEASE LIABILITIES

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Lease liabilities	272	294	276	266	288	263

These liabilities are discounted at the following rates:

Lease term	2022	Effective average monthly rate used	2021	Effective average monthly rate used	2020	Effective average monthly rate used
0 to 1 year	39	1.07%	32	0.80%	64	0.93%
1 to 2 years	198	1.54%	116	1.03%	125	0.76%
2 to 3 years	144	1.23%	150	1.15%	79	0.79%
3 to 4 years	81	1.28%	109	1.25%	115	0.87%
4 to 5 years	43	0.95%	42	0.96%	32	0.92%
5 to 9 years	45	0.79%	86	0.89%	94	0.92%
More than 9 years	16	0.82%	7	0.80%	42	0.82%

	566		542		551

Financial expenses accrued as of year ended December 31, 2022, 2021 and 2020, resulting from lease contracts, amount to 75, 57 and 84, respectively. From this accreation, 61, 46 and 70 were included in the “Financial Accretion” line in financial costs of the “Net Financial Results” item of the comprehensive statement of income and 14, 11 and 14 were capitalized in the “Property, Plant and Equipment”, for the years ended December 31, 2022, 2021 and 2020, respectively.

As of December 31, 2022, maturities of liabilities related to lease contracts are exposed on Note 4.

The evolution of the Group’s leases liabilities for the fiscal year ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Balance at the beginning of the year	542	551	1,033

Leases increase	306	284	149
Financial accretions	75	57	84
Leases decrease	(15)	(46)	(380)	(2)
Payments	(341)	(302)	(331)
Exchange and Translation effect, net	(2)	(1)	(3)
Result from net monetary position (1)	1	(1)	(1)

Balance at the end of year	566	542	551

(1)

Includes the adjustment for inflation of opening balances of lease liabilities of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income and the adjustment for inflation of the period, which was charged to results.

(2)	Includes decrease in liquefaction barge with Exmar. See Note 34.d).

Total charges recorded in comprehensive income for the fiscal year and total capitalizations for short-term leases, low-value leases and variable lease payments related to the underlying asset performance and/or use, amounted to 238, 115 and 167 as of December 31, 2022, 2021 and 2020, respectively.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS

					2022		2021		2020
	Interest rate (1)			Maturity	Non- current	Current	Non- current	Current	Non- current	Current
Pesos:
NO (4)	69.09%	-	69.18%	2023-2024	64	5	67	56	77	205
Export pre-financing		-		-	-	-	-	-	-	65
Loans	90.46%	-	90.83%	2024	46	25	136	70	64	81
Account overdraft	69.50%	-	72.00%	2023	-	71	-	8	-	-

					110	101	203	134	141	351

Currencies other than the Peso:
NO (2) (3)	1.50%	-	10.00%	2023-2047	5,594	828	6,206	541	5,905	739
Export pre-financing (5)	2.20%	-	5.50%	2023	-	22	12	42	150	305
Imports financing	6.72%	-	8.57%	2023	-	21	-	3	-	-
Loans	2.68%	-	19.75%	2023-2027	244	168	113	125	81	398

					5,838	1,039	6,331	711	6,136	1,442

					5,948	1,140	6,534	845	6,277	1,793

(1)	Nominal annual interest rate as of December 31, 2022.
(2)	Disclosed net of 9 and 4 corresponding to YPF’s own NO repurchased through open market transactions, as of December 31, 2022 and 2021, respectively.
(3)

Includes 523, 602 and 249 as of December 31, 2022, 2021 and 2020, respectively, of nominal value of negotiable obligations that will be canceled in Pesos at the applicable exchange rate in accordance with the terms of the series issued.

(4)

Includes 45 and 55 as of December 31, 2021 and 2020, respectively, of nominal value of NO that will be canceled in dollars at the applicable exchange rate according to the conditions of the issued series.

(5)	Includes 2 and 57 as of December 31, 2021 and 2020, respectively, of pre-financing of exports granted by BNA, which accrue a 5.50% and 5.85%, respectively, weighted average rate.

The breakdown of the Group’s borrowings as of the fiscal year ended on December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Balance at beginning of the year	7,379	8,070	8,810

Proceeds from loans	402	963	1,803
Payments of loans	(780)	(1,653)	(2,283)
Payments of interest	(543)	(615)	(873)
Account overdraft, net	71	8	2
Accrued interest (1)	680	701	824
Net exchange differences and translation	(113)	(70)	(237)
Result from debt exchange	-	(21)	29
Result from net monetary position (2)	(8)	(4)	(5)

Balance at the end of the year	7,088	7,379	8,070

(1)	Includes capitalized financial costs.
(2)

Includes adjustment for inflation of opening balances of loans in subsidiaries with the Peso as functional currency which was charged to other comprehensive income and the adjustment for inflation of the fiscal year, which was charged to results.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS (cont.)

Details regarding the NO of the Group are as follows:

									2022		2021		2020
Month	Year	Principal Value		Ref.	Class	Interest rate (3)		Principal Maturity	Non- current	Current	Non- current	Current	Non- current	Current

YPF
-	1998	US$	15	(1) (6)	-	Fixed	10.00%	2028	15	-	15	-	15	-
April, February, October	2014/15/16	US$	1,522	(2) (4) (6)	Class XXVIII	Fixed	8.75%	2024	346	273	606	278	1,522	32
September	2014		$1,000	(2) (6) (7)	Class XXXIV	BADLAR + 0.1%	69.09%	2024	1	1	3	2	6	3
April	2015	US$	1,500	(2) (6)	Class XXXIX	Fixed	8.50%	2025	1,132	41	1,132	41	1,500	54
October	2015	$	2,000	(2) (6) (7)	Class XLIII	BADLAR	69.18%	2023	-	4	6	7	16	9
March, January	2016/20	$	5,455	(2) (4) (6)	Class XLVI	-	-	-	-	-	-	-	-	73
March	2016	US$	1,000	(2) (6)	Class XLVII	-	-	-	-	-	-	-	-	423
May	2017	$	4,602	(2) (6) (8)	Class LII	-	-	-	-	-	-	47	55	1
July, December	2017	US$	1,000	(2) (6)	Class LIII	Fixed	6.95%	2027	818	25	816	25	1,010	31
December	2017	US$	750	(2) (6)	Class LIV	Fixed	7.00%	2047	529	1	533	2	741	2
June	2019	US$	500	(6) (9)	Class I	Fixed	8.50%	2029	397	-	397	-	498	-
January	2020	$	2,112	(6) (9)	Class V	-	-	-	-	-	-	-	-	27
January, March	2020	$	5,006	(6) (9)	Class VI	-	-	-	-	-	-	-	-	64
January	2020	US$	10	(5) (6) (9)	Class VII	-	-	-	-	-	-	-	-	10
March	2020	US$	9	(6) (9)	Class VIII	-	-	-	-	-	-	-	-	9
March	2020	US$	4	(6) (9)	Class IX	-	-	-	-	-	-	-	-	4
May	2020	US$	93	(5) (6) (9)	Class XI	-	-	-	-	-	-	-	-	94
June	2020	US$	78	(5) (6) (9)	Class XII	-	-	-	-	-	-	75	78	-
July	2020	US$	543	(6) (9)	Class XIII	Fixed	8.50%	2025	127	90	211	91	473	80
December, February	2020/21	US$	143	(5) (6) (9)	Class XIV	Fixed	2.00%	2023	-	139	143	-	68	-
December	2020	$	2,316	(6) (9)	Class XV	-	-	-	-	-	-	-	-	28
February	2021	US$	775	(6) (9)	Class XVI	Fixed	4.00%	2026	542	238	740	9	-	-
February	2021	US$	748	(6) (9)	Class XVII	Fixed	2.50%	2029	760	-	716	-	-	-
February	2021	US$	576	(6) (9)	Class XVIII	Fixed	1.50%	2033	544	10	513	10	-	-
February	2021	$	4,128	(6) (9) (10)	Class XIX	Fixed	3.50%	2024	63	-	58	-	-	-
July	2021	US$	384	(4) (5) (9)	Class XX	Fixed	5.75%	2032	384	11	384	10	-	-

									5,658	833	6,273	597	5,982	944

(1)	Corresponds to the 1997 M.T.N. Program for 1,000.
(2)	Corresponds to the 2008 M.T.N. Program for 10,000.
(3)	Nominal annual Interest rate as of December 31, 2022.
(4)

The ANSES and/or the “Fondo Argentino de Hidrocarburos” have participated in the primary subscription of these NO, which may at the discretion of the respective holders, be subsequently traded on the securities market where these negotiable obligations are authorized to be traded.

(5)	The payment currency of these Negotiable Obligations is the Peso at the Exchange rate applicable under the terms of the series issued.
(6)	As of the date of issuance of these financial statements, the Group has fully complied with the use of proceeds disclosed in the corresponding pricing supplements.
(7)

NO classified as productive investments computable as such for the purposes of item 35.8.1, paragraph K of the General Regulations applicable to Insurance Activities issued by the Argentine Insurance Supervisory Bureau.

(8)	The payment currency of this issue is the dollar at the exchange rate applicable in accordance with the conditions of the relevant issued series.
(9)	Corresponds to the Frequent Issuer program for an amount of 7,215.
(10)	The payment currency of this issue is the peso at the UVA value applicable in accordance with the conditions of the relevant issued series.

F - 72
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS (cont.)

Exchange of NO

On July 2, 2020, YPF offered Class XIII NO denominated in dollars, accruing interest at a fixed rate of 8.5% redeemable, maturing in 2025, for a nominal value of up to 950 and a payment of 100 in cash for each 1,000 in principal amount, to be issued in exchange for Class XLVII NO issued on March 23, 2016 for a nominal value of 1,000, maturing in 2021.

In addition, on July 13, 2020, YPF announced certain changes related to the offering, offering Class XIII NO for a nominal value of up to 925 and a payment of 125 in cash for each 1,000 in principal amount.

On July 31, 2020, the operation final close. The nominal value of the Class XLVII NO submitted to the exchange amounted to 587.3, representing an adhesion of 58.73%. As a result of the transaction, YPF issued Class XIII NO for 542.8 and paid approximately 90 in cash (including accrued and unpaid interests on Class XLVII NO).

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term and rate) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rate, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liability). In this regard, the Company recognizes the exchange of the NO as a modification in accordance with IFRS 9 due to the fact that the instruments subject to exchange are not substantially different. As a result of the transaction, YPF recognized a loss of 29 in the fiscal year ended December 31, 2020 (see Note 28).

In the context of the foreign exchange restrictions established by BCRA (see Note 35.g)) and complying to said regulation through the refinancing reached in July 2020 in relation to the Class XLVII NOs with maturity in 2021, and with the additional objective of easing the financial commitments of the Company for the next 2 years, on January 7, 2021, YPF launched an exchange offer of Classes XLVII, XXVIII, XIII, XXXIX, LIII, I and LIV NOs (“Existing Negotiable Obligations”), for new Classes XVI, XVII and XVIII NOs (“New Negotiable Obligations”) denominated in dollars at a step up fixed interest rate, ranging from 1.5% to 9%, repayable between 2023 and 2033, including an initial cash payment for Class XLVII NOs.

The New Negotiable Obligations contain covenants, similar to those of the Existing Negotiable Obligations. In addition, Class XVI NOs are secured by (i) the assignment of collection rights arising from the export of certain exportable products under sale agreements entered into by YPF with widely recognized market traders; and (ii) a first pledge on YPF EE shares representing 50% of the outstanding capital stock and voting rights in this company, as long as at least 50% of the principal of Class XVI NOs remains outstanding.

On February 11, 2021, upon expiration of the early participation period for holders of Class XLVII NOs and the exchange offer for the rest of the Existing Negotiable Obligations, YPF announced that it had reached a global participation to the exchange of 32% and 59.8% of Class XLVII NOs. With such results, and taking into account that the refinancing of principal and interest of all Existing Negotiable Obligations that were included in the exchange largely exceeds the required 60% refinancing of the Class XLVII NO, on that same day the BCRA approved YPF’ s access to the free Exchange Market to pay the cash component offered to holders that submitted Class XLVII NO in exchange, and to pay Class XLVII NOs that were not exchanged at their maturity.

F - 73
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

21.	LOANS (cont.)

Therefore, on February 12, 2021, and March 1 (closing date for late participation of Class XLVII NOs holders), YPF issued new Class XVI, XVII and XVIII NOs for a total principal amount of 775.8, 747.8 and 575.6, respectively, and tender instructions were received to submit the Existing Negotiable Obligation as detailed below:

-	Class XLVII NO for a principal amount of 247.3.

-	Class XXVIII NO for a principal amount of 656.4.

-	Class XIII NO for a principal amount of 201.7.

-	Class XXXIX NO for a principal amount of 368.2.

-	Class LIII NO for a principal amount of 190.7.

-	Class I NO for a principal amount of 101.0.

-	Class LIV NO for a principal amount of 213.4.

YPF assessed whether the instruments subject to exchange were substantially different, considering both qualitative (e.g., currency, term, rate, among others) and quantitative aspects (if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received, and discounted using the original effective interest rates, is at least 10% different from the discounted present value of the remaining cash flows of the original financial liabilities). In this regard, the Company recognized the exchange of the NOs as a debt modification according to IFRS 9 due to the fact that the instruments subject to exchange were not substantially different. As a result of the transaction, YPF recognized a profit of 21 in the fiscal year ended December 31, 2021 (see Note 28).

22.	OTHER LIABILITIES

	2022		2021			2020
	Non-current	Current	Non-current	Current		Non-current		Current
Extension of concessions	18	7	8	8		8		8
Liabilities for contractual claims	1	1	1	26	(1)	27	(1)	86	(1)
Miscellaneous	-	4	-	-		-		14

	19	12	9	34		35		108

(1) See Note 34.d). 23. ACCOUNTS PAYABLE
	2022		2021			2020
	Non-current	Current	Non-current	Current		Non-current		Current
Trade payable and related parties (1)	4	2,498	8	1,880		8		1,627
Guarantee deposits	1	5	-	7		-		9
Payables with partners of JO	1	50	1	60		-		60
Miscellaneous	-	11	-	16		-		21

	6	2,564	9	1,963		8		1,717

(1)	For more information about related parties, see Note 36.

24.	REVENUES

	2022	2021	2020
Sales of goods and services	18,437	13,384	9,556
National Government incentives (1)	320	298	134

	18,757	13,682	9,690

(1)	See Note 36.

The Group’s transactions and the main revenues are described in Note 5. The Group’s revenues are derived from contracts with customers and the Group’s income is derived from National Government incentives.

F - 74
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

•	Breakdown of revenues

Type of good or service

	2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	6,837	-	-	6,837
Gasolines	-	3,460	-	-	3,460
Natural Gas (1)	-	16	1,881	-	1,897
Crude Oil	-	76	-	-	76
Jet fuel	-	1,031	-	-	1,031
Lubricants and by-products	-	608	-	-	608
Liquefied Petroleum Gas	-	472	-	-	472
Fuel oil	-	198	-	-	198
Petrochemicals	-	495	-	-	495
Fertilizers and crop protection products	-	835	-	-	835
Flours, oils and grains	-	773	-	-	773
Asphalts	-	172	-	-	172
Goods for resale at gas stations	-	102	-	-	102
Income from services	-	-	-	120	120
Income from construction contracts	-	-	-	135	135
Virgin naphtha	-	203	-	-	203
Petroleum coke	-	405	-	-	405
LNG Regasification	-	-	43	-	43
Other goods and services	51	215	180	129	575

	51	15,898	2,104	384	18,437

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	4,498	-	-	4,498
Gasolines	-	2,742	-	-	2,742
Natural Gas (1)	-	15	1,711	-	1,726
Crude Oil	-	63	-	-	63
Jet fuel	-	337	-	-	337
Lubricants and by-products	-	531	-	-	531
Liquefied Petroleum Gas	-	458	-	-	458
Fuel oil	-	209	-	-	209
Petrochemicals	-	476	-	-	476
Fertilizers and crop protection products	-	520	-	-	520
Flours, oils and grains	-	629	-	-	629
Asphalts	-	116	-	-	116
Goods for resale at gas stations	-	70	-	-	70
Income from services	-	-	-	79	79
Income from construction contracts	-	-	-	123	123
Virgin naphtha	-	172	-	-	172
Petroleum coke	-	191	-	-	191
LNG Regasification	-	-	43	-	43
Other goods and services	49	118	98	136	401

	49	11,145	1,852	338	13,384

F - 75
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Diesel	-	3,392	-	-	3,392
Gasolines	-	1,810	-	-	1,810
Natural Gas (1)	-	9	1,407	-	1,416
Crude Oil	-	198	-	-	198
Jet fuel	-	236	-	-	236
Lubricants and by-products	-	307	-	-	307
Liquefied Petroleum Gas	-	188	-	-	188
Fuel oil	-	187	-	-	187
Petrochemicals	-	288	-	-	288
Fertilizers and crop protection products	-	322	-	-	322
Flours, oils and grains	-	439	-	-	439
Asphalts	-	46	-	-	46
Goods for resale at gas stations	-	46	-	-	46
Income from services	-	-	-	45	45
Income from construction contracts	-	-	-	100	100
Virgin naphtha	-	93	-	-	93
Petroleum coke	-	78	-	-	78
LNG Regasification	-	-	75	-	75
Other goods and services	33	107	108	42	290

	33	7,746	1,590	187	9,556

(1)	Includes 1,473, 1,313 and 1,001 corresponding to sales of natural gas produced by the Company for the years ended December 31, 2022, 2021 and 2020, respectively.

Sales Channels

	2022
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	6,673	-	-	6,673
Power Plants	-	13	433	-	446
Distribution Companies	-	-	266	-	266
Retail distribution of natural gas	-	-	378	-	378
Industries, transport and aviation	-	3,890	804	-	4,694
Agriculture	-	2,697	-	-	2,697
Petrochemical industry	-	722	-	-	722
Trading	-	901	-	-	901
Oil Companies	-	688	-	-	688
Commercialization of LPG	-	177	-	-	177
Other sales channels	51	137	223	384	795

	51	15,898	2,104	384	18,437

F - 76
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

	2021
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	4,898	-	-	4,898
Power Plants	-	131	485	-	616
Distribution Companies	-	-	255	-	255
Retail distribution of natural gas	-	-	382	-	382
Industries, transport and aviation	-	2,104	589	-	2,693
Agriculture	-	1,917	-	-	1,917
Petrochemical industry	-	671	-	-	671
Trading	-	576	-	-	576
Oil Companies	-	570	-	-	570
Commercialization of LPG	-	149	-	-	149
Other sales channels	49	129	141	338	657

	49	11,145	1,852	338	13,384

	2020
	Upstream	Downstream	Gas and Power	Central Administration and others	Total
Gas Stations	-	3,439	-	-	3,439
Power Plants	-	197	191	-	388
Distribution Companies	-	-	410	-	410
Retail distribution of natural gas	-	-	391	-	391
Industries, transport and aviation	-	1,256	415	-	1,671
Agriculture	-	1,303	-	-	1,303
Petrochemical industry	-	330	-	-	330
Trading	-	575	-	-	575
Oil Companies	-	367	-	-	367
Commercialization of LPG	-	94	-	-	94
Other sales channels	33	185	183	187	588

	33	7,746	1,590	187	9,556

Target Market

Sales contracts in the domestic market resulted in 16,100, 11,776 and 8,332 for the years ended December 31, 2022, 2021 and 2020, respectively.

Sales contracts in the international market resulted in 2,337, 1,608 and 1,224 for the years ended December 31, 2022, 2021 and 2020, respectively.

•	Contract balances

The following table reflects information regarding credits, contract assets and contract liabilities:

	2022		2021		2020
	Non-current	Current	Non-current	Current	Non-current	Current
Credits for contracts included in the item of “Trade receivables”	51	1,490	116	1,334	183	1,176
Contract assets	-	1	-	13	-	10
Contract liabilities	-	77	-	130	-	81

F - 77
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

24.	REVENUES (cont.)

Contract assets are mainly related to the work carried out by the Group under the construction contracts.

Contract liabilities are mainly related to advances received from customers under the contracts for the sale of fuels, fertilizers and crop protection products, among others.

During the years ended on December 31, 2022, 2021 and 2020, the Group has recognized 117, 64 and 101, respectively, in revenues from contracts with customers in the statement of comprehensive income, which have been included in the balance for contract liabilities at the beginning of each year.

25.	COSTS

	2022	2021	2020
Inventories at the beginning of the fiscal year	1,500	1,191	1,346
Purchases	6,212	4,052	2,326
Production costs (1)	7,704	6,880	6,183
Translation differences	(13)	(6)	(8)
Adjustment for inflation (2)	19	12	7
Inventories at the end of the fiscal year	(1,738)	(1,500)	(1,191)

	13,684	10,629	8,663

(1)	See Note 26.
(2)	Corresponds to adjustment for inflation of inventories’ opening balances of subsidiaries with the Peso as functional currency, which was charged to other comprehensive income.

26.	EXPENSES BY NATURE

The Group presents the statement of comprehensive income by classifying expenses according to their function as part of the “Costs”, “Administrative expenses”, “Selling expenses” and “Exploration expenses” lines. The following additional information is disclosed as required, on the nature of the expenses and their relation to the function within the Group for the fiscal years ended December 31, 2022, 2021 and 2020:

	2022
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	781	222	116		11	1,130
Fees and compensation for services	46	194	32		1	273
Other personnel expenses	202	19	11		1	233
Taxes, charges and contributions	121	13	954	(1)	-	1,088
Royalties, easements and fees	1,026	-	2		3	1,031
Insurance	71	3	2		-	76
Rental of real estate and equipment	140	1	11		-	152	(3)
Survey expenses	-	-	-		18	18
Depreciation of property, plant and equipment	2,400	61	90		-	2,551
Amortization of intangible assets	29	14	-		-	43
Depreciation of right-of-use assets	202	-	12		-	214
Industrial inputs, consumable materials and supplies	454	2	10		-	466
Operation services and other service contracts	383	10	52		4	449	(3)
Preservation, repair and maintenance	1,206	25	44		1	1,276	(3)
Unproductive exploratory drillings	-	-	-		26	26
Transportation, products and charges	473	-	434		-	907	(3)
Provision for doubtful trade receivables	-	-	14		-	14
Publicity and advertising expenses	-	82	21		-	103
Fuel, gas, energy and miscellaneous	170	11	91		-	272	(3)

	7,704	657	1,896		65	10,322

(1)	Includes 251 corresponding to export withholdings and 567 corresponding to Turnover Tax.
(2)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 27.
(3)	Includes 63 and 104 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.

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26.	EXPENSES BY NATURE (cont.)

	2021
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	537	148	84		4	773	(4)
Fees and compensation for services	47	136	29		-	212
Other personnel expenses	140	12	6		1	159
Taxes, charges and contributions	118	7	757	(1)	1	883
Royalties, easements and fees	831	-	1		2	834
Insurance	74	5	2		-	81
Rental of real estate and equipment	125	-	12		-	137	(3)
Survey expenses	-	-	-		3	3
Depreciation of property, plant and equipment	2,670	60	86		-	2,816
Amortization of intangible assets	38	12	1		-	51
Depreciation of right-of-use assets	190	-	11		-	201
Industrial inputs, consumable materials and supplies	370	4	9		-	383
Operation services and other service contracts	388	8	51		6	453	(3)
Preservation, repair and maintenance	905	20	23		1	949	(3)
Unproductive exploratory drillings	-	-	-		10	10
Transportation, products and charges	359	-	309		-	668	(3)
Provision for doubtful trade receivables	-	-	30		-	30
Publicity and advertising expenses	-	43	18		-	61
Fuel, gas, energy and miscellaneous	88	15	78		2	183	(3)

	6,880	470	1,507		30	8,887

(1)	Includes 206 corresponding to export withholdings and 450 corresponding to Turnover Tax (see Note 2.d)).
(2)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 19.
(3)	Includes 40 and 58 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(4)	Includes 18 corresponding to Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 36.

	2020
	Production costs (2)	Administrative expenses	Selling expenses		Exploration expenses	Total
Salaries and social security taxes	563	178	98		11	850	(4)
Fees and compensation for services	37	118	22		-	177
Other personnel expenses	120	11	5		1	137
Taxes, charges and contributions	87	5	530	(1)	1	623
Royalties, easements and fees	610	-	1		1	612
Insurance	74	5	2		-	81
Rental of real estate and equipment	95	-	29		-	124	(3)
Survey expenses	-	-	-		7	7
Depreciation of property, plant and equipment	2,319	58	83		-	2,460
Amortization of intangible assets	40	7	1		-	48
Depreciation of right-of-use assets	241	-	13		-	254
Industrial inputs, consumable materials and supplies	312	2	6		-	320
Operation services and other service contracts	501	8	46		8	563	(3)
Preservation, repair and maintenance	689	17	21		1	728	(3)
Unproductive exploratory drillings	-	-	-		49	49
Transportation, products and charges	299	-	237		-	536	(3)
Provision for doubtful trade receivables	-	-	170		-	170
Publicity and advertising expenses	-	31	9		-	40
Fuel, gas, energy and miscellaneous	196	27	51		1	275	(3)

	6,183	467	1,324		80	8,054

(1)	Includes 134 corresponding to export withholdings and 322 corresponding to Turnover Tax (see Note 2.d)).
(2)	The expense recognized in the consolidated statement of comprehensive income corresponding to research and development activities amounted to 22.
(3)	Includes 59 and 76 corresponding to short-term leases and to the lease charge related to the underlying asset performance and/or use, respectively.
(4)	Includes 18 corresponding to the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 36.

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27.	OTHER NET OPERATING RESULTS

	2022	2021	2020
Result for sale of participation in areas (1)	-	21	192
Result from sale of assets held for disposal	-	57	-
Lawsuits	145	(341)	(70)
Insurance	-	15	56
Result for contractual commitment Exmar (2)	-	-	(105)
Miscellaneous	5	16	20

	150	(232)	93

(1) See Note 34.b). (2) See Note 34.d). 28. NET FINANCIAL RESULTS	2022	2021	2020
Financial income
Interest income	319	164	100
Exchange differences	1,826	641	1,297
Financial accretion	43	99	95

Total financial income	2,188	904	1,492

Financial costs
Interest loss	(712)	(749)	(915)
Exchange differences	(1,285)	(393)	(804)
Financial accretion	(318)	(266)	(247)

Total financial costs	(2,315)	(1,408)	(1,966)

Other financial results
Results on financial assets at fair value with changes in profit or loss	118	105	42
Results from derivative financial instruments	(9)	(10)	(11)
Result from net monetary position	146	117	90
Results from transactions with financial assets	-	-	143
Result from financial instruments exchange (1)	-	-	18
Result from debt exchange (2)	-	21	(29)

Total other financial results	255	233	253

Total net financial results	128	(271)	(221)

(1)	See Note 6.
(2)	See Note 21.

29.	INVESTMENTS IN JOINT OPERATIONS

The Group participates in JO and other agreements that give to the Group a contractually established percentage over the rights of the assets and obligations that emerge from the contracts. Interest in such JO and other agreements have been consolidated line by line on the basis of the above mentioned interest over the assets, liabilities, income and expenses related to each contract. Interest in JO and other agreements have been calculated based upon the latest available financial statements as of the end of each year, taking into consideration significant subsequent events and transactions as well as management information available.

The exploration and production JO and other agreements in which the Group participates allocate the hydrocarbon production to each partner based on the ownership interest. Consequently, such hydrocarbons are commercialized directly by the partners recognizing each of them the corresponding economic effects.

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29.	INVESTMENTS IN JOINT OPERATIONS (cont.)

The assets and liabilities as of December 31, 2022, 2021 and 2020, and main expenses for these fiscal years of the JO and other agreements in which the Group participates are as follows:

	2022	2021	2020
Non-current assets(1)	4,221	3,497	3,360
Current assets	157	113	73

Total assets	4,378	3,610	3,433

Non-current liabilities	294	270	251
Current liabilities	514	356	257

Total liabilities	808	626	508

Production cost	1,435	1,412	1,240
Exploration expenses	2	1	4

(1)	It does not include charges for impairment of property, plant and equipment because they are recorded by the partners participating in the JO and other agreements.

As of December 31, 2022, the main exploration and production JO in which the Group participates are the following:

Name	Location	Participation	Operator
Acambuco	Salta	22.50%	Pan American Energy LLC
Aguada de Castro y Aguada Pichana Oeste	Neuquén	30.00%	Pan American Energy LLC
Aguada Pichana Este - Área Vaca Muerta	Neuquén	22.50%	Total Austral S.A.
Aguada Pichana Este - Residual	Neuquén	27.27%	Total Austral S.A.
Aguaragüe	Salta	53.00%	Tecpetrol S.A.
Bajada Añelo	Neuquén	50.00%	O&G Developments LTD S.A.
Bajo del Toro	Neuquén	50.00%	YPF
Bandurria Sur (1)	Neuquén	40.00%	YPF
CAM-2/A SUR	Tierra del Fuego	50.00%	Enap Sipetrol Argentina S.A.
Campamento Central / Cañadón Perdido	Chubut	50.00%	YPF
CAN 100 (1)	Argentine Government	35.00%	Equinor Argentina BV (Sucursal Argentina)
CAN 102	Argentine Government	50.00%	YPF
CAN 114	Argentine Government	50.00%	Equinor Argentina AS (Sucursal Argentina)
Chachahuen	Mendoza	70.00%	YPF
Consorcio CNQ 7/A	La Pampa and Mendoza	50.00%	Pluspetrol S.A.
El Orejano	Neuquén	50.00%	YPF
El Tordillo	Chubut	12.20%	Tecpetrol S.A.
La Amarga Chica	Neuquén	50.00%	YPF
La Calera	Neuquén	50.00%	Pluspetrol S.A.
Lindero Atravesado	Neuquén	37.50%	Pan American Energy LLC
Loma Campana	Neuquén and Mendoza	50.00%	YPF
Loma del Molle	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Magallanes	Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Enap Sipetrol Argentina S.A.
MLO 123	Argentine Government	37.50%	Total Austral S.A.
Narambuena (1)	Neuquén	50.00%	YPF
Pampa Yeguas I	Neuquén	50.00%	ExxonMobil Exploration Argentina S.R.L
Rincón del Mangrullo	Neuquén	50.00%	YPF
Rio Neuquén	Neuquén	33.33%	YPF
San Roque	Neuquén	34.11%	Total Austral S.A.
Yacimiento La Ventana - Río Tunuyán	Mendoza	70.00%	YPF

(1)	See Note 34.b).

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30.	SHAREHOLDERS’ EQUITY

The Company’s capital as of December 31, 2022, is 3,915 and 18 treasury shares represented by 393,312,793 book-entry shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of $ 10 and 1 vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of December 31, 2022, there are 3,764 Class A outstanding shares. As long as any Class A share remains outstanding, the affirmative vote of Argentine Government will be required for: (i) mergers; (ii) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid; (iii) transfers of all the YPF’s production and exploration rights; (iv) the voluntary dissolution of YPF; or (v) change of corporate and/or tax address outside the Argentine Republic. Items (iii) and (iv) will also require prior approval by the Argentine Congress.

Until the enactment of Law No. 26,741 detailed in the next paragraphs, Repsol S.A. (“Repsol”) had a participation in the Company, directly and indirectly, of 57.43% shareholding while Petersen Energía S.A.U. and its affiliates exercised significant influence through a 25.46% shareholding of YPF’s capital stock.

Law No. 26,741 enacted on May 4, 2012, changed YPF’s shareholding structure declared the class D Shares of YPF owned by Repsol as national public interest and subject to expropriation representing 51% of YPF’s equity. In addition, Law 26,741 declared that achieving self-sufficiency in the supply of hydrocarbons as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, shall be considered of national public interest and a priority for Argentina, with the goal of guaranteeing socially equitable economic development, job creation, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the provinces and regions. The shares subject to expropriation were distributed as follows: 51% for the Argentine federal government and 49% for certain Provinces.

During the fiscal years ended December 31, 2022 and 2020, the Company has repurchased 1,888,798 and 737,378 of its own shares issued for an amount of 28 and 6, respectively, for purposes of compliance with the share-based benefit plans (see Note 37). During the fiscal year ended December 31, 2021, the Company has not repurchased its own shares.

31.	EARNINGS PER SHARE

The following table shows the net income and the number of shares that have been used for the calculation of the basic and diluted earnings per share:

	2022	2021	2020
Net profit / (loss)	2,228	26	(1,004)
Average number of shares outstanding	392,719,453	392,792,602	392,555,569
Basic and diluted earnings per share	5.67	0.07	(2.56)

Basic and diluted earnings per share are calculated as shown in Note 2.b.13).

32.	ISSUES RELATED TO MAXUS ENTITIES

32.a) Legal proceedings

32.a.1) Introduction

At the time of its acquisition by YPF in 1995, Maxus Energy Corporation (“Maxus”) and certain of its subsidiaries (including Tierra Solutions, Inc. (“TS”), Maxus International Energy Company (“MIEC”), Maxus (US) Exploration Company (“MUSE”) and Gateway Coal Company (“Gateway”) and together with Maxus, TS, MIEC and MUSE, the “Maxus Entities”), would have certain liabilities related to former operations of a previous Maxus subsidiary: Diamond Shamrock Chemicals Company (“Chemicals”). In 1986, Maxus sold Chemicals to Occidental Chemical Corporation (“Occidental”), and in connection with that sale agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals prior to September 4, 1986, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to that date. Mainly as a result of such indemnity obligation, the Maxus Entities have been involved in various administrative and judicial proceedings of an environmental and contractual nature in the United States, as described in Note 32.a.2).

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32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

In June 2016, each of the Maxus Entities filed a voluntary petition under Chapter 11 of the Bankruptcy Code of the United States (“United States Bankruptcy Code”) with the United States Bankruptcy Court of the District of Delaware (“Bankruptcy Court”), which had the effect of staying the cross-claims described in Note 32.a.2.ii). In December 2016, as part of their reorganization process, the Maxus Entities, in their capacity as debtors, filed their proposed plan of liquidation (“Liquidation Plan”) in accordance with the United States Bankruptcy Code. In March 2017 the Maxus Entities and the creditors committee of the Maxus Entities (“Creditors Committee”) filed their alternative proposed plan of liquidation (“Alternative Plan”) under the United States Bankruptcy Code, which contemplated, among other matters, the creation of a liquidating trust (“Liquidating Trust”) and the cancellation of the equity participations of YPF Holdings and YCLH Holdings, Inc (“YCLH Holdings”, formerly CLH Holdings, Inc.) in the Maxus Entities. The Bankruptcy Court approved the Alternative Plan in May 2017, which was confirmed and became effective in July 2017.

In June 2018, the Liquidating Trust filed a lawsuit with the Bankruptcy Court against YPF, YPF Holdings, YCLH Holdings and YPF International (collectively, the “YPF Defendants”), as well as other entities not related to the YPF Defendants, claiming alleged damages in an amount up to 14,000, on the basis of allegations of fraudulent transfers and alter ego liability of the YPF Defendants in connection with corporate restructuring transactions of the Maxus Entities. Throughout the 1990s and 2000s decades, certain restructuring transactions were carried out in respect of the international operations of the Group, including certain operations by the companies that currently make up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of such international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable, and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of their liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants reject these allegations made by the Liquidating Trust for considering them without merit and have obtained a partial summary judgment decision from the Bankruptcy Court in their favor, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust related to the alleged alter ego damages, as described in Note 32.a.4). The YPF Defendants will continue defending themselves in compliance with applicable legal procedures and available defenses.

32.a.2) Background to the Reorganization Process of the Maxus Entities under the United States Bankruptcy Code

As described in Note 32.b), following the petition filed by the Maxus Entities with the Bankruptcy Court under the United States Bankruptcy Code in June 2016, YPF Holdings is no longer able to exercise its power over such entities to significantly influence on their operations and results. As a result, as of the filing date by the Maxus Entities under Chapter 11 of the United States Bankruptcy Code, the Company only has access to information regarding administrative and judicial proceedings against the Maxus Entities that is published by the competent authorities and/or that is publicly filed by the parties involved in such proceedings, including information published by the United States Environmental Protection Agency (“EPA”).

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32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

The development of these administrative and judicial proceedings was relevant to the Company in light of the Liquidating Trust’s request to the Bankruptcy Court that the YPF Defendants be found liable for all liabilities and contingencies of the Maxus Entities, including those that might eventually arise in the future as a result of such proceedings (“all liabilities” theory). However, as described in Note 32.a.4), on June 22, 2022, the Bankruptcy Court granted partial summary judgment in favor of the YPF Defendants, rejecting the “all liabilities” theory (liability for all liabilities and contingencies of the Maxus Entities) proposed by the Liquidating Trust relating to the alleged alter ego damages. In rejecting the “all liabilities” theory, the Bankruptcy Court agreed with the YPF Defendants that the alleged alter ego damages required evidence of causation and, therefore, the Liquidating Trust must prove that the claimed damages were caused by the alleged alter ego conduct. As a result, as the potential liability of the YPF Defendants would be limited to the alleged damages caused by them to the Maxus Entities, and not to the liabilities and contingencies of the Maxus Entities generally, this Note 32.a.2) presents a summary of the background to the Maxus Entities’ filing with the Bankruptcy Court solely for the purposes of setting forth the historical context of this claim, and such summary does not represent and should not be construed as an exhaustive presentation of the ongoing administrative and judicial proceedings and claims against the Maxus Entities.

32.a.2.i) Environmental administrative matters

In 1986 at the time of the sale of Chemicals to Occidental, TS (formerly Chemical Land Holdings, Inc.) owned a chemical plant located on Lister Avenue in Newark, New Jersey, on the banks of the Passaic River. The plant allegedly discharged chemicals that contaminated the area surrounding the plant (“Lister Site”), the Passaic River and Newark Bay. After the sale and up to the date the Maxus Entities filed the petition for reorganization with the Bankruptcy Court in June 2016, the plant in the Lister Site continued to be owned by TS. Occidental alleges that under the sale agreement, Maxus would have made itself liable to indemnify Occidental for all environmental liabilities related to the Lister Site, the Passaic River and the Newark Bay that may be Chemicals’ or Occidental’s responsibility. Throughout the 1990s and subsequently, the EPA, the New Jersey Department of Environmental Protection (“Department of Environmental Protection” or “DEP”), and the National Oceanic and Atmospheric Administration (“NOAA”) initiated several administrative proceedings against Occidental, the Maxus Entities, and various other entities in connection with the study and remediation of environmental liabilities located at the Lister Site, the Passaic River, and Newark Bay, which gave rise to, among others, those mentioned below:

-	2014 Feasibility Study and 2016 Record of Decision (“ROD”) issued by the EPA for the environmental remediation of the lower 8.3 miles of the Passaic River;
-	Removal actions next to the Lister Site undertaken by TS under the 2008 consent agreement with the EPA;
-

2019 remedial investigation report for the lower 17 miles of the Passaic River, 2020 feasibility study for the lower 17 miles of the Passaic River, and 2021 ROD issued by the EPA for the upper 9 miles of the Passaic River;

-	Feasibility study for the Newark Bay and parts of the Hackensack, Arthur Kill and Kill van Kull rivers.

As of the date of issuance of these consolidated financial statements, certain administrative proceedings are still in progress.

32.a.2.ii) Legal proceedings in the courts of New Jersey for the Passaic River

In relation to the alleged contamination in the Passaic River, Newark Bay, other nearby waterways and surrounding areas, in 2005 the DEP sued Maxus, TS, YPF, YPF Holdings, YCLH Holdings, Repsol and other companies, including Occidental (later adding YPF International), before the New Jersey Court seeking remediation of natural resources damages and punitive damages and other matters. The defendants made responsive pleadings and filings.

In 2008 Occidental filed cross-claims before the New Jersey Court alleging that under Chemicals’ sale agreement, Maxus would be liable to indemnify Occidental for the damages that the DEP claimed from Occidental, and that YPF, YPF Holdings, YCLH Holdings and Repsol (later adding YPF International) were also liable for such damages as they had received fraudulent transfers from Maxus and/or were Maxus’ alter ego. The defendants rejected these allegations and asserted appropriate defenses.

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32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

In 2013 the DEP entered into a proposed settlement agreement with YPF, YPF Holdings, YPF International, YCLH Holdings, Maxus and TS (“Settlement Agreement”). The proposal of the Settlement Agreement, which did not imply endorsement of facts or rights and presented only for conciliatory purposes, was subject to an approval process, publication, comment period and approval by the New Jersey Court. According to the terms of the Settlement Agreement, the DEP would agree to release certain claims related with environmental liabilities within a geographic area of the Passaic River initiated against YPF, YPF International, YPF Holdings, YCLH Holdings, Maxus and TS, recognizing a limited liability of up to 400 collectively, for these and other participants in the litigation if they are found responsible. In return, Maxus would make cash payment of 65 at the time of approval of the Settlement Agreement.

Simultaneously, Repsol reached a settlement agreement with the DEP, agreeing to pay 65 (and subject to the same 400 limitation described above).

In 2013, the New Jersey Court approved the Settlement Agreement and, on February 10, 2014, in compliance with the Settlement Agreement, Maxus made a deposit of 65.

Additionally, on December 16, 2014, the New Jersey Court approved the settlement agreement whereby the DEP agreed to settle all claims against Occidental related to the environmental liabilities within a specific geographical area of the Passaic River, in consideration for the payment of 190 and a sum amounting up to 400 to reimburse the State of New Jersey in the event it is required to pay a percentage of the costs for future remedial actions in accordance with the United States Federal Comprehensive Environmental Response, Compensation and Liability Act.

Following the signing of the aforementioned settlement and compromise agreements, the cross-claims between the defendants (Occidental, Maxus, TS, YPF, YPF International, YPF Holdings, YCLH Holdings and Repsol) were pending resolution by the New Jersey Court.

However, such cross-claims were stayed as of June 17, 2016, when Maxus, TS, and other affiliated companies each filed a voluntary petition under Chapter 11 with the Bankruptcy Court, as described in Note 32.a.3). On June 28, 2016, at Occidental’s request, the New Jersey Court transferred all remaining claims in the Passaic River litigation from the New Jersey Court to the Bankruptcy Court.

32.a.3) Reorganization Process under Chapter 11 of the United States Bankruptcy Code

On June 17, 2016, each of the Maxus Entities filed a voluntary petition under the United States Bankruptcy Code with the United States Bankruptcy Court. In this context, the Maxus Entities entered into an agreement (the “2016 Agreement”) with YPF, YPF Holdings, YCLH Holdings, YPF International and YPF Services USA Corp (“YPF Services”), (together, the “YPF Entities”), to settle all of the Maxus Entities’ claims against the YPF Entities, including any alter ego claims which, in the YPF Entities’ opinion, have no merit.

The 2016 Agreement provided for: (i) the granting of a year-long loan by YPF Holdings for an amount of up to 63.1 (“DIP Loan”) to finance the Maxus Entities’ activities during a bankruptcy case, and (ii) a payment of 130 to the Maxus Entities (“Settlement Payment”) for a release of all claims that the Maxus Entities might have against the YPF Entities.

On December 29, 2016, the Maxus Entities filed with the Bankruptcy Court their proposed Liquidation Plan under the United States Bankruptcy Code. The Plan foresaw a 130 Settlement Payment under the 2016 Agreement and provided that, if the 2016 Agreement was approved, portions of the 130 Settlement Payment would be deposited into (i) a liquidating trust for distribution to creditors and (ii) an environmental response trust for use in remediation. Moreover, if the Liquidation Plan were approved, the 2016 Agreement with the Maxus Entities would likely be confirmed and the claims against the YPF Entities, including the alter-ego claims, would be settled and released in exchange for the 130 Settlement Payment.

The Liquidation Plan, however, provided for certain contingencies should the Bankruptcy Court not approve the 2016 Agreement. In that scenario, the Maxus Entities’ claims against YPF Entities, including the alter-ego claims, would be transferred into a liquidating trust.

On March 28, 2017, the Maxus Entities and the Creditors Committee submitted the Alternative Plan, which did not include the 2016 Agreement with the YPF Entities.

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32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

Under the Alternative Plan, the Liquidating Trust may submit alter ego claims and any other claim belonging to the insolvent’s estate against the Company and the YPF Entities. The Liquidating Trust would be financed by Occidental in its capacity as creditor of the Maxus Entities. As such Alternative Plan did not contemplate the implementation of the originally submitted 2016 Agreement, on April 10, 2017 YPF Holdings sent a Note giving notice that this situation constituted an event of default under the DIP Loan. By the approval of the financing offered by Occidental under the Alternative Plan, the Bankruptcy Court ordered the return of the outstanding amounts (12) under the terms of the DIP Loan, which were subsequently returned to YPF Holdings.

On May 22, 2017, the Bankruptcy Court issued an order confirming the Alternative Plan submitted by the Creditors Committee and the Maxus Entities, which became effective as of July 14, 2017. Through the Alternative Plan the Liquidating Trust was created, which brought in 2018 the complaint referred to in Note 32.a.4) hereafter.

32.a.4) Claim of the Liquidating Trust

On June 14, 2018, the Liquidating Trust filed a lawsuit against the YPF Defendants and other companies not related to the YPF Defendants (Repsol Exploración, S.A., Repsol USA Holdings Corp, Repsol E&P USA, Inc., Repsol Offshore E&P USA, Inc., Repsol E&P T&T Limited, and Repsol Services Co. (collectively, the “Repsol Defendants”)) before the Bankruptcy Court, claiming alleged damages of up to 14, on the basis of allegations of fraudulent transfers and liability of the YPF Defendants as the Maxus Entities’ alter ego (“Liquidating Trust’s Claim”). As described above, throughout the 1990s and 2000s decades, several restructuring operations were carried out in respect of the international operations of the Group, including operations of companies that today make up the Maxus Entities’ group, which were carried out in the ordinary course of business with the legitimate objective of achieving greater efficiencies in the management of the Group’s international operations. For its part, the Liquidating Trust alleges that (i) these restructuring transactions constitute fraudulent transfers for which the YPF Defendants are liable and (ii) the YPF Defendants are an alter ego of the Maxus Entities and are responsible for all of the Maxus Entities’ liabilities, including the environmental liabilities described in Note 32.a.2.i). The YPF Defendants rejected such allegations and filed a motion to dismiss the Liquidating Trust’s Claim (“Motion to Dismiss”).

Between October 19, 2018 and January 22, 2019, several procedural actions were completed in connection with the Motion to Dismiss. Similarly, during that period, the Repsol Defendants also filed a motion requesting that the Bankruptcy Court dismiss the Liquidating Trust’s Claim. On February 15, 2019, the Bankruptcy Court denied both motions.

On March 1, 2019, the YPF Defendants filed an appeal of the order dated February 15, 2019, rejecting the Motion to Dismiss. The appeal was denied by the Delaware District Court on September 12, 2019 and the parties proceeded to the discovery process.

While the aforementioned appeal was still being heard, on April 1, 2019, the YPF Defendants on one hand, and the Repsol Defendants, on the other hand, answered the complaint initiated by the Liquidating Trust.

Within the framework of the Liquidating Trust’s Claim, during 2019 and 2020 court activity focused on (i) the filing of motions to withdraw the reference, the purpose of which is to have a matter handled by a bankruptcy court be transferred to an ordinary court of the respective district, (ii) the discovery process, (iii) the filing of a motion to disqualify against the attorneys of the Liquidating Trust, and (iv) the definition of procedural stages.

On March 23, 2020, the District Court for the District of Delaware rejected the motions to withdraw the reference raised by the YPF Defendants and the Repsol Defendants.

With regard to the discovery process, the judicial activity mainly included proceedings related to the definition of the documentary and testimonial evidence to be produced in the process. The discovery process substantially concluded on October 21, 2021, and the expert discovery process concluded on April 8, 2022.

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32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

With regard to the motion to disqualify the attorneys of the Liquidating Trust, on December 19, 2020, the YPF Defendants filed a Motion to Disqualify White & Case LLP as legal representatives of the Liquidating Trust based on the Company’s understanding that such law firm might be prevented from acting in such capacity by virtue of conflicts of interest arising from the incorporation to the firm of attorney-at-law Jessica Boelter, former partner of the firm Sidley Austin LLP and member of the team of attorneys that advised the YPF Defendants in this process.

On April 6, 2021, the Bankruptcy Court denied such motion for disqualification, a decision that was appealed by the YPF Defendants before the Court of Appeals for the Third Circuit.

On September 9, 2022, the Court of Appeals for the Third Circuit issued a decision affirming the Bankruptcy Court’s decision dismissing the motion for disqualification.

On March 16, 2022, the Liquidating Trust filed a motion for partial summary judgment on certain of its claims against the YPF Defendants and the Repsol Defendants. That motion did not request the entry of a monetary judgment at that time, acknowledging that certain issues should be resolved at trial.

On April 27, 2022, the YPF Defendants and the Repsol Defendants filed their motions for summary judgment as well as their respective objections to the motion for summary judgment filed by the Liquidating Trust.

On June 13, 2022, a hearing was held before the Bankruptcy Court for the presentation of the oral arguments related to motions for summary judgment. On June 22, 2022, the Bankruptcy Court rejected the motion for summary judgment filed by the Liquidating Trust stating, among other considerations, that there are relevant matters of fact in dispute that should be settled at the trial stage. The Bankruptcy Court also partially granted summary judgment in favor of the YPF Defendants rejecting the “all liabilities” theory (responsibility for all Maxus Entities’ liabilities and contingencies) proposed by the Liquidating Trust in relation to the claimed alter ego damages. Upon rejecting the “all liabilities” theory proposed by the Liquidating Trust, the Bankruptcy Court concurred with the YPF Defendants that the damages claimed by alter ego require evidence of causality, and, therefore, the Liquidating Trust will have to prove that the damages claimed were caused by the purported alter ego behavior. The Bankruptcy Court also stated that the liability for the alleged alter ego behavior of the YPF Defendants and the Repsol Defendants is an issue that has to be first settled at the trial stage before the amount of damages, if any, can be analyzed.

On September 30, 2022, the Bankruptcy Court confirmed the dates proposed by the parties for trial during the months of March and April 2023. On January 3, 2023, the parties jointly requested a stay of all deadlines and suspension of trial dates, with new trial dates to be held for the period between June 19, 2023, and July 31, 2023. The Bankruptcy Court granted the request that same day. The judgment issued by the Bankruptcy Court at the end of the trial phase may be appealed by the parties, and the appeal may cover the issues decided both in summary judgment and in trial.

As the process moves forward and given the complexity of the claims and the evidence that may be produced by the parties, the Company will continue analyzing the status of the case and its potential impact on the Group’s results and financial position. The Company, together with the YPF Defendants, will continue defending itself in compliance with applicable legal procedures and available defenses.

32.b) Accounting matters

In connection with the petition filed with the Bankruptcy Court under the United States Bankruptcy Code by the Maxus Entities on June 17, 2016, as described in Note 32.a.2), the Company considered this an event that required reconsideration of whether the consolidation of the Maxus Entities remained appropriate. In order to carry out this analysis, the Company followed the guidelines established in IFRS 10 “Consolidated Financial Statements” to reassess whether it maintained control over the activities of the Maxus Entities. This analysis, in accordance with IAS 8, was complemented by the criteria set forth in the United States Standard ASC 810 published by the FASB, the principles of which are consistent with IFRS 10, but addresses in more detail the issues related to the consolidation of entities that file a reorganization proceeding under the United States Bankruptcy Code.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

32.	ISSUES RELATED TO MAXUS ENTITIES (cont.)

Generally, when an entity files a reorganization petition under the United States Bankruptcy Code, shareholders do not maintain the ability to exercise the power to make decisions that have a significant impact on the economic performance of the business of entities because that power is usually subject to Bankruptcy Court approval.

The petition filed by the Maxus Entities under the United States Bankruptcy Code had relevant effects on the rights of YPF Holdings as a shareholder of these entities, because creditors of the bankruptcy process (the “Creditors”) replaced the shareholders in their legal capacity to file derivative suits against the directors on behalf of the Maxus Entities for breach of the Debtors’ fiduciary obligations, since the Creditors would be the main beneficiaries in any increase in value of these entities. However, at the time of the voluntary filing of the reorganization petition under the United States Bankruptcy Code, it should be noted that YPF Holdings retained its right to designate directors of the Maxus Entities through shareholders’ meetings, unless the Bankruptcy Court orders otherwise. In addition, the bankruptcy cases filed with the Bankruptcy Court also affected the responsibilities and functions of the board of directors and management of each of the respective Maxus Entities. Each of the Maxus Entities had become a “debtor in possession” and, in accordance with the United States Bankruptcy Code, remained in possession of its property and, subject to certain limitations, was authorized to carry out its normal operations, unless the United States Bankruptcy Court ordered otherwise. Even so, during the United States Bankruptcy Code’s cases, the directors of the Maxus Entities do not have absolute discretion, since any decision outside the ordinary course of business of the Maxus Entities will be subject to the approval of the Bankruptcy Court.

Likewise, on November 8, 2016, the Maxus Entities amended their by-laws in order to give greater discretion to the independent directors.

Additionally, the Alternative Plan approved by the Bankruptcy Court was confirmed and became effective in July 2017, pursuant to which the equity participations of YPF Holdings and YCLH Holdings in the Maxus Entities were cancelled, and, accordingly, these companies ceased having any participation in the Maxus Entities.

In view of the foregoing, the Company understands that it is no longer able to exercise its power over the Maxus Entities to significantly influence on the Maxus Entities’ operations and results, a necessary condition established by IFRS 10 to establish the existence of an effective financial control and therefore, on June 17, 2016, it proceeded to deconsolidate the investments of the Maxus Entities.

33.	CONTINGENT ASSETS AND LIABILITIES

The Group has the following contingencies and claims, individually significant, which in the opinion of the Company and its external counsels, have a possible outcome. Based on the information available to the Group, including the amount of time remaining before conclusion of pending lawsuits, the results of evidence discovery and the assessment of internal and external advisors, the Group is unable to estimate the reasonably possible loss or range of loss in relation to certain matters described in section 33.b).

33.a) Contingent assets

The Group has no significant contingent assets.

33.b) Contingent liabilities

33.b.1) Environmental claims

•	Asociación Superficiarios de la Patagonia (“ASSUPA”)

ASSUPA sued the companies operating exploitation concessions and exploration permits in the different basins (Neuquina Basin in 2003, Northwest Basin in 2010, and San Jorge and Austral Basins in 2012), YPF among them, claiming the remediation of the general environmental damage purportedly caused by hydrocarbon activities. In addition, it requested the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future.

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33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

Concessionary companies in the Neuquina basin areas

The claim was answered by YPF and the rest of the sued parties. Following several proceedings, on December 30, 2014, the CSJN issued 2 interlocutory judgments. The first judgment declared that all environmental damages related to local and provincial situations were outside the scope of its original competence, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its venue. In the second judgment, the Court rejected the petition filed by ASSUPA to incorporate Repsol SA and the directors who carried their activities in YPF until April 2012 as a necessary third party. The Court also rejected precautionary measures and other proceedings related to such request.

As a result of such decision, a preventive action has been filed by an individual to prevent future damages and reduce presumed damages, an action for repair of damages consisting of the comprehensive remediation of collective damages allegedly caused by the hydrocarbon activity undertaken by YPF in the Province of Neuquén. In such action, YPF answered the claim and requested that the National Government, the Provincial Government and other oil companies in the area be summoned to appear.

Concessionary companies in the Northwest Basin areas

On December 1, 2014, YPF was notified of the complaint and moved for the suspension of procedural deadlines due to notification defects, which motion was granted by the Court. On April 19, 2017, YPF was notified of the Court order resuming procedural deadlines and timely filed a challenge for legal defect, together with other the co-defendants. The court ordered those terms to answer the complaint be stayed until a final order is rendered on the defense based on a legal defect.

Concessionary companies in the Golfo San Jorge Basin areas

YPF filed a legal defect exception. Based on such filing the court ordered the suspension of the terms to answer the complaint. The terms will continue to be suspended until a final decision is made and submitted by the Company, which will be resolved when notice of process has been served on, and the complaint has been answered by, all the defendant companies. On February 8, 2021, the judge declared the incompetence of the federal justice in the case, understanding that the existence of an interjurisdictional damage to justify it had not been demonstrated. On March 29, 2021, the Court of Appeals confirmed the first instance judgment. This decision has not been appealed by the plaintiff, and therefore is a final and conclusive judgment.

On May 3, 2021, ASSUPA requested the Public Prosecutor’s Office to investigate the possible commission of criminal offences, and demanded that the Prosecution Unit for Investigations of Environmental Crimes (“UFIMA”, by its acronym in Spanish) be involved in the investigation to provide assistance in the matter of its jurisdiction, elaborating investigation strategies and/or defining courses of action for the investigation of the offenses claimed. Besides, it requested the referral of the case to the provincial courts for the continuation of the case, which generated the creation of a new case file. On September 9, 2021, the judge declared his lack of jurisdiction given the absence of interjurisdictional damages.

On May 14, 2021, the judge rejected ASSUPA’s request to refer the case to the provincial courts considering it inadmissible but informed that the proceedings would remain at the disposal of the judicial or administrative authorities at their request, as instrumental evidence.

Concessionary companies in the Austral Basin areas

On November 2, 2015, YPF was notified of the claim and requested the suspension of procedural deadlines due to notification defects. This suspension was granted by the Court and following several incidents with different codefendants and parties summoned to appear, on June 23, 2020, the judge ordered a new notification with the transfer of the case. The decision was appealed by the plaintiff.

On May 12, 2021, the case was submitted to the Federal Contentious Administrative Court of Appeals to decide on the plaintiff’s appeal on the interlocutory judgment dated June 23, 2020, in which the judge decided to sustain the claim filed by YPF, among other co-defendants, ordering the transfer of the case. On November 8, 2022, the Federal Contentious Administrative Court ratified the decision of the Lower Court the complaint to be served again.

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33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

•	Dock Sud, Río Matanza, Riachuelo, Quilmes and Refinería Luján de Cuyo

In 2006, a group of neighbors of Dock Sud, Province of Buenos Aires, sued 44 companies, including YPF, the Argentine Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the CSJN, seeking remediation and indemnification for environmental collective damages to the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbors of the Dock Sud area, filed 2 additional environmental claims, one of which was desisted in relation to YPF, while the other claim seeks remediation and indemnification for collective environmental damages to the Dock Sud area and individual property damages allegedly suffered by several companies located in that area, including YPF, the Province of Buenos Aires and several municipalities. Currently, it is not possible to reasonably estimate the outcome of these complaints, nor is it possible to estimate the resulting associated legal fees and expenses. YPF has the right to be indemnified and held harmless by the Argentine Government for events and claims prior to January 1, 1991, under Law No. 24,145 and Decree No. 546/1993.

Through its judgment dated July 8, 2008, the CSJN:

-

Determined that the Authority of the Matanza Riachuelo Basin (“ACUMAR”) (Law No. 26,168) should be in charge of executing the program for environmental remediation of the basin, being the Argentine Government, the Province of Buenos Aires and the City of Buenos Aires responsible for its performance; delegated to the Federal Lower Court of Quilmes the knowledge of all the matters concerning the execution of the remediation and sanitation; declared that all the litigations related to the execution of the remediation plan will be accumulated and be processed by this court and that this process produces lis pendens relating to the other collective actions seeking the environmental remediation of the basin, which should be archived. YPF was notified of certain resolutions issued by ACUMAR, whereby the Company was required to present an industrial reconversion plan in connection with certain YPF installations. Despite the appeal by the Company of the aforementioned resolutions, the plan was still presented.

-	Decided that the proceedings to determine liabilities arising from past behaviors to repair the environmental damage will continue being heard by that Court.

In addition to the comments included in Note 16.a.4) related to environmental claims in Quilmes, the Company has other judicial and non-judicial claims against it, based on similar arguments.

On the other hand, the monitoring works carried out routinely by YPF have allowed YPF to detect a certain degree of environmental impact on the subsoil within the vicinity of the Luján de Cuyo refinery, which led to the implementation of a program for the survey, assessment and remediation of liabilities, agreed by the Company with the enforcement agencies of the Province of Mendoza, which costs have been provisioned in the Group’s environmental remediation program.

Regarding the environmental damage to the aquifer surrounding the Refinery, a detailed research plan was conducted in order to define, analyze risks and implement mitigating actions. Thereafter, a remediation engineering plan was developed which is currently being implemented. Remediation follow-up is carried out under the supervision and with the assistance of Instituto Nacional del Agua (“INA”) and local authorities.

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33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.2) Contentious claims

•

Petersen Energía Inversora, S.A.U. and Petersen Energía, S.A.U. (collectively, “Petersen”) – Eton Park Capital Management, L.P., Eton Park Master Fund, LTD. and Eton Park Fund, L.P. (collectively, “Eton Park”)

Judicial process in New York

Plaintiffs in these proceedings are Petersen and Eton Park, both of which previously held American Depositary Receipts (ADRs) evidencing American Depositary Shares (ADSs) representing YPF Class D shares. Petersen filed its complaint on April 8, 2015 and Eton Park filed its complaint on November 3, 2016. Both complaints were filed before the United States District Court for the Southern District of New York (the “District Court”), and against the Republic of Argentina (the “Republic”) and YPF. The complaints make allegations related to the Republic’s intervention in YPF in 2012 and the Republic’s subsequent expropriation of a controlling interest in YPF held by Repsol (see Note 30). Petersen and Eton Park allege that the Republic and YPF breached purported obligations contained in the Company’s bylaws. The Petersen case and the Eton Park case were deemed to be related cases, are being conducted jointly and were assigned to the same District Court.

On September 8, 2015, before Eton Park had filed its complaint, the Republic and YPF filed motions to dismiss Petersen’s claims. On October 19, 2015 and October 23, 2015, Petersen filed oppositions to the Republic’s and YPF’s motions to dismiss, respectively. On September 9, 2016, the District Court issued a decision partially denying the motions to dismiss. The Company and the Republic appealed this decision, requesting a complete dismissal of the complaint. The Company and the Republic argued that the case should proceed in Argentina, if at all (forum non conveniens). The United States Court of Appeals for the Second Circuit (the “Court of Appeals”) held that the District Court has jurisdiction over this matter. On October 31, 2018, the Company and the Republic appealed this decision to the United States Supreme Court (the “Supreme Court”). On June 24, 2019, the Supreme Court declined to hear the appeal.

On August 30, 2019, the Republic and YPF filed motions to dismiss both the Petersen and the Eton Park cases, once again arguing that the cases should proceed in Argentina (forum non conveniens). On June 5, 2020, the District Court denied these motions to dismiss. The Republic and YPF filed their answers to the Petersen complaint on July 8, 2019 and to the Eton Park complaint on July 10, 2020. On July 13, 2020, the District Court issued an order requiring the parties to proceed with fact and expert discovery. Given the overlap between the Petersen and Eton Park cases, they moved forward jointly and the parties proceeded with consolidated discovery in both cases.

On September 24, 2021, YPF, the Republic, Petersen and Eton Park exchanged initial expert reports, including a plaintiffs’ expert report on damages (“Plaintiffs’ Damages Report”) in the event that YPF and/or the Republic are found liable. YPF has asserted a number of defenses to its liability that it considers robust. If the defenses asserted by YPF are accepted, YPF will not be liable for any damages.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

On December 3, 2021, in response to the Plaintiffs’ Damages Report, YPF and the Republic submitted, together with other expert reports, an expert report to rebut the damages report submitted by the plaintiffs (the “Rebuttal Report”), concluding that there are no damages to Petersen or Eton Park, even if the District Court were to ultimately find YPF and the Republic liable. The Rebuttal Report also concludes that, even if the District Court were to find YPF and the Republic liable and reject their approach, and instead accept the approach proposed by the plaintiffs, the plaintiffs’ methodology for calculating damages is flawed, and includes alternative calculations that correct certain issues in the plaintiffs’ expert’s methodology. Correcting the tender offer notification date assumed by plaintiffs’ expert (for purposes of calculation only) would result in damages estimated at 5,200 (excluding interest and certain ancillary claims) or 3,500 (excluding interest and certain ancillary claims), assuming tender offer notification dates to be April 16, 2012 or May 7, 2012, respectively. If certain additional corrections were to be made to the methodology of the plaintiffs’ expert, including the calculation of damages in Argentine pesos rather than in U.S. dollars, the resulting damages estimates would be 14,400 million pesos (excluding interest and certain ancillary claims) or 14,000 million pesos (excluding interest and certain ancillary claims) (which, for illustrative purposes, if converted at the USD/ARS exchange rate on September 24, 2021, would amount to 146 or 142, respectively). These alternative damages calculations using plaintiffs’ approach, but correcting their flawed methodology, would result in estimated damages amounts that are inconsistent with the amounts estimated in the Plaintiffs’ Damages Report, which are based on assumptions and theories of causation and damages calculations that, in YPF’s view, are not supported by the facts or applicable law. It is important to note that the Rebuttal Report does not constitute an admission of liability or an obligation on the part of YPF or the Republic to pay any damages. If, notwithstanding their robust defenses, YPF and the Republic were to be found liable by the District Court and ordered to pay any damages, YPF would seek to limit its share of any damages awarded.

Expert discovery concluded on April 6, 2022. On April 14, 2022, Petersen and Eton Park (“Plaintiffs”) and YPF and the Republic (“Defendants”) filed opening briefs in support of cross-motions for summary judgment in the Petersen and Eton Park actions. Plaintiffs argue that the District Court should grant summary judgment in their favor on liability and damages as to both YPF and the Republic, and claim total damages of 15,900, comprised of 8,400 in direct damages and 7,500 in ancillary claims and pre-judgment interest calculated through September 24, 2021. Plaintiffs also purport to reserve the right to seek higher damages at trial if summary judgment is denied, which could substantially increase the damages claimed. In their opening briefs, YPF and the Republic each argues that it has no liability and owes no damages to Plaintiffs, and that the District Court should, therefore, grant summary judgment in its favor and dismiss all remaining claims against it. The parties filed opposition and reply briefs on May 26 and June 23, 2022, respectively.

As of June 23, 2022, the parties’ motions for summary judgment were fully submitted for decision by the District Court. Although the parties have asked the District Court to hold a hearing at which they can present oral argument in support of their respective motions, whether or not to permit such argument before deciding the motions is within the District Court’s discretion. As of the date of issuance of these consolidated financial statements, the District Court has not yet ruled on the parties’ requests for oral argument.

According to the latest schedule approved by the District Court, if a trial is necessary after its ruling on the parties’ summary judgment motions, and subject to the District Court’s schedule and other immovable conflicts, trial will begin 115 days after said Court issues its summary judgment ruling. The procedural schedule may be extended or modified by order of the District Court.

As the process moves forward, taking into account the complexity of the claims and the evidence that the parties may present, the Company will continue to reassess the status of the litigation and its possible impact on the results and financial situation of the Group. The Company will continue to defend itself in accordance with the applicable legal procedures and available defenses.

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33.	CONTINGENT ASSETS AND LIABILITIES (cont.)

33.b.3) Claims before the CNDC

•	Claims for fuel sale prices

The Group was subject to certain claims before the CNDC, related to alleged price discrimination in sale of fuels which were timely answered by YPF.

33.b.4) Other claims

Additionally, there are several labor, civil and commercial cases in which the Group has been sued and several claims from the AFIP and provincial and municipal fiscal authorities, not individually significant, which have not been provisioned for, as the Company, based on the evidence available as of the date of issuance of these consolidated financial statements, has considered that they constitute possible contingencies.

34.	CONTRACTUAL COMMITMENTS

34.a) Extension of concessions or exploration permits

In fiscal year ended December 31, 2022, the Group obtained exploitation concessions and exploration permits which include commitments to make certain investments and expenditures and to maintain activity levels. In addition, extensions of certain concessions and permits were obtained, and certain areas were reversed. The most significant agreements, concessions and permits that took place in the year ended December 31, 2022 are described below:

•	Aguaragüe JO Concessions

On February 3, 3023, YPF signed a Memorandum of Agreement with the Province of Salta under which, among other conditions: (i) the terms of the exploitation concessions of the areas Sierras de Aguaragüe, Campo Durán - Madrejones, Río Pescado and San Antonio Sur were extended for 10 years from the expiration date of their original terms; and (ii) the La Bolsa area was reverted from the date of the concession’s original expiration and (iii) investments of up to 14.2 were committed. As of the date of issuance of these consolidated financial statements, the ratification of the subscription of the Agreement by the Province of Salta is pending.

•	Letter of Intent with the Province of Santa Cruz

In 2012, YPF entered into a Memorandum of Agreement with the Province of Santa Cruz, approved by Provincial Law No. 3,295, which extended the exploitation concession terms of certain areas by 25 years from the expiration of their original terms, under which YPF undertook to execute an investment plan in such concessions.

On August 1, 2022, YPF signed a Letter of Intent with the Province of Santa Cruz under which, among other things, the following was agreed: (i) to modify the schedule and allocation of certain outstanding investments under the Memorandum of Agreement; (ii) to recognize an indemnification amount of 10.23 in favor of the Province to be applied to social investment projects agreed between YPF and the Province; (iii) to increase the investment plan undertaken by YPF under the Memorandum of Agreement in an amount of 100; and (iv) to a apply a maximum royalty of 7.5% to production from tertiary recovery projects that were submitted to the Province. On September 27, 2022, Law No. 3,802 was published in the BO of the Province of Santa Cruz, whereby the Letter of Intent was approved by the Legislature of the Province.

•	Cerro Manrique Exploration Permit

On July 12, 2022, by Decree No. 793/2022 issued by the Executive Power of the Province of Río Negro granted YPF access to a second exploratory period in the Cerro Manrique area for a term of two years.

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34.	CONTRACTUAL COMMITMENTS (cont.)

•	Letter of intent with the Province of Mendoza

On July 26, 2021, YPF signed a Letter of Intent with the Province of Mendoza, whereby, among other things, the parties, subject to the compliance of certain conditions and obtaining the respective approvals, agreed as follows: (i) to migrate production from secondary to tertiary recovery in certain areas owned by YPF; (ii) the Province will proceed to grant a royalty rate reduction, applicable to hydrocarbons produced by tertiary recovery wells; (iii) in 2022, YPF will start drilling 2 pilot wells in certain areas of its property for the purpose of exploring the Vaca Muerta formation and verifying its technical and economic potential; and (iv) the reversion of Loma de La Mina and Puesto Molina Norte areas, from the date of the original expiration of the concessions.

On August 12, 2021, the Letter of Intent was ratified by Provincial Decree No. 1,117/2021.

On January 4, 2022, YPF was notified of Administrative Decision No. 01/2022, whereby the Province of Mendoza approved the reversion of Loma de La Mina area and its transfer to a new operator.

In June 2022, the reversal process of the concession of the Puesto Molina Norte began. As of the date of issuance of these consolidated financial statements, YPF remains in the area, safeguarding and maintaining the assets and facilities, as required by the Province, until the process is completed.

•	Offshore exploration permits

On April 20, 2022, by SE Resolution No. 250/2022 Equinor Argentina AS (Sucursal Argentina) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over CAN 114 area.

On April 22, 2022, by SE Resolution No 267/2022 Total Austral S.A. (Sucursal Argentina), Equinor Argentina AS (Sucursal Argentina) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over MLO 123 area.

On May 4, 2022, by SE Resolution No. 321/2022 Equinor Argentina AS (Sucursal Argentina) and YPF obtained a 1-year extension of the first exploratory period of the exploration permit awarded over CAN 102 area.

On May 17, 2022, by SE Resolution No. 372/2022 Equinor Argentina BV (Sucursal Argentina), Shell Argentina S.A. (“Shell Argentina”) and YPF obtained a 2-year extension of the first exploratory period of the exploration permit awarded over CAN 100 area.

•	Exploration agreement in the Charagua block (Bolivia)

On July 26, 2017, the agreement with Yacimientos Petrolíferos Fiscales Bolivianos (“YPFB”) to begin the exploration work in Charagua, Bolivia, originally signed in January of 2017, was notarized. Moreover, the plan for exploration and exploitation activities in Bolivian territory was presented.

In October 2017, an agreement was reached regarding the terms for the assignment to YPFB Chaco S.A. of 40% on the Services Contract subscribed with YPFB for the exploration of the block. Moreover, the assignment agreement was executed on January 25, 2018.

On May 25, 2021, Law No. 1,376 was enacted, which approved the amendment to the Oil Services Contract for the exploration and exploitation of the Charagua block executed by YPF E&P and YPFB, whereby YPF E&P assigned 40% of its whole interest and rights and duties under said Agreement to YPFB Chaco S.A. On August 16, 2021 this amendment process was formally completed by the government notarization of the contract.

Should the expected commercial discovery be made, a Mixed Economy Company will be created by YPFB, YPF E&P (indirect subsidiary of YPF) and YPFB Chaco S.A., with an interest of 51%, 29.4% and 19.6%, respectively.

In 2020, the suspension of the deadlines of the first exploratory period was requested due to the COVID-19 health emergency, which was approved by YPFB on January 4, 2021 under DEEA Resolution No.001-2021; extending the expiration of the term to May 26, 2021.

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34.	CONTRACTUAL COMMITMENTS (cont.)

Besides, and given the continuing health emergency caused by the COVID-19 pandemic which caused the suspension of the deadlines of the exploratory period due to a force majeure event, the first phase of the exploratory term was extended to June 4, 2021. Consequently, the second phase of the exploratory period will terminate on June 2023.

34.b) Project investment and assignment agreements

The Group has executed agreements related to investments, acquisitions, and concession of areas. The main characteristics of the most relevant agreements executed in fiscal year ended December 31, 2022, 2021 and 2020 are outlined below.

•	Assignment agreement of CAN 100 exploration permit (offshore) - Block E-1 Reconversion

On October 8, 2019, YPF and Equinor Argentina BV (Sucursal Argentina) executed an agreement whereby Equinor Argentina BV (Sucursal Argentina) woild acquire a 50% interest in the CAN 100 area, while YPF kept a 50% interest in such area. The Agremment would become effective subject to certain conditions precedent.

On April 16, 2020, having met the conditions agreed in the assignment agreement, including the approval of the assignment pursuant to article 72 of the Hydrocarbons Law by the SE, which was granted under Resolution No. 55/2020, the transaction was settled, and therefore YPF assigned its 50% interest in the area and the operation to Equinor Argentina BV (Sucursal Argentina). On April 22, 2020, YPF received 22. In the light of the above, the Group recorded a profit of 22 included in “Other net operating results”.

On January 14, 2021, YPF and Shell Argentina and Equinor Argentina BV (Sucursal Argentina) and Shell Argentina executed both agreements whereby YPF and Equinor Argentina BV (Sucursal Argentina) transferred to Shell Argentina a 15% interest in the area CAN 100, respectively, and therefore YPF kept a 35% interest in such area. The effectiveness of these agreements was subject to certain conditions precedent, including the approval of the assignments by the SE, which was authorized on April 23, 2012. This assignment required the payment by Shell Argentina to YPF of the outstanding price of 5. Besides, on December 14, 2021, Shell Argentina paid YPF an additional amount of 5 given the compliance with certain conditions under the assignment agreement.

•	Agreements for the development of the Chihuído de la Sierra Negra Sudeste - Narambuena area

In April 2014, YPF and subsidiaries of Chevron Corporation (“Chevron”) signed a new investment project agreement for the joint exploration of unconventional hydrocarbons in the Province of Neuquén, within the area known as Chihuido de la Sierra Negra Sudeste – Narambuena. The investment will be undertaken exclusively by, and at the sole risk of, Chevron. The investment was disbursed in two stages and there may be a third stage to be agreed in the future based on the results obtained from the exploration of the area.

To this end, the Company and Chevron executed the necessary agreements to implement the assignment to Compañía de Desarrollo No Convencional S.R.L (“CDNC”) of (i) a 50% share in the Narambuena Exploration Project area and (ii) a 7% legal interest in the Exploitation Concession of Chihuido de la Sierra Negra in the provinces of Neuquén and Mendoza. However, Chevron’s contractual rights are limited to the Narambuena area, as YPF will hold 100% ownership of the conventional production and reserves outside the project area and Desfiladero Bayo field. In 2008, the concession of the area was extended until November 14, 2027.

Stage I was completed in 2018 and Stage II began in April 2018, which was completed in April 2021, with total contributions from the CDNC for Stage I and II amounting to 114.4. In January 2022, Chevron ratified its decision to exercise the option to begin Stage III of the unconventional investment project in Narambuena area.

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34.	CONTRACTUAL COMMITMENTS (cont.)

•	Assigment of Bandurria Sur area

On January 2020, YPF was notified of the acquisition by Shell Argentina and Equinor Argentina AS (Sucursal Argentina) of the entire share package of SPM Argentina S.A. (“SPM”). This assignment required payment by SPM to YPF of the outstanding price of 105. In the light of the foregoing, the Group recorded a profit of 105 included in “Other net operating results”.

On March 5, 2020, YPF executed an agreement assigning to Bandurria Sur Investments S.A. (“BSI”, formerly named SPM), an affiliate of Shell Argentina and Equinor Argentina AS (Sucursal Argentina), an 11% interest in Bandurria Sur area. On April 29, 2020, Decree No. 512/2020 was issued, under which the Province of Neuquén approved the assignment to BSI. On May 14, 2020, YPF and BSI executed the final contracts for the joint exploitation of hydrocarbons in the area, thereby complying with the conditions precedent for the entry into force of the agreement for the assignment of 11% of the unconventional exploitation concession of the area to BSI. Consequently, YPF will continue to be the operator of the area, keeping a 40% interest in the concession, while BSI will have a 60% interest. In the light of the foregoing, as of December 31, 2020, the Group recorded a profit of 65 included in “Other net operating results”.

34.c) Contractual commitments

The Group has signed contracts under which it has agreed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses establishing compensations for the breach of the obligation to receive, deliver or transport the product subject-matter of the contract. The anticipated estimated losses for contracts in progress, if any, considering the compensations mentioned above, have been charged to net profit or loss for the year in which they were identified.

In this respect, the Group has renegotiated certain natural gas export contracts that were affected for regulatory reasons by interruptible and firm natural gas supply contracts in compliance with the natural gas export regulations effective in Argentina at each given time. As of the date of issuance of these financial statements, the Group is performing the activities in compliance with the commitments agreed above. Should the Group fail to comply with those agreements, we could be subject to significant claims, subject to the defenses that the Group might have.

As of December 31, 2022, the exploratory and investment commitments and expenses until the completion of the most significant exploration permits and extension of concessions amount to 4,684.

34.d) Agreement between Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V.

On October 19, 2020, the settlement agreement between YPF and the companies Exmar Energy Netherlands B.V., Exmar Argentina S.A.U. and Exmar N.V. became effective, under which, without recognizing any facts or rights, it was decided to terminate the liquefaction barge charter agreement and the liquefaction services agreement of the Tango FLNG liquefaction barge executed on November 20, 2018, and the termination of the arbitration claims initiated by Exmar Energy Netherlands B.V. and Exmar Argentina S.A.U. against YPF on July 15, 2020 before the London Court of International Arbitration (“LCIA”), and therefore, these companies have no further claims against YPF. As a result of this agreement, the Company paid a total amount of 150, which included a down payment already made of 22 and the balance be paid in 18 monthly installments recognized in “Other liability”, such payments were secured (see Note 34.e)).

As a consequence of this agreement, for fiscal year ended December 31, 2020, the Company recorded a loss of 105 under “Other net operating results”.

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34.	CONTRACTUAL COMMITMENTS (cont.)

34.e) Granted guarantees

As of December 31, 2022, the Group issued bank guarantees for an amount of 6. YPF assumed other commitments for an amount of 259 in relation to compliance with obligations of the companies of the Group, of which 157 were released as of the date of issuance of these consolidated financial statements.

YPF opened a reserve and payment account in New York for holders of Class XVI NOs, whose balance as of December 31, 2022 and 2021 was 160, (with an outstanding amount of 25 to reach the total amount of 185) and 19, respectively, representing 125% of the debt services of NOs to be paid over the next 6 months, in line with existing foreign exchange regulations.

As of December 31, 2020, by the agreement described in Note 34.d), the Company granted Argentine Bonds 2029 and 2030 as security for a nominal value of 290 and OPESSA granted a security in the amount of 30. As of December 31, 2022 such security is completely released.

35. MAIN REGULATIONS

The main regulatory framework under which the Group carries on its business activities is outlined below. However, the purpose of this section is not to provide an exhaustive description of all the regulations governing the Group’s business.

35.a) Regulations applicable to the hydrocarbon industry

35.a.1) Hydrocarbons Law

Law No. 17,319 was enacted on June 23, 1967, and along its effective term, it received numerous amendments, the last one being introduced in 2014 by Law No. 27,007 (the “Hydrocarbons Law”).

The Hydrocarbons Law lays down the principles governing the exploration, exploitation, industrialization, transportation and commercialization of hydrocarbon resources in Argentina. The most relevant aspects of this Law are as follows:

- Liquid and gaseous hydrocarbon reservoirs located in Argentine territory and its continental shelf belong to the Argentine Government or the Provinces, depending on their territorial location. Activities related to hydrocarbon exploration, exploitation, industrialization, transportation and commercialization shall be undertaken by state-owned, private or mixed ownership companies, under the provisions of the Hydrocarbons Law and the regulations issued by the PEN. Besides, these companies shall be registered with the Registry of Oil Companies created under SE Resolution No. 407/2007, under which a technical and financial analysis of those companies is conducted on an annual basis. Companies not so registered are not authorized to undertake activities in oilfields located in argentine territory.

- The terms for exploration permits are set at each call for bids by the enforcement authority, according to the exploration objective (conventional or unconventional). Thus, (i) for conventional exploration concessions, the term is divided into 2 periods of up to 3 years each, plus an optional extension of up to 5 years; (ii) for unconventional exploration, the term is divided into 2 periods of up to 4 years each, plus an optional extension of up to 5 years, i.e., they are granted for a maximum term of 13 years; and (iii) for exploration in the continental shelf and territorial waters, the term is divided into 2 periods of 3 years each, which may be extended for 1 year each.

The terms for exploitation concessions, which shall run from the date the concession is awarded under the respective regulation, shall be as follows: (i) conventional exploitation concession: 25 years; (ii) unconventional exploitation concession: 35 years; and (iii) exploitation concession in the continental shelf and territorial waters: 30 years. Besides, at least one year prior to the expiration of the concession, the holder of the exploitation concession may request an unlimited number of concession extensions, each for a term of 10 years.

- Holders of exploitation concessions may constitute a transportation concession to evacuate their production. Thus, the term for transportation concessions originating from a conventional exploitation concession shall be 25 years, and those originating from an unconventional exploitation concession 35 years, plus the awarded extension terms.

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35.	MAIN REGULATIONS (cont.)

- Holders of an exploration permit and exploitation concession shall pay: (i) annually in advance, a fee per each square kilometer or fraction, according to the scale specified by the PEN; and (ii) a percentage between 12% and 18% of wellhead production of the liquid hydrocarbons extracted by way of royalty, allowing the national or provincial Executive Branch, as appropriate, and as grantors of such concessions, to reduce this rate to five percent (5%) considering the productivity, conditions and location of the wells. In addition, they are subject to federal, provincial and municipal taxes, customs duties on imports and exports, and, during the effective term of the respective permit, to the tax regime established under the Hydrocarbons Law.

- Default on the obligations arising under permits and concessions may cause the expiration of the terms, or the imposition of fines by the enforcement authority, as specified in the Hydrocarbons Law.

Also, title to hydrocarbon resources was transferred by the Argentine Government to the Provinces under the following laws and decisions which amended the Hydrocarbons Law:

- In 1992, Law No. 24,145 approved the transfer of hydrocarbon reserves to the Provinces where they are located.

- In 1994, the Argentine Constitution was amended. Under this amendment, the Provinces were granted the primary control of natural resources within their territories.

- In 2003, under PEN Decree No. 546/2003, the right to award exploration permits and/or exploitation concessions and transportation concessions in certain locations designated as transfer areas, as well as in other areas designated by competent provincial authorities, was transferred to the Provinces.

- In 2007, Law No. 26,197 recognized that hydrocarbon reservoirs, in compliance with article 124 of the Argentine Constitution (including reservoirs for which concessions were awarded prior to 1994) were owned by the Provinces, and granted them right to administer such reservoirs.

35.a.2) YPF Privatization Law

In 1992, Law No. 24,145 (the “Privatization Law”) privatized Yacimientos Petrolíferos Fiscales Sociedad del Estado, YPF’s predecessor company, and decided the transfer of hydrocarbon fields from the Argentine Government to the Provinces, subject to the existing rights of the holders of exploration permits and exploitation concessions. Under the Privatization Law, the Company was awarded exploration permits and exploitation concessions which are the original titles to numerous concessions that are currently operated by YPF.

35.a.3) Hydrocarbon Unconventional Exploitation Concessions (“CENCH”, by its acronym in Spanish) in the Province of Neuquén.

On December 16, 2021, Provincial Decree No. 2,183/21 was published, whereby the Province of Neuquén approved Resolution No. 53/2020, as amended by Resolution No. 142/2021, which regulate the award of CENCH in the province.

The aforementioned Resolutions: (i) established the parameters applicable to the pilot plan to be submitted in order to apply for the CENCH and the technical criteria to define the territorial area of the CENCH; (ii) created the Area Extension Bonus for the area exceeding the pilot plan area; (iii) required the presentation of an annual update of a Continuous Development Plan during the mass production stage, and (iv) specified that commitments undertaken for the year following each presentation and update of the Continuous Development Plan should be firm commitments.

35.b) Regulations applicable to the Downstream segment

35.b.1) Regulation related to Liquid hydrocarbon exports

Exports of crude oil, gasoline and diesel, among other goods, are subject to the registration provided for under Decree No. 645/2002 and Resolution No. E-241/2017 issued by the MINEM, as amended by SSHyC Resolution No. 329/2019.

In order to obtain an export permit, companies interested in exporting these products should enter export transactions in a register and ensure they have given the possibility of acquiring the products to interested potential domestic market agents.

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35.	MAIN REGULATIONS (cont.)

35.b.2) Refined products

Resolution No. 5/2016 issued by the former SRH, which replaced Annex II to SE Resolution No. 1,283/2006, established new specifications for diesel grades 2 and 3 and gasoline, including changes in the content of lead, manganese, oxygen and ethanol, and, more significantly, in relation to sulphur, demanding oil companies to implement a plan to reduce sulphur limits to 50 mg/kg for gasoline grade 2, to 10 mg/kg for gasoline grade 3 and up to 350 mg/kg for diesel grade 2. In order to meet the new specifications, oil companies had to submit to the enforcement authority a detailed schedule of the investment program for the following year.

However, by SE Resolution No. 576/2019, which modified former SRH Resolution No. 5/2016, new specifications were established for gasoline grade 3 and diesel grade 2, and the deadline to meet these new requirements was extended since January 1, 2024. Therefore, the Company is currently reviewing its investment and work execution programs in compliance with this latter Resolution.

35.c) Regulations applicable to the Gas and Power segment

35.c.1) Transportation, distribution and commercialization of natural gas

Law No. 24,076 (the “Gas Law”), which was enacted in 1992, together with its Regulatory Decree No. 1,738/1992, regulate natural gas public transportation and distribution services. The Gas Law also created the ENARGAS to administer and enforce the legal framework adopted for the transportation, distribution and commercialization of natural gas.

Natural gas transmission and distribution systems are divided into 2 main gas pipelines, the Northern and Southern systems, operated by transportation companies and 9 regional distribution companies. These systems operate under the open access principle, whereby natural gas suppliers have access to the available capacity without discrimination. Besides, under the Gas Law, transportation companies are not allowed to buy or sell natural gas (with certain exceptions) and certain forms of cross-ownership among producers, transporters, distributors and sellers is forbidden.

The domestic wholesale demand of natural gas is divided into 4 segments: (i) priority demand supplied by distribution companies (residential demand and other non-industrial users, hereafter the “Distribution”); (ii) thermoelectric generation; (iii) industrial demand; and (iv) compressed natural gas (“CNG”).

Regarding commercialization, the Gas Law provides that prices shall result from the free interaction of supply and demand, and established the right to transfer the acquisition cost of natural gas to users of the distribution system.

However, regulations applicable to natural gas commercialization were affected by the declaration of public emergency under Law No. 25,561 enacted on January 6, 2002 (the “Public Emergency Law” of 2002), the financial crisis of 2001, the end of the convertibility regime and the freezing of transportation and distribution tariffs. Thus, a series of provisional decisions modified the pricing system and the volumes tendered, among which the following stand out: regulations seeking to establish agreements between producers and the SE to ensure offer volumes and an interim process for price reconversion; rules regulating natural gas dispatch which granted powers to redirect injected natural gas and other mechanisms to ensure the supply of the priority demand (Distribution segment).

In 2017, after the Public Emergency Law of 2002 ceased to be effective, a transition process began for the supply of the Distribution segment, which comprised: calling upon producers and ENARSA to reach an agreement on the basic conditions (“Framework Agreement”) for the supply of natural gas effective from January 1, 2018 to December 31, 2019; establishing a mechanism for competitive bidding for the term April 2019-March 2020 and the subsequent renewal (instructed by the SE) of the contracts resulting from the bidding process until the expiration of the term established in article 5 of Law No. 27,541 (the Solidarity Law declaring the public emergency of the energy sector).

From January 1, 2021, since the approval of the Plan GasAr 2020-2024 by Decree No. 892/2020 (see Note 35.d.1)), the demand from the Distribution segment and most of the demand from the thermoelectric generation segment are duly supplied, and therefore, the prices received by producers supplying these segments are established through the bidding process provided for thereunder.

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35.	MAIN REGULATIONS (cont.)

The sale of natural gas to the thermoelectric generation segment is also regulated by former SE Resolution No. 95/2013, article 8, whose effectiveness was reestablished by Resolution No. 12/2019 issued by Ministry of Productive Development, under which CAMMESA has provisionally been assigned the role to acquire and supply fuel without cost to generators which do not have natural gas supply contracts currently in force.

Besides, sales to the industrial sector, as well as to the CNG sector (modified by Decree No.892/2020 and SE Resolution No. 447/2020) are based on the free negotiation between producers or sellers and clients.

Decree No. 1,053/2018

Following the expiration of the Public Emergency Law of 2002 in December 2017, and a few months after the implementation of the transition scheme, which included the agreement on the basic conditions for the supply of the Distribution segment, the performance of the contracts executed under the mentioned agreement was affected by a sharp devaluation of the Argentine Peso in 2018 and by the decision of distributors to pay a natural gas price based on the exchange rate implicit in the tariff scheme approved for the 2018 winter period (lower than the price established under the Framework Agreement and the individual contracts). This triggered a renegotiation process of individual agreements with prices in dollars, which resulted in a reduction in the price of natural gas applicable to the October-December 2018 term, with no agreement being reached regarding the exchange rate differences to be contemplated.

On November 16, 2018, Decree No. 1,053/2018 was published, whereby the Argentine Government decided to take over, with respect to distributors and producers who had adhered to the scheme, the payment of the accumulated daily differences on a monthly basis between the price of natural gas purchased by distributors and the price of natural gas included in the tariff schemes effective from April 1, 2018 to March 31, 2019, in 30 consecutive monthly installments beginning on October 1, 2019.

Besides, this Decree established that since April 1, 2019, contracts between natural gas producers and distributors shall provide that the higher cost due to exchange rate variations shall never be transferred to natural gas full-service users.

On October 25, 2019, YPF adhered to the regime established under such Decree, under which the Argentine Government has only paid the first installment, the remaining unpaid accrued as of the date of issuance of these consolidated financial statements.

On December 14, 2020, Law No 27,591 was published, approving the budget for fiscal year 2021, and overruling Decree No. 1,053/2018.

As of the date of issuance of these consolidated financial statements, the Company filed an administrative claim with the Ministry of Finance for the payment of the second to the eighteenth installment under the regime plus interest.

35.c.2) Exports of natural gas and LNG

Natural gas

Under the Gas Law and its Regulatory Decree, natural gas exports shall be authorized by the PEN, to the extent domestic supply is not affected, and a natural gas export regime was established, which includes firm and interruptible authorizations. During the Public Emergency Period of 2002, Argentine authorities adopted several measures restricting natural gas exports from Argentina.

Besides, since 2016, the natural gas export regime was modified by numerous successive regulations whose final purpose was to safeguard domestic market supply restricting natural gas exports.

Specifically, under former MEyMN Resolution No. 104/2018 and former SGE Resolution No. 9/2018, the “Procedure to Obtain Natural Gas Export Licenses” was established, providing that in order to obtain an export license, the domestic market supply should be secured. This Procedure was later overruled on June 26, 2019 by SGE Resolution No. 417/2019.

At present, natural gas exports are subject to SE Regulation No. 360/2021, which specifies the terms and conditions of the process to award licenses for the export of natural through pipelines, its liquefaction in the country and its subsequent export as LNG.

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35.	MAIN REGULATIONS (cont.)

Specifically, this process contemplates the preference granted under Plan GasAr 2020-2024 and Plan GasAr 2023-2028 (see Note 35.d.1)) to export licensees, which shall enjoy preferential firm export conditions.

LNG

On July 27, 2021, SE Resolution No. 706/2021 was published, which created a registry of LNG operators and regulated export activities. In order to obtain an export permit, LNG exporters are required to register in the respective category and ensure they have offered the possibility to acquire such product to potential domestic market agents which might be interested. Besides, as a requirement to export, they should not have breached any of the obligations established under the Resolution or be delayed in the payment of any fines imposed in relation to such obligations.

The Resolution mentioned above also establishes that the enforcement authority may issue firm LNG export permits for a term of up to 20 years, having previously evaluated that the domestic supply of natural gas would not be affected considering the characteristics of the project and the possible impact on natural gas transportation capacity, at any stage of the production process. This permit may not be subsequently revoked or interrupted to ensure domestic market supply.

35.c.3) Regulatory requirements applicable to natural gas distribution

The Group participates in natural gas distribution through its subsidiary Metrogas.

The natural gas distribution system is regulated by the Gas Law, which together with its Regulatory Decree, other regulatory decrees, the Bidding Terms and Conditions (Pliego), the Transfer Agreement and the License lay down the legal framework for Metrogas’ activities.

The Distribution License, the Transfer Agreement and the regulations issued under the Gas Law establish certain requirements regarding the quality of service, capital investments, restrictions for the transfer and encumbrance of assets, cross-ownership restrictions among producers, transporters and distributors of the natural gas, and the transfer of Metrogas’ shares.

Natural gas distribution tariffs were established in the Distribution License and are regulated by the ENARGAS.

Distribution License

The Distribution License authorizes Metrogas to provide the public distribution service of natural gas for a term of 35 years, renewable upon expiration, on December 28, 2027, for an additional term of 10 years pursuant to the Gas Law based on ENARGAS’ recommendation to the PEN regarding the substantial performance of all its obligations, and the performance of Metrogas in the preceding term.

Upon the expiration of the 35 or 45-year period, as appropriate, the Gas Law requires a new competitive bidding for such License, in which, if Metrogas has performed its obligations, it will have the option to equal the best bid submitted to the PEN by a third party.

Generally, upon the termination of a Distribution License for term expiration, Metrogas will be entitled to a consideration equal to the value of the designated assets or to the amount paid by the successful bidder in a new call for tenders, whichever is lower.

Metrogas has various obligations under the Gas Law, including the obligation to comply with all reasonable service requests within its service area, unless it were uneconomic for the provider, and to operate and maintain its facilities in a safe manner, which may require certain investments to replace or improve the facilities, as established in the Distribution License.

Besides, the Distribution License specifies other obligations of Metrogas, including the provision of a distribution service, maintaining an uninterruptible service, operating the system in a prudent manner, maintaining the distribution network, making the mandatory investments, keeping certain accounting records and providing certain regular reports to the ENARGAS.

The Distribution License may be revoked by the Argentine Government, upon recommendation of the ENARGAS, among other reasons, for serious and repeated failure by Metrogas to meet its obligations and/or total or partial interruptions (attributable to Metrogas) in the uninterruptible service outside the periods stipulated in the Distribution License; for the sale, disposition, transfer and encumbrance of Metrogas core assets (except for encumbrance used to finance extensions and improvements in the gas pipeline system) and in the event of bankruptcy, dissolution or liquidation of Metrogas.

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35.	MAIN REGULATIONS (cont.)

Besides, the distribution License provides that Metrogas will not take over its parent company’s debts or grant credits or encumber assets to secure debts or award any other benefit to its parent company’s creditors.

Tariff schemes and tariff renegotiations

With the enactment of the Under Public Emergency Law of 2002, the legal framework in force applicable to license contracts of public utility companies was affected. This Law provided for the conversion into Pesos of tariffs established in convertible dollars at the exchange rate established under Convertibility Law No. 23,928, the prohibition to adjust tariffs based on any foreign index, including the “U.S. PPI” established under the regulatory framework, and the process for renegotiating the public service contracts awarded by the PEN (including Metrogas Distribution License). The expiration of the Public Emergency Law of 2002 was extended successively until December 31, 2017, together with the terms for renegotiation of licenses and public service concessions.

Under the renegotiation process, on March 30, 2017, Metrogas executed a Memorandum of Agreement with the former MINEM and the Ministry of Finance for the Adjustment of the Natural Gas Distribution License (the “Comprehensive Memorandum of Agreement”), which set out the conditions to adjust the Distribution License and a series of guidelines for the RTI, which included the introduction of non-automatic mechanisms for semi-annual adjustment of the distribution tariff between 5-year tariff reviews (considering variations in prices and service costs). The Integral Tariff Review, ratified by Decree No. 252/2018, comprises the contractual period from January 6, 2002 to the termination of the Distribution License.

Notwithstanding the variables contemplated for the RTIs and tariff adjustment established thereunder, in 2019 the Argentine Government implemented several measures which signifcantly modified the economic and financial equation provided for in the RTIs and in the mandatory investment plans submitted by distribution licensees, which caused a damage to Metrogas. Among the measures generating the most significant changes, thus causing lower revenues stand out, mainly for the deferral of the semi-annual tariff adjustment and higher costs related to the calculation of the UNG.

In consideration of the above, on October 11, 2019 Metrogas filed an administrative claim with the ENARGAS, requesting the review and adjustment of its mandatory investment plan as well as an economic compensation to restore the economic and financial balance, together with the reconsideration of certain regulatory measures. This claim was later updated due to the continuous impact of the Solidarity Law and the new measures adopted in 2020, which are described below.

On December 23, 2019, the Solidarity Law was publised, declaring a state of public emergency in terms of economic, financial, fiscal, administrative, social security, tariff, energy, health and social matters, and suspending the adjustment of tariff schemes for power and natural gas distribution and transportation under federal jurisdicition, until the entry into force of the new provisonal tariff schemes (Decree No. 1,020/2020). In additon, it delegated to the PEN the power to begin extraordinary reviews of current RTIs and authorized the PEN to administratively intervene the ENARGAS for a term of 1 year, which was formalized by Decree No. 278/2020. The 1-year term was then extended by Decree No. 1,020/2020 until December 31, 2021 or until completion of the RTI.

On December 17, 2020, Decree No. 1,020/2020 was published, ordering the commencement of the RTI for providers of power and natural gas public distribution and transportation services under federal jurisdiction, establishing a maximum negotiation term of 2 years, and providing for the elaboration of a RTT until completion of the RTI. On December 7, 2022, Decree No. 815/2022 was published in the BO, extending both the administrative intervention of the ENARGAS to January 1, 2024 or until completion of the RTI, and the RTI negotiation term to December 16, 2023.

On June 1, 2022, ENARGAS Resolution No. 214/2022 was published in the BO, approving the tariff schemes to be applied by Metrogas, which incorporate the new natural gas prices at the PIST applicable as from June 1, 2022, approved by SE Resolution No. 403/2022. On March 1, 2023, through ENARGAS Resolution No. 97/2023, the new tariff schemes to be applied by Metrogas came into effect until May 1, 2023.

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35.	MAIN REGULATIONS (cont.)

Procedure for the compensation of the lower revenues received by Distributors from their users for benefits and / or bonuses and for higher costs of unaccounted natural gas

MINEM Resolution No. 508-E/2017 established the procedure to compensate the lower revenues received by natural gas distribution licensees from users, as a result of the application of benefits to users under the regulations in force in terms of the social tariff and discounts for lower consumption, and the higher costs of UNG compared to those established for their recognition in tariffs, applicable from January 1, 2018. However, on December 7, 2018, the ENARGAS notified the SGE certain observations claiming that the SGE did not recognize the adjustment regarding UNG and determined that all amounts received from January 2018 to November 2018, which until such date were of a provisional nature, should be set off with the amounts owed by the SGE to Metrogas. Besides, the adjustments of actual values established under such procedure for the same period, and the excess in costs incurred from December 2018 to September 2019 were not recognized either.

This procedure complies with article 20.2 of the Standard License approved by Decree No. 2.255/1992, which provides that distributors have the right to compensation for the lower revenues caused by those measures in order to maintain the payment chain related to the operation and maintenance of the natural gas public distribution service through networks, including the payment of invoices for the purchase of natural gas and to ensure the continuity in the provision of the said public service.

Note from ENARGAS related to YPF’s interest in Metrogas

On December 28, 2016, Metrogas received a Note from ENARGAS, requesting it to adjust Metrogas’ equity structure in compliance with deadline provided for in the Public Emergency Law of 2002 and in compliance with article 34 of the Gas Law. In this regard, it should be noted that YPF indirectly acquired a 70% interest in Metrogas in a transaction that was approved by ENARGAS Resolution No. I/2,566 dated April 19, 2013; and, following the merger with YPF Inversora Energética S.A. and Gas Argentino S.A. holds 70% of Metrogas shares.

On March 30, 2017, YPF filed an appeal for reconsideration requesting that the ENARGAS Note be revoked and a new decision be rendered setting a reasonable timeframe consistent with the current gas market situation, in order to comply with article 34 of the Gas Law.

On June 15, 2017, YPF submitted to the ENARGAS a tentative schedule for the process of adjusting its interest in Metrogas, which was extended in detail on July 3, 2017. Such presentation does not imply the waiver of the aforementioned appeal.

On April 5, 2018, ENARGAS rejected the reconsideration appeal filed by YPF on March 30, 2017 by ENARGAS Resolution No. 313/2018. On October 8, 2018, YPF filed an appeal for the SGE to decide on the issue. As of the date of issuance of these consolidated financial statements, the appeal has not yet been decided.

35.c.4) Regulatory framework associated with the LPG industry

Law No. 26,020, enacted in 2005 (the “LPG Law”) lays down the regulatory framework for the LPG industry, covering all activities related to the production, fractionation, bottling, transportation, storage, distribution and sale of LPG, declaring them of public interest. It also establishes the free import of LPG, regardless of the restrictions or other measures established by the PEN where the product is subject to subsidies in the country of origin, and the free export of LPG once the supply of the domestic demand is ensured.

Under the LPG Law, which provides for the creation of a trust fund to finance botted LPG consumption for low income consumers having no access to the distribution of natural gas through networks, the Argentine Government launched serveral programs stimulating the supply of the domestic market (see Note 35.d.2)).

35.c.5) Regulatory framework associated with electric power generation.

The Group generates thermal conventional electrical energy and renewable energy through YPF EE and CT Barragán.

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35.	MAIN REGULATIONS (cont.)

The basic regulatory framework for Argentina’s electricity sector is laid down under Law No. 15,336 of 1960, as amended by Law No. 24,065 of 1991, and regulated by Decrees No. 1,398/1992 and 186/1995 (collectively the “Regulatory Framework”). This Regulatory Framework is supplemented by SE regulations regarding generation and commercialization of electric power, including former SEE Resolution No. 61/1992. Also, in terms of generation of electric power from renewable sources, the regulatory framework is supplemented with specific regulations issued to promote their development (see “Renewable Energies” section).

Law No. 24,065 implemented the privatization of state-owned companies in the electric power sector and divided the industry vertically into four categories: (i) generation; (ii) transmission; (iii) distribution; and (iv) demand. Also, the law organized the WEM (see “WEM” section), where generators of electric power are one of its players.

Under Law No. 24,065, the generation of electric power is defined as an activity of public interest developed in a competitive market. Generators of electric power from a thermal source (that is, generation fired by natural gas, petroleum liquids, such as diesel and fuel oil, or coal), and from a renewable non-hydraulic source, do not require any concession from the State to operate. However, transmission and distribution activities are regulated as public services and hence are subject to concessions granted by the Argentine Government.

In turn, the Provinces can regulate the electrical systems within their relevant territories, the Provinces being their enforcement authority. However, if a participant of the provincial electrical sector should connect to the Argentine Electricity Grid (“SADI”, by its acronym in Spanish), it must also meet federal regulations.

Argentina’s Electricity Regulator (“ENRE”, by its acronym in Spanish) is the agency regulating, auditing and controlling the electric power industry.

CAMMESA

CAMMESA is responsible for SADI’s National Dispatch of Loads. CAMMESA’s main function is the technical and administrative coordination of electric power supply and demand within a real-time operation system, which includes determining the production schedule of all generation plants of the system in order to balance production with demand. CAMMESA also collects payments from all WEM agents and purchases and provides natural gas to generators, pursuant to the provisions of former SE Resolution No. 95/2013, article 8, as amended by Resolution No. 12/2019 issued by the Ministry of Productive Development.

WEM

The WEM is composed of a term market, with contracts for quantities, prices and conditions freely agreed between sellers and buyers; a spot market where prices are established on an hourly basis according to the economic cost of production, represented by the short-term marginal cost as measured at the system load centre (market node), and a quarterly stabilization system for spot market prices, intended for distributor purchases.

Price of electricity dispatch and spot market

In order to meet energy demand, CAMMESA prioritizes energy units with the lowest variable cost of production, progressively moving towards units with the highest variable costs of production, until the entire demand is covered. Thus, CAMMESA must define an optimum market price taking into account the typical hourly demand curves and the existing limitations of the system. This procedure must be used to project future SAID and WEM requirements. However, gaps between projections and prevailing market conditions generate differences between distributors’ energy purchases at seasonal prices and payments to generators for sales of energy at spot prices.

Since the enactment of the Public Emergency Law of 2002 and the emergency of the electricity sector through Decree No. 134/2015, a series of temporary provisions modified the original pricing system. Among the main regulations published, the resolutions related to the following stand out: management and dispatch of fuels, calls for tenders for the provision of additional thermal generation and associated electric power production capacity, subject to special remuneration mechanisms, formalizing commitments through contracts between generators and CAMMESA; calls for tenders to incorporate new efficient electric energy generation through the closing of open cycles and Co-Generation; and resolutions by the SE implementing new remuneration mechanisms for the generation sector of power energy.

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35.	MAIN REGULATIONS (cont.)

On February 26, 2020, the SE through Resolution No. 31/2020 set the conversion to Argentine pesos of the remuneration of generation units not committed under contracts (set in dollars since Resolution ex SEE No. 19/2017. Subsequently, the SE, through new Resolutions has been determining increases in the aforementioned remuneration regime. On December 14, 2022, through Resolution No. 826/2022 the SE determined an increase in said remuneration.

As regards the remuneration regime of authorized thermal generators, it was provided that their remuneration would be composed of a payment for the monthly available power, a payment for generated power and another for operated power, plus another payment for energy generated in hours of maximum thermal requirement.

Renewable energies

In recent years, Argentina issued regulations in order to regulate and incorporate renewable energies into the WEM and to promote their development through incentives in the form of tax benefits and preferential or subsidized tariffs. Thus, in 2006, Law No. 26,190 was enacted, which established a National Promotion Regime for the use of renewable energy sources, subsequently amended in 2015, by Law No. 27,191. These regulations, among other issues, set targets for the consumption of renewable energies for all electricity consumers, and specifically, for large users in terms of the minimum percentage of electricity from renewable energies they are required to consume, and establish tax benefits for eligible projects.

Among the main regulations aimed at encouraging the use of renewable energy, the following stand out:

- Former MEyM Resolution No. 281-E/2017, approving the Renewable Energy Term Market (“MATER”), which allows large users to meet their consumption quotas of electric power from renewable sources through: (i) the joint purchase system (through CAMMESA); (ii) the signing of private Power Supply Agreements (“CAE”, by its acronym in Spanish); or (iii) the development of a self-generation or co-generation project. As a general principle, the CAEs signed on the MATER (outside the joint purchase system) may be freely negotiated between the parties.

-The RenovAr Program (Rounds 1, 1.5, 2 and 3) established under former MEyM Resolutions No. 136/2016, 252/2016, 275/2017, and former SGE Resolution No. 100/2018, which feature calls for bids for contracting electric power from renewable energies on the WEM, in compliance with their respective bidding terms and conditions.

35.d) Incentive programs for hydrocarbon production

35.d.1) Incentive programs for natural gas production

With the purpose of increasing production and the offer of natural gas in the domestic market, considering the country’s energy trade balance deficit, the Argentine Government implemented several programs to stimulate natural gas production.

Stimulus Program for Investments in Natural Gas Production Developments from Unconventional Reservoirs (“Resolution 46 Program”).

By MINEM Resolution No. 46-E/2017 Resolution 46 Program was created with the purpose of encouraging investments in the production of natural gas from unconventional reservoirs in the Neuquina basin until December 31, 2021.

This Resolution established a compensation equal to the amount resulting from deducting from the effective sales price obtained from sales to the domestic market, including conventional and unconventional natural gas, the minimum sales price of 7.50 US$/MBTU for 2018, 7.00 US$/MBTU for 2019, 6.50 US$/MBTU for 2020 and 6.00 US$/MBTU for 2021, multiplied by the production volumes of unconventional natural gas. Compensations under Resolution 46 Program would be paid as follows: 88% by producing companies and 12% by the Province where the concession area included in the Program is located.

The Company was admitted to the Resolution 46 Program for its interest in Aguada Pichana Este, Aguada Pichana Oeste - Aguada de Castro, Estación Fernández Oro and La Ribera I and II concessions. However, on December 2, 2020, the Company requested its removal from Resolution 46 Program with respect to La Ribera I and II and Estación Fernández Oro concessions from January 1, 2020.

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35.	MAIN REGULATIONS (cont.)

Under the Resolution 46 Program, the Company filed administrative objections to several payment Resolutions.

Plan for the Promotion of Argentine Natural Gas Production - Supply and Demand Scheme 2020-2024 (“Plan GasAr 2020-2024”)

On November 16, 2020, Decree No. 892/2020 was published, which approved the Plan GasAr 2020-2024, mainly aimed at: encouraging investments in natural gas production to meet demand requirements with domestic production; generating long-term certainty in the production and distribution sectors; ensuring the supply of the priority demand and the thermoelectric generation segment; and establishing a transparent, open and competetitve system for the formation of natural gas prices.

The Plan GasAr 2020-2024, initially effective for a 4-year term, will be implemented through the execution of individual contracts between gas producers, distributors and sub-distributors (to satisfy the priority demand) and CAMMESA (to satisfy the thermoelectric generation demand). The Plan GasAr 2020-2024 provides that individual contracts shall be negotiated through an auction or bidding process for a total base volume of 70,000,000 m3/d for the 365 days of each calendar year of the plan term, ensuring demand aggregation mechanims allowing to meet natural gas requirements of the priority demand and power plants, plus exports in the non-winter period. Besides, it established that the Argentine Government may decide to undertake the monthly payment of the portion of natural gas prices at the PIST in order to mitigate the impact of the cost of natural gas to be transferred to users. Thus, the Argentine Government shall pay each producer a compensation equal to the difference between the price billed to distributors and/or sub-distributors and the seasonal price tendered, as appropriate.

Besides, participating producers shall undertake to reach a production curve per basin that ensures the maintainance and/or increase of current production levels, according to bids presented. If the curve is not achieved, reductions proportional to the tendered price may be applied, including the eventual removal of the producer from the Plan GasAr 2020-2024. Also, penalties may be imposed if the investment commitment undertaken or the commitment to increase Argentine value added (obligation imposed under the Plan GasAr 2020-2024 to producers) is not complied with.

On November 24, 2020 SE Resolution No. 317/2020 was published, calling a public tender for the effective award of the total base volume provided for under the Plan GasAr 2020-2024 and an additional volume for each of the winter periods 2021 to 2024, included.

On December 16, 2020, SE Resolution No. 391/2020 was published (supplemented by SE Resolution No. 447/2020), which awarded the base natural gas volumes and approved natural gas prices at the PIST corresponding to the awarded volumes. Under this Resolution, the Company was awarded an annual natural gas supply of up to 7,628.5 Mm3 (20.9 Mm3/d, the total volume tendered in the auction, all corresponding to the Neuquina basin, in line with a committed production curve of about 30 Mm3/d). From the total committed volume, about 56% will be used to cover the demand of power plants through CAMMESA and the remaining 44% will be used to supply distributors’ priority demand.

On March 4, 2021, AFIP General Resolution No. 4,939/2021 was published in the BO, establishing a procedure to register, apply for and assign tax credit certificates under the securities system established in Annex to Decree No. 892/2020 with the purpose of supporting the payment of the compensation to be borne by the Argentine Government as defined in the said Annex.

As of December 31, 2022, the Company received provisional compensations in a total amount of 117.

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35.	MAIN REGULATIONS (cont.)

Plan for Reinsurance and Promotion of Federal Hydrocarbon Production Domestic Self-Sufficiency, Exports, Imports Substitution and the Expansion of the Transportation System for all Hydrocarbon Basins in the Country 2023-2028 (“Plan GasAr 2023-2028”)

On November 4, 2022, Decree No. 730/2022 was published in the BO, which approved the Plan GasAr 2023-2028 which authorizes the SE to implement a system for the supply of volumes, terms and maximum reference prices of natural gas at the PIST, applicable to supply contracts between suppliers and users, ensuring free price formation and price transparency under this Plan, in compliance with Law No. 24,076 and the volumes to be established by the SE in order to guarantee the optimal supply of the demand considering the transportation capacity.

In addition, the Plan GasAr 2023-2028 modifies the scheme for granting natural gas export licenses, establishing export quotas to be assigned to participating producers according to certain criteria, in compliance with the respective regulations. However, no export license holder may export in each seasonal period more than 30% of the total volume authorized to be exported or more than 50% of its delivery commitment under the Plan GasAr 2023-2028, whichever is lower, in compliance with the respective regulations.

On December 23, 2022, SE Resolution No. 860/2022 was published, which established: (i) the approval of the national public tender called by Resolution SE No. 770/2022; (ii) the extension of the delivery commitments undertaken by producers under the Plan GasAr 2020-2024 for the supply of distribution and subdistribution licensees, ENARSA and CAMMESA from January 1, 2025 to December 31, 2028 for a volume of up to 20,900,000 m³/d; (iii) and the award of natural gas volumes to suppliers. Under this Resolution the Company was awarded an annual volume of natural gas supply corresponding to the Neuquina basin of up to 965,000 m³/d (Base Gas January) and a natural gas volume in the winter season of up to 3,250,000 m³/d (Peak Gas 2024) under the Plan GasAr 2023-2028.

35.d.2) Incentive programs for the domestic supply of LPG

With the purpose of ensuring the supply of LPG to the domestic market at affordable prices ensuring LPG availability to lowest income users who have no access to the supply of natural gas through networks, the Argentine Government has implemented the following programs of relevance to the Company:

Bottle-to Bottle Program

Concerning the bottled LPG segment, the LPG Law (see Note 35.c.4)) established the creation of a trust fund to finance the consumption of LPG in 10, 12, y 15-kg bottles for low income users having no access to natural gas distribution through networks, thereby granting the SE the power to establish benchmark prices.

In 2015, in the context mentioned above, the Bottle-to Bottle Program was created by Decree No. 470/2015, subsequenty regulated through SE Resolution No. 49/2015. The purpose fo this Program is to maintain price stability in the commercialization chain of butane and propane to be used in 10, 12 and 15 kg bottles and in certain supply areas. As provided for under Bottle-to Bottle Program regulations, at present the SE establishes, on an annual basis, the quotas of butane for the supply of the domestic market by producers, and the benchmark prices applicable on each ocassion to bottled LPG for residental use. Under the Bottle-to Bottle Program, producers would be paid a compensation, which was finally set at 0 from February 1, 2019 by SGE Resolution No. 15/2019.

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35.	MAIN REGULATIONS (cont.)

Propane Network Agreement

In order to guarantee the stability of the conditions for the supply of undiluted propane through networks, on December 27, 2002, the MINEM entered into an agreement with LPG producers for the supply of propane for distribution networks of undiluted propane gas effective until April 30, 2003 and renewable for a maximum term of one year. Later, under Laws No. 26,019 of 2005 and Law No. 26,546 of 2009, the agreement was extended until April 30, 2023. The agreement guarantees the supply of a given volume of gas to distributors and sub-distributors of propane gas through networks at a given price, against payment of an economic compensation to LPG producers for their lower revenues. The 19th extension agreement of the Propane Network Agreement is currently in force.

35.d.3) Investment Promotion Regime for the Exploitation of Hydrocarbons - Decree No. 929/2013

Decree No. 929/2013 provides for the creation of an Investment Promotion Regime for the Exploitation of Hydrocarbons (“Promotional Regime”), both for conventional and unconventional hydrocarbon exploitation projects. Inclusion in this Regime may be applied for by holders of hydrocarbon exploration permits and/or exploitation concessions and/or any third parties associated to such holders jointly with them, which have filed an investment project in foreign currency of at least 1,000, computed as of the date the project was filed, to be invested during the first 5 years of the project (this amount was modified by Law No. 27,007 and reduced to 250).

The following are the main benefits for subjects subject to the Regime: i) they will be entitled, under the terms of Law No. 17,319, and from the fifth successive year counted since the start-up of their respective projects, to freely sell to foreign markets 20% of their production of liquid and gaseous hydrocarbons produced under the said projects, with a 0% export duty, should these be applicable; ii) they will be entitled to free availability of 100% of any foreign currency obtained from the export of the hydrocarbons mentioned in the preceding item, and iii) for periods where national production fails to meet domestic supply needs under the terms of article 6 of Law No. 17,319, subjects included in the Regime will be entitled to obtain, from fifth year following the approval and start-up of their respective projects - with respect to the percentage of liquid and gaseous hydrocarbons produced under such projects available for export as mentioned herein above - a price not lower that the reference export price, which will be determined without computing the incidence of export duties otherwise applicable.

35.d.4) Foreign Currency Access Regime for Incremental Oil Production (“RADPIP” by its acronym in Spanish) and Foreign Currency Access Regime for Incremental Natural Gas Production (“RADPIGN”, by its acronym in Spanish) - Decree No. 277/2022

On May 26, 2022, the Argentine Government issued Decree No. 277/2022, creating the RADPIP and RADPIGN regimes. In order to obtain the benefits under these regimes, companies must: (i) be registered with the Register of Oil Companies and be holders of hydrocarbon exploitation concessions; (ii) adhere to these regimes under the terms established by the SE; (iii) obtain an incremental production under the terms defined in the Decree; and (iv) comply with the Regime for Promotion of Employment, Work and Development of Regional and National Providers of the Hydrocarbon Industry.

Beneficiaries of RADPIP and RADPIGN regimes will have, for a percentage of the incremental production in accordance with (iii) above, access to foreign exchange currencies on the Exchange Market for the payment of principal and interest on foreign trade and financial liabilities, including liabilities with non-resident related companies and/or profits and dividends. Such access to the Exchange Market will not be subject to prior approval by the BCRA (see Note 35.g)).

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35.	MAIN REGULATIONS (cont.)

35.d.5) Incentive Programs for the Production of Conventional Hydrocarbons

•	Provincial Stimulus Program - Province of Mendoza

On December 4, 2020, by Law No. 9,279, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons” (“Program I”), which seeks to promote the development, reactivation and increase of hydrocarbon activity. Program I will reimburse its beneficiaries, by means of tax credit certificates, any expenditures which, up to the authorizations limit specified in the regulation, are made in projects for the deployment of new wells, and/or the reactivation of existing ones, which as of the date of the Law was published, were inactive. These tax credit certificates may be used to pay the turnover tax and royalties.

On July 7, 2021, by Law No. 9,330, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons II” (“Program II”) with the same purpose and modality as Program I, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2025, which may be extended for a term of 3 years.

On December 31, 2021, by Law No. 9,364, the Province of Mendoza created the program known as “Mendoza Activates Hydrocarbons III” (“Program III”) with the same purpose and modality as Programs I and II, enlarging tax credit up to limit authorized under the regulations and extending the term for its use to December 31, 2026, which may be extended for a term of 3 years.

As of the date of issuance of these consolidated financial statements, the proposals for Program I, which involve projects in Barrancas, Vizcacheras and Loma Alta Sur areas, were approved.

•	Provincial Stimulus Program - Province of Neuquén

By Decree No. 913/2021, the Province of Neuquén ordered the creation of the “Provincial Hydrocarbon Reactivation Program” for the promotion of investment and the increase in conventional hydrocarbon production. The program contemplates a financial incentive for investments through the granting of tax benefits, by obtaining a non-transferrable tax credit certificate for up to 50% of the amount of the approved investment, which may be used until December 31, 2026 for the payment of the turnover tax, once the investments made have been certified.

Under the Provincial Hydrocarbon Reactivation Program, YPF has executed agreements with the Province of Neuquén to obtain the benefits of this Program, which involve projects in the Octógono Fiscal and Al Norte of The Dorsal areas.

•	Provincial Stimulus Program - Province of Chubut

By Decree No. 278/2021, the Province of Chubut created the “Hydrocarbon Industry Program”, aimed to stimulate the increase in hydrocarbon production, maintaining reserves and preserving employment. The Program contemplates a reduction in royalty rates applicable to incremental production.

Under these Program, YPF submitted projects comprising the areas known as Manantiales Behr, Campamento Central - Cañadón Pérdido, Restinga Alí and El Trébol.

As of the date of issuance of these consolidated financial statements, the Province of Chubut has granted a 50% royalty rate reduction for a 10-year term applicable to: (i) incremental production from the Polymer Injection Pilot in El Trébol area, reducing the royalty rate to 6% for this type of production, decided by Decree No. 166/2022, and (ii) The Offshore Primary Develeopment Project (Proyecto Desarrollo Primaria Costa Afuera) in Restinga Alí area, decided by Decree No. 184/2022, reducing the royalty rate to 6% for oil production obatined from up to 6 wells in such area.

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35.	MAIN REGULATIONS (cont.)

35.e) Tax regulations

35.e.1) Income tax

Law No. 27,468, published in the BO on December 4, 2018, established that the inflation adjustment procedure for taxation purposes will be applicable for fiscal years beginning January 1, 2018. In the first, second and third fiscal years since it became effective, this procedure shall be applicable if the variation in the CPI, estimated from the beginning to the end of each of those years exceeds 55%, 30% and 15%, for the first, second and third year of application, respectively. From the fourth year, i.e., fiscal year beginning on January 1, 2021, the procedure will apply to the extent the CPI variation accumulated over 36 months prior to the applicable fiscal year end exceeds 100%. Considering that the CPI as of December 31, 2022, 2021 and 2020 exceeds the mentioned parameters, the Group applied the tax adjustment for inflation in its income tax estimate.

On December 23, 2019, Law of Solidarity was published in the BO, which introduced the following changes to the Income Tax Law:

- It suspended the income tax rate reduction from 30% to 25% established by the Tax Reform until fiscal years beginning on January 1, 2021, included. Accordingly, although the gradual changes in the income tax rate were not applicable to the current tax calculation, the main accounting impact of the new regulations occurred in the calculation of deferred assets and tax liabilities. See Note 17.

- It modified the dividend withholding rate from 13% to 7% until fiscal years beginning on January 1, 2021 included.

- 1/6 of the positive or negative adjustment for inflation provided for under Title VI of the Income Tax Law, for the first and second fiscal years beginning in January 2019, was recorded in such fiscal year, and the remaining 5/6 in equal parts over the immediately following five fiscal years.

On June 16, 2021 Law No. 27,630 was published in the BO, introducing the following amendments to the Income Tax Law:

- The income tax rate for companies and permanent establishments, applicable to fiscal years beginning on or after January 1, 2021, was modified. To such end, it introduced a scale of rates ranging from 25% and 35% to be applied according to the taxpayer’s accumulated taxable net profit, and such amounts will be adjusted annually according to the CPI.

- The distribution of dividends and profits to individuals, undivided estates and foreign beneficiaries is subject to a 7% rate.

Income tax pre-payment for taxpayers with extraordinary income

On August 16, 2022, AFIP General Resolution No. 5,248/2022 was published in the BO. This Resolution established a one-time extrardinary pre-payment on account of income tax applicable to companies meeting one of the following conditions in fiscal year 2021 or 2022: (i) the amount of income tax determined is equal to or or higher than 100 million pesos; and/or (ii) the taxable income, before any tax loss carryforwards is equal to or higher than 300 million pesos. This pre-payment is determined as follows: (i) for taxpayers whose pre-payments calculated under the general mechanism are higher than 0 pesos, 25% of the base pre-payment already being applied; and (ii) for remaining taxpayers, 15% of taxable income without considering the tax losses.

Budget Law 2023 - Deferral of tax adjustment for inflation

On December 1, 2022, Law No. 27,701 was published in the BO, which introduced changes to the Income Tax Law, establishing the possibility of deferring the tax adjustment for inflation contemplated under such Law corresponding to the first and second fiscal years beginning in January 2022, allowing to record, at taxpayer’s choice, one third of the adjustment in such fiscal year and the remaining two thirds in equal parts in the over the immediately following two periods. This benefit will only be admissible for subjects whose investment in the purchase, construction, manufacturing or final import of fixed assets, except automobiles, in each of the 2 fiscal periods immediately following the calculation of the respective first third, is equal or higher than 30,000 million pesos.

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35.	MAIN REGULATIONS (cont.)

35.e.2) Personal assets tax - Substitute taxpayer

Individuals and foreign entities, and undivided estates, regardless of whether they are domiciled or located in Argentina or abroad, are subject to a personal assets tax of 0.50% of the value of any shares or ADS issued by Argentine entities. The tax is levied on the Argentine issuers of such shares or ADS, such as YPF, which must pay this tax as substitutes for the respective shareholders, and is based on the equity value (following the equity method), or the book value of the shares derived from the last financial statements as of December 31 of each year. Under the Personal Assets Tax Law, the Group is entitled to seek reimbursement of the tax paid by the shareholders subject to such tax, using the reimbursement method the Group considers appropriate.

35.e.3) Fuels tax

From the existence of market prices for petroleum products following the deregulation of the hydrocarbon sector, Law No. 23,966 established a tax on liquid fuel transfers, which levied certain types of fuels, replacing the former regime based o regulated prices. Since August 2003, the calculation method originally consisting of a fixed value per liter according to the respective type of fuel was replaced by a rate on the average sales price.

Later, under Tax Reform, the new mechanism was modified reestablishing the fixed amounts per liter, which are adjusted quarterly based on variations in the CPI.

Incentive Regime for the Internal Supply of Fuels (“RIAIC”, by its acronym in Spanish)

On June 16, 2022, Decree No. 329/2022 was published in the BO, creating a promotion regime that allows refining and/or integrated refining companies to receive an amount equal to the sum they have to pay as tax on Liquid Fuels and Carbon Dioxide (“Tax on fuels”) for diesel imports, which may be applied to pay such tax. The RIAIC will be applicable to diesel imports and crude oil transfers from June 16 to August 16, 2022, that meet certain requirements established in said Decree and its corresponding regulation.

On February 22, 2023, Decree No. 86/2023 was published in the BO through which the RIAIC is reestablished, recognizing an amount equivalent to the amount that refining companies and/or integrated refiners must pay as fuel tax for imports of diesel oil and naphtha made between January 1 and February 28, 2023, which may be applied to the amount to be paid for such tax up to a limit of 20% and 17% of the sales in the domestic market of imported diesel oil and naphtha, respectively, that meet certain requirements established in said Decree and its corresponding regulation.

35.e.4) Regime for the regularization of taxes

On August 26, 2020, Law No. 27,562 (the “Law on Social Solidarity and Production Reactivation within the Public Emergency Framework”) was published in the BO, which declared the extension of the regularization of tax, social security and customs obligations originally established for micro, small and medium-sized enterprises (MSMEs) under Law No. 27,541. In the case of legal entities owning financial assets abroad, they should previoulsy comply with the requirement to repatriate al teast 30% of those assets within 60 days from the date they adhered to the regime (including shareholders holding al least 30% of the capital stock).

The regime allowed to include obligations past due as of July 31, 2020 and established a cash discount or plans from 48 to 120 instalments, depending on the type of debt and taxpayer, subject to a 2% fixed monthly interest rate in the first 6 instalments and Dablar rate in pesos at private banks from the seventh instalment.

Adherence to the plan, which originally expired on October 31, 2020, was successively extended until December 15, 2020 by Decree No. 966/2020.

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35.	MAIN REGULATIONS (cont.)

On November 11, 2021, Law No. 27,653 (the “Tax Relief Law to Strengthen the Recovery of Economic and Social Activities Affected by the COVID-19 Pandemic”) was published in the BO, which (i) it extended the moratorium granted under Law No. 27,541 as amended by Law No. 27,562, extending its deadlines and further covering obligations past due as of August, 31, 2021, included; (ii) with exclusive effect for the regularization of outstanding amounts detected by AFIP’s audit activity, interest in excess of 40% of the principal oustanding amount were written off and payment in plans of up to 72 instalments was authorized, and (iii) removed the restrictions on dividend distribution prior to August 26, 2022, unless the Company shall have pre-cancelled such tax debt, established under Law No. 27,541.

In addition, General Resolution No. 5,157/2022, published in the BO on February 25, 2022, established that term for adherence to the regularization regime mentioned above was until March 31, 2022, included, term which was extended to April 29, 2022 by AFIP General Resolution No. 5,181/2022 published in the BO on April 1, 2022.

35.f) Customs regulations

•	Export duties

Hydrocarbons

Since September 2018, hydrocarbon export duties which had previously been effective since 2000 and were suspended in January 2017, were restablished. Mechanisms varied from setting a fixed amount to establishing rates on the taxable value or FOB value.

On May 19, 2020, Decree No. 488/2020 was published in the BO effective until December 31, 2021, establishing a floating rate for hydrocarbon export duties ranging from 0% (where the Brent crude price is equal to or below 45 US$/ bbl) to 8% (where the Bret crude price is equal to or above 60 US$/ bbl). It was effective until December 2021.

On December 31, 2020, Decree No. 1,060/2020 was published in the BO effective until December 31, 2022, establishing a 4.5% export duty rate on goods included in Chapter 29 of the MERCOSUR Common Nomenclature (“NCM”), in which ethanol and methanol, among others, are included.

Agricultural products

On March 4, 2020, Decree No. 230/2020 was published in the BO, which established a 33% tax (maximum tax rate allowed under Law No. 27,541), on the export taxes on wheat, corn and sorghum remained at 12%.

On October 5, 2020, Decree No. 790/2020 was published in the BO, by which the export duties on soybean and soybean products, such as soybean oil and flour, are fixed at 33% and 31%, respectively, from January 2021. From March 2022, all export duties for the products mentioned above were set in 33%. As of January 2023, the export duties established by Decree 790/2020 were restored.

Import licenses

On July 5, 2017, the Ministry of Productive Development published Resolution No. E 523/2017, establishing an automatic and non-automatic import licensing regime for goods classified under all NCM tariff headings and intended for definitive entry for consumption. Besides, it determined that NCM tariff headings listed in Annexes II to XIV of the said resolution are subject to non-automatic import licensing.

On March 10, 2021, by Resolution No. 5/2021 issued by the Undersecretariat of Trade Policy and Management, Annex XII was amended, whereby several goods, including diesel, are now subject to the automatic import licensing system.

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35.	MAIN REGULATIONS (cont.)

35.g) BCRA Regulations

With the aim of regulating access to the Exchange Market for the payment of imports of goods and services, payments of principal and interest of foreign financial debts and payment of profits and dividends, among other things, the BCRA established the following requirements:

(i)

The need to obtain the BCRA’s previous consent to repay principal amounts under foreign financial debts where creditor is not related to debtor, unless certain conditions established in the regulations are complied with;

(ii)

The obligation to settle through the Exchange Market within a given term all funds received from abroad resulting from collection of loans granted to third parties, the collection of term deposits or the proceeds from the sale of any kind of asset, where the asset has been acquired, the deposit made or the loan granted after May 28, 2020;

(iii)

The obligation to file a refinancing plan for maturities of principal and interest on foreign financial debts and issues of debt securities in foreign currency scheduled from October 15, 2020 to March 31, 2021;

(iv)	The need to have an affidavit for imports of goods and services, allowing an early access to the Exchange Market to State-controlled companies.

Under Communication “A” 7,621, the requirements mentioned in paragraphs (i), (ii) and (iii) are extended to, and including, December 31, 2023.

Besides, as from July, 2022, the BCRA added new requirements to obtain access to the Foreign Exchange Market without prior consent, which include submitting a sworn statement declaring:

- That all holdings in foreign currency in the country are deposited in a local bank account, that no available liquid foreign assets are owned and that no certificates of Argentine deposits representing foreign shares jointly exceeding 100,000 dollars are held. Holdings in excess of such amount had to be settled by August 19, 2022, included.

- That certain operations of sale, exchange and transfer of securities, among other concepts mentioned in Communication “A” 7,552, were not carried out in the 90 days prior to accessing the Exchange Market, and it undertakes not to carry out in the subsequent 90 days.

35.h) CNV Regulatory Framework

Information requirements as clearing and settlement Agent

The Company was registered with the CNV under the category “Clearing and settlement Agent and trading Agent - Own account”, record No. 549, that considering the Company’s business, the Company will not, under any circumstance, offer brokerage services to third parties for transactions in markets under the jurisdiction of the CNV, and it will also not open operating accounts to third parties to issue orders and trade in markets under the jurisdiction of the CNV.

In accordance with the regulations to the CNV, the Company is subject to the provisions of Section 5 c), Chapter II, Title VII of the regulations to the CNV, “Settlement and Clearing Agent - Direct Participant”. In this respect, as set forth in Section 13, Title VII, Chapter II, of the CNV rules, as of December 31, 2022, the equity of the Company exceeds the minimum equity required by such Rules.

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36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The information detailed in the tables below shows the balances with associates and joint ventures as of December 31, 2022, 2021 and 2020 and transactions with the mentioned parties for the years ended on such dates.

	2022
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	-	8	-	12	-
MEGA	-	43	-	1	-
Refinor	-	13	-	3	-
Y-GEN I	-	-	-	-	-
YPF EE	4	6	-	40	-
OLCLP	-	-	-	2	-
Sustentator	-	-	-	-	-
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	-
OTC	-	-	-	-	-

	4	70	-	58	-

Associates:
CDS	-	-	-	-	-
YPF Gas	2	9	-	3	-
Oldelval	18	-	-	10	-
Termap	-	-	-	3	-
GPA	-	-	-	2	-
Oiltanking	-	-	-	4	-
Gas Austral	-	-	-	-	-

	20	9	-	22	-

	24	79	-	80	-

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2021
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	-	11	-	9	-
MEGA	-	43	-	6	-
Refinor	-	19	-	1	-
Y-GEN I	-	-	-	-	-
YPF EE	4	12	8	33	1
OLCLP	-	-	-	2	-
Sustentator	-	-	-	-	-
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	-
OTC	-	-	-	-	-

	4	85	8	51	1

Associates:
CDS	-	-	-	-	-
YPF Gas	1	7	-	2	-
Oldelval	-	-	-	4	-
Termap	-	-	-	1	-
GPA	-	-	-	3	-
Oiltanking	-	-	-	2	-
Gas Austral	-	-	-	-	-

	1	7	-	12	-

	5	92	8	63	1

	2020
	Other receivables	Trade receivables	Investment in financial assets	Accounts payable	Contract liabilities
	Current	Current	Current	Current	Current
Joint Ventures:
Profertil	-	8	-	6	-
MEGA	-	32	-	3	-
Refinor	-	7	-	1	-
Y-GEN I	-	-	-	-	-
YPF EE	5	9	-	30	1
OLCLP	1	-	-	2	-
Sustentator	-	-	-	-	-
CT Barragán	-	-	-	-	-
OTA	-	-	-	-	-
OTC	-	-	-	-	-

	6	56	-	42	1

Associates:
CDS	-	2	-	-	-
YPF Gas	1	4	-	2	-
Oldelval	-	-	-	5	-
Termap	-	-	-	2	-
GPA	-	-	-	-	-
Oiltanking	-	-	-	4	-
Gas Austral	-	-	-	-	-

	1	6	-	13	-

	7	62	-	55	1

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

	2022			2021			2020
	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)	Revenues	Purchases and services	Net interest income (loss)
Joint Ventures:
Profertil	76	208	-	56	115	-	70	68	-
MEGA	242	-	-	197	13	-	175	31	-
Refinor	142	35	-	130	15	-	38	10	-
Y-GEN I	-	-	-	-	-	-	-	-	-
YPF EE	33	126	-	64	100	-	47	70	-
OLCLP	1	11	-	1	8	-	1	8	-
Sustentator	-	-	-	-	-	-	-	-	-
CT Barragán	-	-	-	-	2	-	-	1	-
OTA	-	3	-	-	-	-	-	-	-
OTC

	494	383	-	448	253	-	331	188	-

Associates:
CDS	-	-	-	4	-	(1)	10	-	-
YPF Gas	77	9	-	58	8	-	34	5	-
Oldelval	1	50	-	-	36	-	1	42	-
Termap	-	21	-	-	19	-	-	18	-
GPA	-	17	-	-	18	-	-	16	-
Oiltanking	-	28	-	-	25	-	-	22	-
Gas Austral	5	-	-	5	-	-	3	-	-

	83	125	-	67	106	(1)	48	103	-

	577	508	-	515	359	(1)	379	291	-

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Additionally, in the normal course of business, and considering being the main energy group in Argentina, the Group’s customer and suppliers portfolio encompasses both private sector entities as well as national public sector entities. As required by IAS 24 “Related party disclosures”, among the major transactions above mentioned the most important are:

		Balances			Transactions
		Receivables / (Liabilities)			Income / (Costs)
Customers / Suppliers	Ref.	2022	2021	2020	2022	2021	2020
SGE	(1) (21)	-	-	150	-	-	-
SGE	(2) (21)	-	16	40	-	39	56
SGE	(3) (21)	72	43	-	192	169	-
SGE	(4) (21)	9	4	3	15	8	3
SGE	(5) (21)	-	-	3	-	-	-
SGE	(6) (21)	1	2	7	-	-	2
SGE	(7) (21)	7	1	5	8	9	10
SGE	(8) (21)	38	66	73	-	-	-
Ministry of Transport	(9) (21)	8	8	33	51	67	65
AFIP	(10) (21)	38	-	-	52	-	-
Secretariat of Industry	(11) (21)	-	-	-	2	6	-
ANSES	(12) (21)	-	-	-	-	-	18
Ministry of Work, Employment and Social Security and AFIP	(13) (21)	-	-	-	-	2	-
CAMMESA	(14)	109	125	84	403	587	351
CAMMESA	(15)	(4)	(11)	(12)	(26)	(85)	(83)
ENARSA	(16)	71	87	71	130	123	153
ENARSA	(17)	(97)	(77)	(31)	(30)	(34)	(20)
Aerolíneas Argentinas S.A.	(18)	89	26	71	416	127	74
Aerolíneas Argentinas S.A.	(19)	-	-	-	(2)	(2)	-
Agua y Saneamientos Argentinos S.A.	(20)	10	17	-	-	32	-

(1)

Benefits for the Stimulus Program for the Additional Injection of Natural Gas corresponding to Resolution No. 1/2013 issued by the Strategic Planning and Coordination Commission of the Hydrocarbon Investments National Plan.

(2)	Benefits for the Resolution 46 Program. See Note 35.d.1).
(3)	Benefits for the Plan GasAr 2020-2024. See Note 35.d.1).
(4)	Benefits for the propane gas supply agreement for undiluted propane gas distribution networks. See Note 35.d.2).
(5)	Benefits for the Bottle-to Bottle Program. See Note 35.d.2).
(6)

Benefits for recognition of the financial cost generated by payment deferral by providers of the distribution service of natural and undiluted propane gas through networks. They consist of financial compensations to distributors, sub-distributors, transporters and producers by recognizing the interest generated by the payment deferral granted to residential users of natural gas and undiluted propane gas through networks of 22% of the invoices issued from July 1, 2019 to October 31, 2019, recovered from regular invoices issued from December 1, 2019 and for 5 monthly, equal and consecutive periods.

(7)

Procedure to compensate for the lower income that Natural Gas Piping Distribution Service Licensed Companies receive from their users for the benefit of Metrogas. Economic compensations received as a result of the application of benefits and/or discounts to users under the regulations in force regarding social tariffs of the natural gas distribution service through networks.

(8)	Compensations to Decree No. 1,053/2018. See Note 35.c.1).
(9)

Compensation for providing diesel to public transport of passengers at a differential price. They consist of economic compensations to hydrocarbon producing and refining companies committed to ensuring the supply of diesel in the necessary volumes to meet domestic needs.

(10)	Benefits of the RIAIC. See Note 35.e.3).
(11)

Incentive for domestic manufacturing of capital goods, for the benefit of AESA. It takes place through a fiscal bond be computed as a tax credit for the payment of national taxes (i.e., income tax, VAT and domestic taxes) provided that manufacturers have industrial establishments located in Argentina.

(12)	Benefits recognized by the Work and Production Assistance Program received in benefit of AESA and OPESSA. See Note 26.
(13)	Benefits recognized by the Productive Recovery Program II (“REPRO II”) in benefit of OPESSA. See Note 26.
(14)	Provision of fuel oil, diesel and natural gas.
(15)	Purchases of energy.
(16)	Sales of natural gas, LNG and provision of regasification service of LNG in Escobar and Bahía Blanca.
(17)	Sales of natural gas and crude oil.
(18)	Provision of jet fuel.
(19)	Purchase of miles for the YPF Serviclub Program.
(20)	Sale of assets held for disposal.
(21)	Income from incentives recognized according to IAS 20. See Note 2.b.11).

Additionally, the Group has entered into certain financing and insurance transactions with entities related to the national public sector. Such transactions consist of certain financial transactions that are described in Notes 14, 15 and 21 and transactions with Nación Seguros S.A. related to certain insurance policies contracts.

On the other hand, the Group holds Bonds of the Argentine Republic 2029 and 2030 identified as investments in financial assets at fair value with changes in results, and Treasury Bills and Bonds, identified as investments in financial assets at amortized cost. See Note 14.

Besides, the Company indirectly holds 100% of the capital stock of CDNC and Compañía de Hidrocarburo No Convencional S.R.L. (“CHNC”), but under the existing contractual agreements, it does not exercise the power to make the relevant financial and operative decisions, it does not fund its activities and it is not exposed to any risks or benefits arising from its interest in those companies. Therefore, such interest has not generated any balances or results for the Company.

F - 117
YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

36.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES (cont.)

Considering the rights Chevron might exercise in the future over CHNC to have access to 50% of the exploitation concession of Loma Campana and other supplementary rights, and as guarantee for those rights and other obligations under the Project Investment Agreement (“LC Agreement”) that the Company and Chevron signed on July 16, 2013, a pledge was created in favor of Chevron over the shares of an affiliate of YPF that indirectly holds YPF’s interest in CHNC.

In this context and considering that YPF is the operator of Loma Campana Area, the parties executed a Project Obligations, Indemnities and Guarantee Agreement under which the Company makes certain representations and guarantees in relation to the LC Agreement. This guarantee relating to the operation and management of the Project does not include the project’s performance or the return on investment, both of which are at Chevron’s exclusive risk.

During fiscal years 2022, 2021 and 2020, YPF and CHNC carried out transactions, among others, the purchases of gas and crude oil by YPF for 442, 424 and 208, respectively. These transactions were consummated in accordance with the general and regulatory conditions of the market. The net balance payable to CHNC as of December 31, 2022, 2021 and 2020 amounts to 46, 29 and 77, respectively.

The table below discloses the compensation for the YPF’s key management personnel, including members of the Board of Directors and Vice Presidents (managers with executive functions appointed by the Board of Directors), for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
Short-term employee benefits (1)	13	12	9
Share-based benefits	1	1	2
Post-retirement benefits	1	1	-
Termination benefits	6	2	3

	21	16	14

(1)	Does not include Social Security contributions of 3, 3 and 2 for the years ended December 31, 2022, 2021 and 2020, respectively.

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS

Note 2.b.10) describes the main characteristics and accounting treatment for employee benefit plans and similar obligations implemented by the Group.

Retirement plan

The charges recognized under the Retirement Plan amounted to approximately 4, 3 and 3 for the years ended December 31, 2022, 2021 and 2020, respectively.

Objective performance bonus programs and performance evaluation programs

The amount charged to expense related to the programs described was 122, 73 and 58 for the years ended December 31, 2022, 2021 and 2020, respectively.

Share-based benefit plans

Consistent with share-based benefit plans approved in previous years, the Company’s Board of Directors:

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

-

at its meeting held on May 9, 2017, approved the creation of a new shared-based benefit plan for 2017-2020 effective for 3 years from July 1, 2017 (grant date), with similar characteristics to the previously implemented schemes.

-

at its meeting held on May 8, 2018, approved the creation of a new shared-based benefit plan for 2018-2021 effective for 3 years from July 1, 2018 (grant date), with similar characteristics to the previously implemented schemes.

-

at its meeting held on May 9, 2019, approved the creation of a new shared-based benefit plan for 2019-2022 effective for 3 years from July 1, 2019 (grant date), with similar characteristics to the previously implemented schemes.

-

at its meeting held on November 10, 2020, approved the creation of a new shared-based benefit plan for 2020-2023 effective for 3 years from July 1, 2020 (grant date), with similar characteristics to the previously implemented schemes.

-

at its meeting held on September 23, 2021, approved the creation of a new shared-based benefit plan for 2021-2024 effective for 3 years from July 1, 2021 (grant date), with similar characteristics to the previously implemented schemes.

-

at its meeting held on September 15, 2022, approved the creation of a new shared-based benefit plan for 2022-2025 effective for 3 years from August 1, 2022 (grant date), with similar characteristics to the previously implemented schemes.

The repurchase of treasury shares is presented in Note 30. The cost of such repurchases is disclosed in the shareholders’ equity in the account of “Acquisition cost of Treasury shares”, while the nominal value and its adjustment derived from the monetary restatement made under the prior accounting principles (Argentine Accounting Standards) have been reclassified from the account “Capital” to the account “Treasury shares”, respectively.

Moreover, the 2019 - 2022 Plan was supplemented with an additional dollar amount, with the same vesting as the share-based benefit plan, to be paid in pesos at the exchange rate in force on the date of such vesting. This supplement has no significant effects.

Besides, it was defined that the 2021 - 2024 Plan would be paid in cash, which was reported in liabilities in “Salaries and social security”, included in “Bonuses and incentives provision” line. This liability is measured at fair value at the end of each period and charged to comprehensive income for the fiscal year. The change described in the conditions of the Plan does not have any significant effects.

Information related to the evolution of the quantity of shares, of the share-based benefit plans at the end of the years ended December 31, 2022, 2021 and 2020, is as follows:

Plan 2017 - 2020

	2022	2021	2020
Amount at the beginning of the fiscal year	-	-	183,201
- Granted	-	-	-
- Settled	-	-	(179,160)
- Expired	-	-	(4,041)

Amount at the end of the fiscal year (1)	-	-	-

Expense recognized during the fiscal year	-	-	1
Fair value of shares on grant date (in dollars)	-	-	20.26

(1)	The life of the plan in 2020 was 7 months.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

37.	EMPLOYEE BENEFIT PLANS AND SIMILAR OBLIGATIONS (cont.)

Plan 2018 - 2021

	2022	2021		2020
Amount at the beginning of the fiscal year	-	237,082		508,458
- Granted	-	-		-
- Settled	-	(230,254)		(246,457)
- Expired	-	(6,828)		(24,919)

Amount at the end of the fiscal year (1)	-	-		237,082

Expense recognized during the fiscal year	-	-	(2)	2
Fair value of shares on grant date (in dollars)	-	13.60		13.60

(1)	The life of the plan in 2021 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2020.
(2)	Registered value less than 1.

Plan 2019 - 2022

	2022		2021	2020
Amount at the beginning of the fiscal year	258,904		467,368	758,690
- Granted	-		-	-
- Settled	(192,225)		(182,510)	(246,236)
- Expired	(66,679)		(25,954)	(45,086)

Amount at the end of the fiscal year (1)	-		258,904	467,368

Expense recognized during the fiscal year	-	(2)	2	5
Fair value of shares on grant date (in dollars)	9.97		9.97	9.97

(1)	The life of the plan in 2022 was 7 months, whereas the remaining life of the plan was 7 months as of December 31, 2021, and between 7 and 19 months as of December 31, 2020.
(2)	Registered value less than 1.

Plan 2020 - 2023

	2022	2021	2020
Amount at the beginning of the fiscal year	469,779	774,150	-
- Granted	-	-	774,150
- Settled	(308,298)	(263,914)	-
- Expired	(22,435)	(40,457)	-

Amount at the end of the fiscal year (1)	139,046	469,779	774,150

Expense recognized during the fiscal year	1	2	1
Fair value of shares on grant date (in dollars)	4.75	4.75	4.75

(1)

The average remaining life of the plan is 7 months as of December 31, 2022, whereas the remaining life of the plan was between 7 and 19 months as of December 31, 2021, and between 7 and 31 months as of December 31, 2020.

Plan 2021 - 2024

	2022	2021	2020
Amount at the beginning of the fiscal year	1,252,400	-	-
- Granted	-	1,252,400	-
- Settled	(418,598)	-	-
- Expired	(14,979)	-	-

Amount at the end of the fiscal year (1)	818,823	1,252,400	-

Expense recognized during the fiscal year	6	2	-
Fair value of shares on grant date (in dollars)	8.00	8.00	-

(1)	The average remaining life of the plan is between 7 and 19 months as of December 21, 2022, whereas the average remaining life of the plan was between 7 and 31 months as of December 31, 2021.

Plan 2022 - 2025

	2022	2021	2020
Amount at the beginning of the fiscal year	-	-	-
- Granted	962,150	-	-
- Settled	-	-	-
- Expired	-	-	-

Amount at the end of the fiscal year (1)	962,150	-	-

Expense recognized during the fiscal year	1	-	-
Fair value of shares on grant date (in dollars)	6.67	-	-

(1)	The average remaining life of the plan is between 8 and 32 months as of December 31, 2022.

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YPF SOCIEDAD ANONIMA NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2022, 2021 AND 2020

38.	SUBSEQUENT EVENTS

On January 10, 2023, the Company issued the following NOs:

-

NO Class XXI denominated in dollars and payable in pesos accruing interest at a fixed rate of 1% maturing in 36 months to be integrated mainly in cash at payment exchange rate and, to a lesser extent due, in kind by surrendering Class XIV NO at the swap ratio, in a principal amount of 230.

-

NO Class XXII denominated and payable in pesos accruing interest at a variable rate maturing in 18 months from the issue and settlement date and payable in cash and in Pesos, in a principal amount of $ 12.488 million.

As of the date of issuance of these consolidated financial statements, March 9, 2023, there are no other significant subsequent events that require adjustments or disclosure in the financial statements of the Group as of December 31, 2022, or their description in note to these consolidated financial statements, which were not already considered in such consolidated financial statements according to IFRS.

These consolidated financial statements as of December 31, 2022, were approved by the Board of Director’s meeting and authorized to be issued on March 9, 2023 and will be considered at the next Shareholders’ Meeting.